As filed with the Securities and Exchange Commission on May 10, 2005

Registration No. 333-122090

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Pre-Effective Amendment No. 2 to

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DISCOVERY BANCORP

(Exact Name of Registrant as Specified in its Charter)

California	20-1814766

(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

338 Via Vera Cruz
San Marcos, California 92078
(760) 736-8900
(Address, including Zip Code, and Telephone Number,
including Area Code, of Registrant’s Principal Executive Offices)

James P. Kelley, II
President and Chief Executive Officer
Discovery Bancorp
338 Via Vera Cruz
San Marcos, California 92078
(760) 736-8900
(Address, including Zip Code, and Telephone Number,
including Area Code, of Agent for Service)

Copies to:

S. Alan Rosen, Esq.
Horgan, Rosen, Beckham & Coren, L.L.P.
23975 Park Sorrento, Suite 200
Calabasas, California 91302
Phone (818) 591-2121
Fax (818) 591-3838

Approximate date of commencement of proposed sale to the public: May 20, 2005

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

			Proposed	Proposed
Title of Each Class			Maximum	Maximum
of Securities to be	Amount to be		Offering Price	Aggregate	Amount of
Registered	Registered		Per Unit	Offering Price	Registration Fee
Common Stock, no par value	1,304,008	(1)	$16.75 (2)	$21,842,134	$2,570.82

Warrants	60,500	(3)	$15.00 (3)	$907,500	$106.81

Total	1,364,508		$15.00-$16.75	$22,749,634	$2,677.63

(1)	The estimated maximum number of shares to be issued includes approximately 206,210 shares anticipated to be issued pursuant to the exercise of outstanding stock options and 60,500 shares of Common Stock to be issued upon exercise of outstanding warrants.

(2)	Calculated in accordance with Rule 457(f)(1) under the Securities Act of 1933, as amended, based on the market value as of January 5, 2005, the date of the most recent trade in shares of Discovery Bank common stock.

(3)	Assumes all outstanding Warrants will be exercised at the maximum exercise price.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

[ON BANK LETTERHEAD]

PROSPECTUS
DISCOVERY BANCORP

May 16, 2005

Dear Shareholder:

     You are cordially invited to attend a Special Meeting of Shareholders of Discovery Bank which will be held on June 15, 2005, at the Bank’s main office located at 338 Via Vera Cruz, San Marcos, California 92078, at 5:30 p.m.

     You will be asked at the meeting to approve a merger agreement pursuant to which the Bank will become a wholly-owed subsidiary of a newly formed bank holding company, Discovery Bancorp, which has been organized at the direction of your Board of Directors. If the merger is approved, your Bank stock will be converted, without recognition of gain or loss for tax purposes, into stock of Discovery Bancorp on a share-for-share basis. Your current stock certificates will represent shares in the holding company, and it will not be necessary for you to exchange stock certificates, although you may do so if you so desire. Similarly, all outstanding warrants to purchase Bank stock will become warrants to purchase holding company stock. A detailed explanation of the proposed merger is contained in the accompanying Proxy Statement.

     Management believes that the formation of a holding company will provide business alternatives for your Bank which are desirable to compete with other major banks and larger regional banks, many of which have been similarly reorganized. The formation of the holding company will also facilitate our proposed acquisition of the assets of Celtic Capital Corporation and the establishment of a finance company subsidiary, also described in more detail in the accompanying Proxy Statement. Your Board of Directors unanimously believes that the proposed merger is in the best interests of the Bank’s shareholders and recommends a vote “For” the proposal.

     At the meeting you will also be asked to consider and approve the Discovery Bancorp 2004 Stock Option Plan which is more fully described in the accompanying Proxy Statement. Your favorable vote on this matter is also requested by your Board of Directors.

     It is important that your shares be represented at the meeting. Whether or not you plan to attend the meeting you are requested to complete, date, sign and return the enclosed Proxy in the enclosed envelope, at your earliest convenience.

     The accompanying Proxy Statement is also deemed under federal securities laws to be a prospectus by which Discovery Bancorp offers the Common Stock which you will receive in the proposed merger. This is the reason for the statement in bold-face type below which is required on all prospectuses.

Sincerely yours,

James P. Kelley, II
President and Chief Executive Officer

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is May 16, 2005

DISCOVERY BANK
338 Via Vera Cruz
San Marcos, California 92078
Telephone: (760) 736-8900

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 15, 2005
AT 5:30P.M.

TO THE SHAREHOLDERS OF DISCOVERY BANK:

     NOTICE IS HEREBY GIVEN that, pursuant to the Bylaws of Discovery Bank and the call of its Board of Directors, a Special Meeting of Shareholders (the “Meeting”) of Discovery Bank (the “Bank”) will be held at the Bank’s main office located at 338 Via Vera Cruz, San Marcos, California 92078, on Wednesday, June 15, 2005, at 5:30 p.m., for the purpose of considering and voting on the following matters:

     1. Approval of Bank Holding Company Reorganization. Considering and voting on a Plan of Reorganization and Merger Agreement dated October 20, 2004 (the “Merger Agreement”), which provides for the merger of the Bank with a wholly-owned subsidiary of the newly-formed holding company, Discovery Bancorp, as a result of which shareholders of the Bank will receive for their shares of the Bank’s Common Stock an equal number of shares of Discovery Bancorp’s Common Stock. These transactions are more fully described in the enclosed Proxy Statement and in the Merger Agreement attached as Exhibit A to the Proxy Statement.

     2. Approval of Stock Option Plan. Approving, as prospective shareholders of Discovery Bancorp, the Discovery Bancorp 2004 Stock Option Plan described in the enclosed Proxy Statement.

     3. Adjournments. Approving, if necessary, to adjourn the Meeting to solicit additional proxies in favor of the Merger Agreement and/or the Stock Option Plan.

     4. Other Business. Transacting such other business as may properly come before the Meeting and any adjournment or adjournments thereof.

     The Board of Directors has fixed the close of business on May 2, 2005, as the record date for determination of shareholders entitled to notice of, and the right to vote at, the Meeting.

     SINCE IMPORTANT MATTERS ARE TO BE CONSIDERED AT THE MEETING, IT IS VERY IMPORTANT THAT EACH SHAREHOLDER VOTE.

     WE URGE YOU TO SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. THE ENCLOSED PROXY IS SOLICITED BY THE BANK’S BOARD OF DIRECTORS. ANY SHAREHOLDER WHO EXECUTES AND DELIVERS SUCH A PROXY HAS THE RIGHT TO REVOKE IT AT ANY TIME BEFORE IT IS EXERCISED BY GIVING WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF THE BANK, BY SUBMITTING PRIOR TO THE MEETING A PROPERLY EXECUTED PROXY BEARING A LATER DATE, OR BY BEING PRESENT AT THE MEETING AND ELECTING TO VOTE IN PERSON BY ADVISING THE CHAIRMAN OF THE MEETING OF SUCH ELECTION.

     PLEASE INDICATE ON THE PROXY WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING SO THAT THE BANK CAN ARRANGE FOR ADEQUATE ACCOMMODATIONS.

By Order of the Board of Directors

Robert Cairns, Secretary

May 16, 2005

DISCOVERY BANK
338 Via Vera Cruz
San Marcos, California 92078
Telephone: (760) 736-8900

PROXY STATEMENT
SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 15, 2005

Page
INTRODUCTION
Agenda for the Meeting
The Bank Holding Company Reorganization
Reasons for the Merger
Differences in Corporate Structure
Federal Income Tax Consequences
Government Regulation and Supervision
Rights of Dissenting Shareholders
Conditions for Consummation; Anticipated Effective Date; Termination
Revocability of Proxies
Persons Making the Solicitation
Vote Required
Adjournments
Selected Financial and Other Data
RISK FACTORS
Risks Related to the Holding Company Reorganization
Risks Related to Discovery Bank
Risks Related to the Proposed 2005 Public Offering
Risks Related to the Celtic Acquisition
AVAILABLE INFORMATION
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
VOTING SECURITIES
SHAREHOLDINGS OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PROPOSAL 1 - BANK HOLDING COMPANY REORGANIZATION
General
Reasons for the Merger
Description of the Merger
Ratification and Approval of the Merger
Description of Discovery Bancorp Common Stock
Description of Discovery Bancorp Warrants
Comparison of Discovery Bank and Discovery Bancorp Corporate Structures
The Holding Company
Directors and Executive Officers
Supervision and Regulation — Discovery Bancorp
Permitted Non-Banking Activities
Federal Income Tax Consequences
Dissenters’ Rights
Exhibit 5.1
Exhibit 23.2
Exhibit 99

Page
Restrictions on Affiliates
Business of Discovery Bank
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Quantitative and Qualitative Disclosures About Market Risk
Supervision and Regulation — Discovery Bank
Trading in the Bank’s and the Holding Company’s Common Stock
Pro Forma Financial Information
Vote Required
CELTIC CAPITAL CORPORATION
Introduction
Background and Description of Celtic Transaction
Business of Celtic
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Celtic
Pro Forma Financial Information
COMPENSATION AND OTHER TRANSACTIONS WITH MANAGEMENT AND OTHERS
Summary Compensation
Stock Options
Employment Agreements
Employee 401(k) Plan
Directors’ Compensation
Compensation Committee Interlocks and Insider Participation
Compensation Committee Report on Executive Compensation
Related Party Transactions
PROPOSAL 2 – APPROVAL OF 2004 STOCK OPTION PLAN
Introduction
Summary of the Plan
Federal Income Tax Consequences
Certain Information Concerning All Options
Exchange of Options in Reorganization
Vote Required
OTHER MATTERS
INDEX TO AUDITED FINANCIAL STATEMENTS	F-1
PLAN OF REORGANIZATION AND MERGER AGREEMENT	Exhibit A

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY DISCOVERY BANCORP OR DISCOVERY BANK. THIS PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN ANY JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT NOR ANY SALE MADE HEREUNDER SHALL CREATE, UNDER ANY CIRCUMSTANCES, AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF DISCOVERY BANK OR DISCOVERY BANCORP SINCE THE DATE HEREOF.

ii

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT COST UPON REQUEST FROM LOU ELLEN FICKE, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, 338 VIA VERA CRUZ, SAN MARCOS, CALIFORNIA 92078, PHONE (760) 736-8900. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY JUNE 5, 2005.

iii

INTRODUCTION

     This Proxy Statement is furnished in connection with the solicitation of Proxies for use at a Special Meeting of Shareholders (the “Meeting”) of Discovery Bank (the “Bank”) to be held at the Bank’s main office located at 338 Via Vera Cruz, San Marcos, California 92078, on Wednesday, June 15, 2005, at 5:30p.m., and at any and all adjournments thereof.

     It is expected that this Proxy Statement and accompanying Notice and form of Proxy will be mailed to shareholders on or about May 20, 2005.

Agenda for the Meeting

     The matters to be considered and voted upon at the Meeting will be:

     1. Approval of Bank Holding Company Reorganization. Considering and voting on a Plan of Reorganization and Merger Agreement dated October 20, 2004 (the “Merger Agreement”), which provides for the merger of the Bank with a wholly-owned subsidiary of the newly-formed holding company, Discovery Bancorp, as a result of which shareholders of the Bank will receive for their             shares of the Bank’s Common Stock an equal number of shares of Discovery Bancorp’s Common Stock. These transactions are more fully described herein and in the Merger Agreement attached as Exhibit A hereto.

     2. Approval of Stock Option Plan. Approving, as prospective shareholders of Discovery Bancorp, the Discovery Bancorp 2004 Stock Option Plan, as described more fully herein.

     3. Adjournments. Approving, if necessary, to adjourn the Meeting to solicit additional proxies in favor of the Merger Agreement and/or the Stock Option Plan.

     4. Other Business. Transacting such other business as may properly come before the Meeting and any adjournment or adjournments thereof.

The Bank Holding Company Reorganization

     At the direction of the Bank, the Holding Company was incorporated on October 7, 2004 under the laws of the State of California to serve as the holding company for the Bank. At the effective date of the merger, shareholders of the Bank will automatically become shareholders of the Holding Company; accordingly, shareholders will not be requested to surrender their Bank stock certificates for new certificates. The Bank will conduct its business in substantially the same manner and from the same offices as the Bank did prior to the merger. (See “PROPOSAL 1 — BANK HOLDING COMPANY REORGANIZATION — Description of the Merger.”)

Reasons for the Merger

     The Board of Directors believes the establishment of a holding company structure for the Bank will provide greater flexibility in responding to the expanding financial needs of the Bank’s customers and in meeting increasing and ever-changing forms of competition for the furnishing of financial services. (See “PROPOSAL 1 — BANK HOLDING COMPANY REORGANIZATION — Reasons for the Merger.”)

Celtic Capital Corporation

     In addition to serving as the holding company for the Bank, the Holding Company, through its wholly-owned subsidiary Celtic Merger Corp., intends to acquire certain assets and assume certain liabilities of Celtic Capital Corporation, a commercial finance lender (“Celtic”), which has operated for more than 22 years from its headquarters in Santa Monica, California. Simultaneously, Celtic Merger Corp. will obtain a commercial finance lender’s license and change its name to “Celtic Capital Corporation” and engage in the business previously conducted by Celtic.

     Because the business to be conducted by Celtic Merger Corp. is the same as that previously conducted by Celtic, the Holding Company has caused Celtic Merger Corp. to enter into Employment Agreements and/or Consulting Agreements with the Celtic principals, Mark Hafner, who will serve as President and Chief Executive Officer of the finance company subsidiary, Alex Falo, who will serve as the Vice President and Loan Manager of the finance company subsidiary, and Bron Hafner who will serve as a Consultant. Each of the Employment and Consulting Agreements provide for a term of three (3) years and contain certain restrictions which prevent or limit the contracting party from competing against the finance company subsidiary. A detailed discussion of the terms of the Employment Agreements and the Consulting Agreement including salaries, bonuses and non-compete provisions is included in the discussion of Celtic Capital Corporation. (See “CELTIC CAPITAL CORPORATION – Background and Description of Celtic Transaction.”)

     Under the terms of the Asset Purchase Agreement, dated January 27, 2005 (the “Purchase Agreement”) by and among the Holding Company, Celtic Merger Corp, certain of Celtic’s principals and Celtic, Celtic will be paid the net book value of its furniture, fixtures and equipment plus the aggregate outstanding principal balance of, and accrued but unpaid interest owing on, the loans and outstanding balances on lines of credit that Celtic has extended to its customers, minus the outstanding balance of Celtic’s debt to Wells Fargo Bank which was used to fund Celtic’s loan business. At December 31, 2004, the net payment to Celtic would have been $3,582,873 (the “Net Payment Amount”).

     In addition to the Net Payment Amount, Celtic will receive a premium of $900,000 in cash and $800,000 worth of the Holding Company’s Common Stock valued at the per share price established in a public offering of new common stock to be conducted by the Holding Company. (See “CELTIC CAPITAL CORPORATION.”)

     If the Bank’s shareholders approve the proposed holding company reorganization, the Holding Company intends to conduct a public offering of its common stock immediately following the reorganization. It is anticipated that the Holding Company will offer approximately $12 million of its common stock, of which approximately $6.7 million of the anticipated proceeds from the offering will be used to fund the acquisition of Celtic’s assets and partially reduce Celtic’s debt.

     Under the terms of the Purchase Agreement, in the event that shareholder approval of the proposed holding company reorganization is not obtained, the acquisition will not be completed and the Holding Company may be liable to Celtic for out-of-pocket costs and expenses incurred by Celtic in connection with the transaction contemplated therein.

     Celtic earned $83,000 for the year ended December 31, 2004, compared to $16,000 for the prior year. Celtic’s net interest income after provision for credit losses was $2.7 million in 2004 compared to $3.0 million in 2003. During 2004 Celtic reduced costs by approximately $300,000.

Differences in Rights as Shareholders of the Holding Company

     After consummation of the merger, matters requiring the approval of the Bank’s shareholders, such as amendments to the Bank’s Articles of Incorporation or a merger of the Bank and another corporation, will be subject to the approval of the Holding Company as the Bank’s sole shareholder. With respect to charter documents, under California law, amendments to the Bank’s Articles of Incorporation require the California Department of Financial Institution’s (the “DFI”) approval, in addition to any shareholder approvals which may be required. Amendments to the Holding Company’s Articles of Incorporation do not require the DFI’s approval. Additionally, there are differences in regulatory and statutory requirements for the payment of cash dividends by the Bank and the Holding Company. (See “PROPOSAL 1 — BANK HOLDING COMPANY REORGANIZATION — Dividends.”)

Federal Income Tax Consequences

     The Merger is intended to qualify for federal income tax purposes as a tax-free “reorganization” under Section 368(a)(1)(A) of the Internal Revenue Code in which no gain or loss will be recognized by a Bank shareholder upon the receipt of Holding Company Common Stock in exchange for Bank Common Stock. A tax opinion to that effect has been obtained from Murray H. Falk, Esq., independent special tax advisor to the Holding Company. (See “PROPOSAL 1 — BANK HOLDING COMPANY REORGANIZATION — Federal Income Tax Consequences.”)

Government Regulation and Supervision

     After the merger, the Holding Company will be subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”), and will be subject to regulation by the Board of Governors of the Federal Reserve System (the “FRB”) with respect to its operations as a bank holding company. The Bank will continue to be subject to regulation by the same governmental agencies that currently regulate the Bank. (See “PROPOSAL 1 — BANK HOLDING COMPANY REORGANIZATION — Supervision and Regulation — Discovery Bancorp” and “- Supervision and Regulation — Discovery Bank.”)

Rights of Dissenting Shareholders

     Those shareholders of the Bank who object to the merger are not entitled to dissent from the merger and receive payment of the fair value of their shares.

Conditions for Consummation; Anticipated Effective Date; Termination

     The consummation of the Merger is subject to, among other things: (i) the affirmative vote of the holders of a majority of the outstanding shares of the Bank’s Common Stock; (ii) the approval of the California Department of Financial Institutions; (iii) the approval of the Federal Deposit Insurance Corporation; and (iv) the approval of the Federal Reserve Board. Applications for the regulatory approvals have been filed with all 3 regulatory agencies. The merger is not expected to be consummated until August, 2005. The merger may be terminated by either the Holding Company or the Bank prior to the approval of the merger by the shareholders of such party or by the mutual consent of the Boards of Directors of the Holding Company and the Bank after any shareholder group has taken the requisite affirmative action. (See “PROPOSAL 1 — BANK HOLDING COMPANY REORGANIZATION - Ratification and Approval of the Merger.”)

Revocability of Proxies

     A form of Proxy for voting your shares at the Meeting is enclosed. Any shareholder who executes and delivers such a Proxy has the right to revoke it at any time before it is exercised by filing with the Secretary of the Bank an instrument revoking it or a duly executed Proxy bearing a later date. In addition, the powers of the Proxy Holders will be revoked if the person executing the Proxy is present at the Meeting and elects to vote in person by advising the Chairman of such election. Subject to such revocation, all shares represented by a properly executed Proxy received in time for the Meeting will be voted by the Proxy Holders in accordance with the instructions specified on the Proxy. IF NO INSTRUCTION IS SPECIFIED WITH RESPECT TO A PROPOSAL TO BE ACTED UPON, THE SHARES REPRESENTED BY YOUR EXECUTED PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL LISTED ON THE PROXY. IF ANY OTHER BUSINESS IS PROPERLY PRESENTED AT THE MEETING, THE PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BANK’S BOARD OF DIRECTORS.

Persons Making the Solicitation

     This solicitation of Proxies is being made by the Board of Directors of the Bank. The expense of preparing, assembling, printing and mailing this Proxy Statement and the materials used in the solicitation of Proxies for the Meeting will be borne by the Bank. It is contemplated that Proxies will be solicited principally through the use of the mail, but officers, directors and employees of the Bank may solicit Proxies personally or by telephone, without receiving special compensation therefore. Although there is no formal agreement to do so, the Bank may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these Proxy Materials to shareholders whose stock in the Bank is held of record by such entities. In addition, the Bank may use the services of individuals or companies it does not regularly employ in connection with this solicitation of Proxies, if Management determines it advisable.

Vote Required

     A majority of the outstanding shares, represented in person or by proxy, is required for a quorum. Approval of the Merger Agreement requires the approval of the holders of a majority of the outstanding shares of the Bank’s Common Stock. Approval of the Stock Option Plan requires the approval of a majority vote of the shares represented at the Meeting. Abstentions and broker non-votes are counted towards a quorum but abstentions and broker non-votes are the equivalent of “no” votes with respect to the approvals of the Merger Agreement and the Stock Option Plan. The Bank’s directors and executive officers own approximately 23% of the Bank’s issued and outstanding common stock.

Adjournments

     Although it is not anticipated, the Meeting may be adjourned for the purpose of soliciting additional Proxies in favor of the Merger and/or the Stock Option Plan. Any adjournment of the Meeting maybe made without notice, other than by an announcement made at the Meeting, by approval of the holders a majority of the shares of the Bank’s Common Stock present in person or represented by proxy at the Meeting, whether or not a quorum exits. Any adjournment or postponement of the Meeting for the purpose of soliciting additional proxies will allow the Bank’s shareholders who have already sent in their Proxies to revoke them at any time prior to their use.

Selected Financial and Other Data

     The following table sets forth Discovery Bank’s financial information as of and for the years ended December 31, 2004, 2003 and 2002 and the period from inception, September 19, 2001, to December 31, 2001. This data should be read in conjunction with “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” and Discovery Bank’s audited financial statements as of December 31, 2004, 2003, 2002 and the period from inception to December 31, 2001 and related notes included elsewhere herein. The selected financial data was derived as of and for the years ended December 31, 2004, 2003 and 2002 and the period from inception to December 31, 2001 from Discovery Bank’s historical audited financial statements for those fiscal years.

	At or For the Year Ended December 31,
	(dollars in thousands)
	2004	2003	2002	2001[1]
STATEMENT OF OPERATIONS SUMMARY:
Interest income	$5,004	$3,292	$1,806	$87
Interest expense	1,180	866	496	8

Net interest income	3,824	2,426	1,310	79
Provision for possible loan losses	238	289	391	81

Net interest income after provision for possible loan losses	3,586	2,137	919	(2)
Other income	153	457	133	5
Other expenses	3,149	2,303	1,779	780

Income before provision for income taxes	590	291	(727)	(777)
Income taxes (credit)	(86)	(149)	1	0

Net income (loss)	$676	$440	$(728)	$(777)

PER SHARE DATA:
Basic[2]	$0.65	$0.49	$(0.92)	$(0.98)
Diluted	$0.61	$0.46	$(0.92)	$(0.98)
Book value[3]	$9.98	$10.81	$7.77	$8.65
Cash dividends	$0	$0	$0	0
Weighted average number of shares outstanding	1,037,298	897,017	795,298	795,298
Weighted average number of shares outstanding (fully diluted)	1,095,455	935,974	822,991	822,459

STATEMENT OF CONDITION SUMMARY:
Cash and due from banks	$1,639	$1,495	$1,402	$341
Federal funds sold	$4,945	$615	$1,745	$2,545
Interest-bearing deposits	$2,692	$2,533	$498	$399
Investment securities	$2,706	$2,843	$654	$1,833
Loans, net of unearned income	$81,035	$60,696	$37,674	$6,482
Allowance for possible loan losses	$998	$760	$472	$81
Other real estate owned	$0	$0	$0	$0
Total assets	$99,268	$68,282	$41,955	$11,841
Total deposits	$79,679	$54,161	$35,396	$4,904
Total shareholders’ equity	$10,354	$9,696	$6,178	$6,879

SELECTED RATIOS:
Return on average assets	0.79%	0.81%	(2.53)%	(8.27)%
Return on average equity	6.73%	5.74%	(11.17)%	(10.59)%
Total interest expenses as a percent of total interest income	23.58%	26.31%	27.46%	9.20%
Average net loans as a percent of average deposits	101.17%	102.53%	107.67%	94.70%
Total shareholders’ equity as a percent of total assets	10.43%	14.20%	14.73%	58.09%
Average equity as a percent of average total assets	11.68%	14.07%	22.61%	78.02%
Net Interest Margin/Total Average Earning Assets	4.76%	4.59%	4.71%	3.20%

[1]	For the period from commencement of operations, September 19, 2001, through December 31, 2001.

[2]	This figure represents the net income (loss) divided by the number of shares outstanding at the end of the period (exclusive of shares exercisable under our Stock Option Plan).

[3]	The book value per share represents total shareholders’ equity divided by the total number of shares of our common stock outstanding as of the period indicated.

RISK FACTORS

Risks Related to the Holding Company Reorganization

     Differences in Corporate Structure Regarding Voting Rights on Bank Matters. Upon consummation of the merger, the Holding Company will have the same number of shares issued and outstanding as were issued and outstanding for the Bank just prior to consummation of the merger, but the Bank’s shareholders will become the Holding Company’s shareholders and the Holding Company will become the Bank’s sole shareholder. Thus, after consummation of the merger, matters requiring the approval of the Bank’s shareholders, such as amendments to the Bank’s Articles of Incorporation or a merger of the Bank and another corporation, will be subject to the approval of the Holding Company as the Bank’s sole shareholder. With respect to charter documents, under California law, amendments to the Bank’s Articles of Incorporation require the Commissioner’s approval, in addition to any shareholder approvals which may be required. Amendments to the Holding Company’s Articles of Incorporation do not require the Commissioner’s approval. The Bank’s present shareholders will become the shareholders of the Holding Company and will be entitled to vote on similar matters affecting that corporation.

     Differences in Dividend Rights. Under California law, funds available for cash dividend payments by a bank are restricted to the lesser of: (1) retained earnings; or (2) the bank’s net income for its last three fiscal years (less any distributions to shareholders made during such period). Cash dividends may also be paid out of the greater of: (i) net income for a bank’s last preceding fiscal year; (ii) a bank’s retained earnings; or (iii) net income for a bank’s current fiscal year, upon the prior approval of the Commissioner. If the Commissioner finds that the stockholders’ equity of a bank is not adequate or that the payment of a dividend would be unsafe or unsound for the bank, the Commissioner may order the bank not to pay any dividend to the bank’s shareholders.

     Under California law, the Holding Company would be prohibited from paying dividends unless: (1) its retained earnings immediately prior to the dividend payment equals or exceeds the amount of the dividend; or (2) immediately after giving effect to the dividend (i) the sum of the Holding Company’s assets would be at least equal to 125% of its liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, the current assets of the Holding Company would be at least equal to 125% of its current liabilities. Pursuant to the foregoing statutory formulas, as of December 31, 2004, neither the Bank nor the Holding Company would have been permitted to pay cash dividends. (See “PROPOSAL 1 — BANK HOLDING COMPANY REORGANIZATION — Dividends” herein.)

Risks Related to Discovery Bank

     We have a Limited Operating History and We Do Not Have a Sustained History of Profitability. The Bank commenced operations on September 19, 2001 and has been profitable, on an annual basis, only since 2003. Therefore, we have a limited operating history and do not have a sustained history of profitability. We still remain subject to the risks inherently associated with a new business enterprise, in general, and a new financial institution, in particular, such as untested systems and management in a full range of economic conditions.

     We Face Limits on Our Ability to Lend. The size of the loans which we can offer to potential customers is less than the size of loans which many of our competitors with larger lending limits can offer. Our legal lending limit affects our ability to seek relationships with the region’s larger and more established businesses. Through our previous experience and relationships with a number of the region’s other financial institutions, we are generally able to accommodate loan amounts greater than our legal lending limit by selling participations in those loans to other banks. However, we cannot assure you of any success in attracting or retaining customers seeking larger loans or that we can engage in participations of those loans on terms favorable to us.

     Declines in Real Estate Values Could Materially Impair Our Profitability and Financial Condition. A significant proportion of our loan portfolio consists of commercial real estate and construction loans secured by real estate collateral. A substantial portion of the real estate securing these loans is located in San Diego County. Real estate values are generally affected by factors such as:

•	the socioeconomic conditions of the area where the real estate collateral is located;

•	fluctuations in interest rates;

•	property and income tax laws;

•	local zoning ordinances governing the manner in which real estate may be used; and

•	federal, state and local environmental regulations.

     Declines in real estate values could significantly reduce the value of the real estate securing our loans and could increase the likelihood of defaults. Moreover, if the value of real estate collateral declines to a level that is not sufficient to provide adequate security for the underlying loans, we will be required to make additional loan loss provisions which, in turn, will reduce our profits and could negatively affect our capital. Finally, if a borrower defaults on a loan secured by real estate, we may be forced to foreclose on the property and carry it as a nonperforming asset, which, in turn, reduces our net interest income.

     Interest Rate Risk. We have been able to control our exposure to changing interest rates by maintaining a large percentage of floating rate loans and a majority of our time certificates of deposit in relatively short maturities. However, in an increasing rate environment we bear the risk that maturing time certificates will be renewable at acceptable rates.

     We Have a Continuing Need to Adapt to Technological Changes. The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. The effective use of technology allows us to:

•	serve our customers better;

•	increase our operating efficiency by reducing operating costs;

•	provide a wider range of products and services to our customers; and

•	attract new customers.

     Our future success will partially depend upon our ability to successfully use technology to provide products and services that will satisfy our customers’ demands for convenience, create additional operating efficiencies, and respond to regulatory changes. Our larger competitors already have existing infrastructures or substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services or be successful in marketing those products and services to our current and future customers.

     Our Growth Strategy Involves Risks That May Adversely Impact Our Net Income. We have pursued and continue to pursue a growth strategy which depends primarily on generating an increasing level of loans and deposits at acceptable risk levels. We may not be able to sustain our planned growth without establishing new branches or new products. Therefore, we may expand in our current market by opening or acquiring branch offices or we may expand into new markets or make strategic acquisitions of other financial institutions or branch offices. This expansion may require significant investments in equipment, technology, personnel and site locations. We cannot assure you of our success in implementing our growth strategy without corresponding increases in our noninterest expenses.

Risks Related to the Proposed 2005 Public Offering

     Only a Limited Trading Market Exists for the Bank’s Common Stock Which Could Lead to Price Volatility. Only a limited trading market for the Bank’s Common Stock exists on the OTC “Bulletin Board” and we cannot assure you that an active public market for our Common Stock or warrants will ever develop after the holding company reorganization is consummated or after the 2005 Public Offering is completed.

     Dilution. The issuance of shares of our Common Stock in the 2005 Public Offering will dilute the ownership interests of existing shareholders to the extent they do not participate in the offering on a pro rata basis.

Risks Related to the Celtic Acquisition

     There is a Risk the Celtic Acquisition Will Not Close. Although we have every reason to believe that the Celtic transaction will close promptly after the successful conclusion of the 2005 Public Offering (see PROPOSAL - 1 - BANK HOLDING COMPANY REORGANIZATION – Reasons for the Merger – Celtic Transaction”), there is no assurance that acquisition will close. Of the anticipated net proceeds of the 2005 Public Offering, $6,718,883 will be earmarked for the Celtic acquisition. If the Celtic acquisition does not close, the Holding Company may be liable to Celtic for out-of-pocket costs and expenses incurred by Celtic in connection with the proposed transaction, and no assurance can be given that the earmarked funds from the 2005 Public Offering will be redirected as profitably as intended through the Celtic acquisition.

     Commercial Finance Lending Entails Greater Risks. The business of commercial finance lending is one of loaning to companies that cannot qualify for bank credit because of weaknesses in their financial condition. In making loans to such borrowers, a commercial finance company relies on collateral security which it must be able to liquidate for proceeds sufficient to pay off the money advanced. In most cases, the borrower’s business operations possesses material weaknesses. Considerable reliance is therefore placed upon the skill of the lenders, their ability to correctly evaluate the collateral security offered, their process for monitoring events within the debtor company, and their ability to successfully affect liquidation, should that be necessary. We believe the management and staff of Celtic are highly skilled in the requisite functions, and that the commercial finance business being acquired possesses the requirements needed to be successful, but there is no assurance that such will be the case.

     Celtic Will be Reliant on Ongoing Marketing. The rates of interest and fees charged by commercial financial lenders are substantially higher than those charged for similar bank loans, so borrowers have significant incentive to try to find more favorable financing, and turnover in the borrower portfolio places substantial emphasis on the marketing process to replace departing borrowers. Celtic’s ability to charge the required rates varies, from time to time, with the strength of competition. There is no assurance that Celtic will be able to sustain its volume of business in the future, or that market conditions will be favorable to its operations.

     The Celtic Acquisition Adds Complexity to Our Corporate Structure. The acquisition of the commercial finance business as a separate subsidiary increases the complexity of the existing business operations which the board of directors will oversee. The board of directors believes this corporate structure is the one best suited to conducting the business operations which will be owned following the Celtic acquisition. It believes the commercial finance company management being acquired is highly skilled, and that is has assembled a board of directors for the subsidiary consisting of individuals with substantial background and experience in the commercial finance business. However, there can be no assurance that the business so structured will operate successfully.

AVAILABLE INFORMATION

     Discovery Bank’s Common Stock is not registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, therefore, the Bank is not subject to the reporting and other requirements of the Exchange Act. Upon the Registration Statement (see below) being declared effective by the Securities and Exchange Commission (the “SEC”), however, Discovery Bancorp (the “Holding Company”) will be subject to the reporting requirements under the Exchange Act and will file such reports with the SEC.

     The Holding Company has filed with the SEC a Registration Statement (the “Registration Statement”) on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”), relating to the shares of the Holding Company’s Common Stock and Warrants to be issued in connection with the merger. As permitted by the rules and regulations of the SEC, certain information included in the Registration Statement is omitted from this Proxy Statement/Prospectus. For further information and reference, the Registration Statement, including the exhibits and schedules filed as a part thereof, can be inspected and copied at the public reference room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of such materials can be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference rooms. The SEC maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the SEC. The address of that site is http://www.sec.gov. Additional information about us is available on our internet website at www.discovery-bank.com. The same information available that is available at the public reference room of the SEC for public inspection can be accessed at eh SEC’s website.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Proxy Statement, including, without limitation, statements containing the words “believes,” “anticipates,” “intends,” “expects,” “may,” “will,” “should,” “would,” and similar words, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions in those areas in which the Bank operates, demographic changes, competition, fluctuations in interest rates, changes in business strategy or development plans, changes in governmental regulation, credit quality, the availability of capital to fund the expansion of the Bank’s business, and other risk factors referenced in the Proxy Statement. The factors set forth under “Risk Factors” and other cautionary statements made in the Proxy Statement should be read and understood as being applicable to all related forward-looking statements wherever they appear in the Proxy Statement.

     These statements are further qualified by important factors, in addition to those under “Risk Factors” in the Proxy Statement and the documents which are incorporated by reference in this Proxy Statement, that could cause actual results to differ significantly from those in the forward-looking statements, including, among other things, economic conditions and other risks. Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. The future results and shareholder values may differ significantly from those expressed in these forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of the Proxy Statement, and in the case of documents incorporated by reference, as of the date of those documents. Neither the Bank nor the Holding Company undertake any obligation to update or release any revisions to any forward-looking statements, to report any new information, future event or other circumstances after the date of the Proxy Statement or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in the Holding Company’s subsequent reports filed with the SEC on Forms 10-KSB, 10-QSB and 8-K.

VOTING SECURITIES

     There were issued and outstanding 1,037,298 shares of the Bank’s Common Stock on May 2, 2005, which has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the Meeting (the “Record Date”). On any matter submitted to the vote of the shareholders, each holder of Common Stock will be entitled to one vote, in person or by Proxy, for each share of Common Stock held of record on the books of the Bank as of the record date for the Meeting.

     A majority of the outstanding shares, represented in person or by proxy, is required for a quorum. Approval of the Merger Agreement requires the approval of the holders of a majority of the outstanding shares of the Bank’s Common Stock. Approval of the Stock Option Plan requires the approval of a majority vote of the shares represented at the Meeting. Abstentions and broker non-votes are counted towards a quorum but abstentions and broker non-votes are the equivalent of “no” votes with respect to the approvals of the Merger Agreement and the Stock Option Plan.

     The Meeting is being called to approve the Merger Agreement and the Stock Option Plan. No other business is stated in the accompanying Notice. Therefore, no other matters or business will be transacted at the Meeting. However, the proxy confers discretionary authority to vote on administrative matters, such as adjournment, in accordance with the recommendation of the Holding Company’s Board of Directors.

SHAREHOLDINGS OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Except as set forth below, Management of the Bank does not know of any person who owns beneficially or of record, more than 5% of the Bank’s outstanding Common Stock. The following table sets forth certain information as of May 2, 2005, concerning the beneficial ownership of the Bank’s outstanding Common Stock by each of the directors and executive officers1 and by all directors and executive officers of the Bank as a group. Management is not aware of any change in control of the Bank which has occurred since January 1, 2004, or of any arrangement which may, at a subsequent date, result in a change in control of the Bank, except the bank holding company reorganization.

[1]	As used throughout this Proxy Statement, the term “executive officer” means our President and Chief Executive Officer, our Executive Vice President and Chief Administrative Officer, our Executive Vice President and Chief Financial Officer, and our Executive Vice President and Chief Credit Officer. Our Chairman of the Board, Corporate Secretary, and other vice presidents are not deemed to be executive officers.

	Number of Shares of	Number of Shares Subject to
	Common Stock	Vested Stock Option and	Percent of Class
Name and Position Held	Beneficially Owned[1]	Outstanding Warrants[2]	Beneficially Owned[2]
Joseph C. Carona, Executive Vice President and Chief Administrative Officer	2,900	5,421	0.80%
Robert Cairns, Corporate Secretary and Director	29,000	11,889	3.90%
Gabriel P. Castano, Director	26,400	6,769	3.18%
Walter F. Cobb, Director	9,240	4,560	1.32%
Stanley M. Cruse, Executive Vice President and Chief Credit Officer	200	1,000	0.12%
Lou Ellen Ficke, Executive Vice President and Chief Financial Officer	1,000	5,321	0.61%
James P. Kelley, II, Director, President and Chief Executive Officer	25,900	22,362	4.55%
Michael A. Lenzner, Director	45,072	9,791	5.24%
Anthony J. Pitale, Director	11,852	1,300	1.27%
John R. Plavan, Chairman of the Board	26,600	6,251	3.15%
Stuart Rubin, Director	31,500	7,091	3.70%
Mark W. Santar, Director	28,720	6,701	3.39%
All Directors and Executive Officers as a Group (12 in number)	238,384	88,456	29.03%

[1]	Includes shares held by or with such person ’s spouse (except where legally separated) and minor children; shares held by any other relative of such person who has the same home; shares held by a family trust as to which such person is a trustee with sole voting and investment power (or shares power with a spouse); shares held as custodian for minor children; or shares held in an Individual Retirement Account or pension plan as to which such person has pass-through voting rights and investment power. Does not include shares which may be acquired upon exercise of stock options, which are identified separately in this table.

[2]	Shares subject to options held by directors and executive officers that were exercisable within 60 days after May 2, 2005 (“vested”) and Warrants are treated as issued and outstanding for the purpose of computing the percent of the class owned by such person but not for the purpose of computing the percent of class owned by any other person. For All Directors and Executive Officers as a Group, all vested stock options and Warrants held by such persons are treated as issued and outstanding when computing the percent of class.

PROPOSAL 1

BANK HOLDING COMPANY REORGANIZATION

General

     Shareholders will consider and vote upon a Plan of Reorganization and Merger Agreement pursuant to which the business of the Bank will be conducted as a wholly-owned subsidiary of Discovery Bancorp, a California corporation, and each outstanding share of the Bank’s Common Stock will be converted into an equal number of shares of Discovery Bancorp’s no par value Common Stock, if approved by the Bank’s shareholders and the regulatory authorities. Similarly, all outstanding Warrants to purchase the Bank’s Common Stock will become Warrants to purchase the Holding’s Company Common Stock.

     THE BOARD OF DIRECTORS OF THE BANK HAS UNANIMOUSLY APPROVED THE PROPOSED MERGER AND IS RECOMMENDING THAT THE BANK’S SHAREHOLDERS VOTE “FOR” THE PROPOSAL.

     The summaries of the provisions of the Merger Agreement set forth herein do not purport to be complete statements thereof and are qualified in their entirety by reference to the Merger Agreement attached as Exhibit A hereto and incorporated herein by this reference.

Reasons for the Merger

     General. Management believes a holding company will permit shareholders of the Bank to participate in the ownership of a more flexible entity for financing and growth within the banking field and in areas related to banking. For example, in the event an opportunity for the acquisition of another bank were to develop, it might be desirable to maintain the separate existence of the other bank after the acquisition rather than merging it into the Bank. The existence of a holding company would allow such an acquisition.

     A bank holding company may provide more alternatives in the raising of funds required by the Bank, or by the Holding Company, under changing conditions in financial and monetary markets. For example, if a subsidiary bank required additional capital, the Holding Company might raise funds by relying on its own borrowing ability without having to go to the equity market.

     A bank holding company also provides certain flexibility for acquiring or engaging in other businesses related to banking. Prudent bank management might dictate that some of those activities be carried on wholly apart from the Bank. A holding company would easily permit that kind of separation. In fact, the Holding Company has already entered into a definitive agreement to acquire a financial company and operate it as a separate wholly-owned subsidiary. (See “Celtic Transaction” below.)

     Finally, it is believed that the merger will enhance the Bank’s ability to continue to satisfy ever changing and expanding needs of present customers for banking and banking-related services and to continue to attract new customers for financial services. The recommended corporate form will better suit expansion into new areas of service and interstate banking acquisitions than would the existing structure. Most major banking institutions in the United States and in California have been reorganized into bank holding companies and the Bank’s directors believe that such reorganization is desirable for the Bank to maintain and enhance its competitive position.

     Celtic Transaction. In addition to serving as the holding company for the Bank, the Holding Company, through its wholly-owned subsidiary, Celtic Merger Corp1, intends to acquire certain assets and assume certain liabilities of

[1]	Celtic Merger Corp. was incorporated on October 20, 2004 and organized at the direction of the Holding Company’s Board of Directors for the purpose of facilitating the acquisition of Celtic and has not conducted any business operations.

Celtic Capital Corporation (“Celtic”), a commercial finance lender, which has operated for more than 22 years from its headquarters in Santa Monica, California. Simultaneously, Celtic Merger Corp will obtain a commercial finance lender’s license, change its name to “Celtic Capital Corporation,” and engage in the business previously conducted by Celtic.

     Under the terms of the Asset Purchase Agreement, dated January 27, 2005 (the “Purchase Agreement”) by and among the Holding Company, Celtic Merger Corp, certain of Celtic’s principals and Celtic, Celtic will be paid the net book value of its furniture, fixtures and equipment plus the aggregate outstanding principal balance of, and accrued but unpaid interest owing on, the loans and outstanding balances on lines of credit that Celtic has extended to its customers, minus the outstanding balance of Celtic’s debt to Wells Fargo Bank which was used to fund Celtic’s loan business. At December 31, 2004, the net payment to Celtic would have been $3,582,873 (the “Net Payment Amount”).

     In addition to the Net Payment Amount, Celtic will receive a premium of $900,000 in cash and $800,000 worth of Bancorp’s common stock valued at the per share price established in connection with a public offering to commence immediately after the holding company reorganization (the “2005 Public Offering”). The Holding Company intends to offer approximately $12 million of its common stock to the public in connection with the 2005 Public Offering, of which approximately $6.7 million of the anticipated proceeds from the offering will be used to fund the acquisition of Celtic’s assets and partially reduce Celtic’s debt. The Purchase Agreement provides that some or all of the shares being issued to Celtic may be forfeited by Celtic in the event that after the acquisition of Celtic, losses are sustained with respect to specific loans that the Holding Company designates as potential problem loans immediately prior to the consummation of the asset purchase. (See “CELTIC CAPITAL CORPORATION” for additional information regarding the business of Celtic and other relevant information regarding this transaction.)

     Under the terms of the Purchase Agreement, in the event that shareholder approval of the proposed holding company reorganization is not obtained, the Holding Company may be liable to Celtic for out-of-pocket costs and expenses incurred by Celtic in connection with the transaction contemplated therein.

Description of the Merger

     Discovery Bancorp has been organized under the laws of the State of California at the direction of the Bank’s Board of Directors and holds all of the stock of DB Merger Company (the “Subsidiary”), a newly organized California corporation.1 The merger is proposed to be accomplished by merging the Subsidiary into the Bank pursuant to the terms of the Merger Agreement, a copy of which is attached as Exhibit A hereto. Upon the effective date of the merger of the Subsidiary into the Bank, the shares of capital stock of the respective corporate parties to the Merger Agreement shall be converted as follows:

     1. Each outstanding share of the Bank’s Common Stock shall be converted into one share of the Holding Company’s Common Stock. Shareholders of the Bank will be entitled to exchange their present share certificates for new certificates evidencing shares of the Common Stock of the Holding Company. If no request is made, new certificates will be issued whenever old certificates are surrendered for transfer. Until so exchanged, the certificates for the Bank’s shares will represent the Holding Company’s shares into which the Bank’s shares have been converted.

     2. Each outstanding Warrant2 to purchase the Bank’s Common Stock shall be converted into a Warrant to purchase the Holding Company’s Common Stock. Holders of the Bank’s Warrants will be entitled to exchange their present warrant certificates for new warrant certificates evidencing Warrants to purchase the Holding Company’s Common Stock. If no request is made, new warrant certificates will be issued whenever new certificates are surrendered for partial exercise or transfer. Until so exchanged, the warrant certificates to

[1]	Both Discovery Bancorp and DB Merger Company were incorporated on October 7, 2004 and organized at the direction of the Bank’s Board of Directors for the purpose of facilitating the merger. Neither organization has conducted any business, except for the entering into of agreements related to the holding company organization and the Celtic transaction.

[2]	The Bank’s 2003 Unit Offering raised $3,084,988 million through the sale of 60,500 Units consisting of four shares of the Bank’s Common Stock and one Warrant to purchase one additional share of the Bank’s Common Stock. Each Warrant is exercisable through December 31, 2006 at $15.00 per share. Warrants not exercised prior to December 31, 2006 expire, unless extended.

purchase the Bank’s Common Stock will represent warrant certificates to purchase the Holding Company’s Common Stock into which the Bank’s Common Stock has been converted.

     3. DB Merger Company will disappear and all the outstanding shares of the Bank’s Common Stock will be owned by the Holding Company.

     4. The shareholders of the Bank will be the shareholders of the Holding Company. As shareholders of the Holding Company, they will have essentially the same rights to govern that corporation’s activities as they have with respect to the Bank; however, as shareholders of the Holding Company, they will not be entitled to vote on matters requiring the approval of the Bank’s shareholder. A discussion of those rights is contained in the section entitled “BANK HOLDING COMPANY REORGANIZATION — Comparison of Discovery Bank and Discovery Bancorp Corporate Structures” herein.

Ratification and Approval of the Merger

     Applications for approval for the proposed reorganization have been filed with the California Department of Financial Institutions (the “DFI”), the Federal Deposit Insurance Corporation (the “FDIC”) and the Federal Reserve Bank of San Francisco (the “FRB”). The FRB issued its approval on February 25, 2005, the FDIC issued its approval on March 10, 2005, and the DFI issued its approval on April 1, 2005.

     Implementation of the merger requires the affirmative vote of the holders of a majority of the outstanding shares of the Bank’s Common Stock. The directors of the Bank, the Holding Company, and DB Merger Company have unanimously approved the Merger Agreement.

     The merger will become effective when all necessary ratifications and approvals have been obtained and the requisite filings, as described in the Merger Agreement, have been made. It is anticipated that the merger will become effective during August, 2005.

     If any action, suit, proceeding or claim has been instituted, made or threatened relating to the merger so as to make its consummation inadvisable in the opinion of the Board of Directors of the Bank, then the merger may be terminated at any time before it becomes effective.

     Should the shareholders of the Bank fail to approve the merger or should it be otherwise terminated, the Merger Agreement would be cancelled and the Bank would continue to operate with the same shareholders as it had prior to adoption of the Merger Agreement. Upon termination, there shall be no liability by reason of the merger or the termination thereof on the part of the Bank, DB Merger Company , the Holding Company or their respective directors, officers, employees, agents or shareholders; except, however, that under the terms of the Purchase Agreement, the Holding Company may be liable to Celtic for out-of-pocket costs and expenses incurred by Celtic in connection with the transaction contemplated therein.

     The expenses of the merger are estimated at approximately $100,000 (this figure does not include any costs or expenses related to the Celtic acquisition).The Bank and the Holding Company will each bear their respective portion of the transaction expenses.

Description of Discovery Bancorp Common Stock

     The authorized capital stock of the Holding Company consists of 10,000,000 shares of Common Stock, no par value (the “Holding Company’s Common Stock” or “Discovery Bancorp’s Common Stock”), and 10,000,000 shares of serial preferred stock (the “Preferred Stock”). The Preferred Stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

     The issuance of Preferred Stock could affect the rights of holders of Common Stock. No shares of Preferred Stock will be issued in connection with the merger and there are no plans to issue Preferred Stock at the present time.

     Holders of shares of the Holding Company’s Common Stock are entitled to one vote for each share held of record on all matters voted upon by shareholders.

     Upon liquidation or dissolution of the Holding Company, the assets legally available for distribution to holders of shares of the Holding Company’s Common Stock, after payment of all obligations of the Holding Company and payment of any liquidation preference of all other classes and series of stock entitled thereto, including Preferred Stock, if any, are distributable ratably among the holders of the Holding Company’s Common Stock.

     The holders of the Holding Company’s Common Stock have no preemptive rights to subscribe for new issue securities, and shares of the Holding Company’s Common Stock are not subject to redemption, conversion, or sinking fund provisions. The shares of the Common Stock, when issued in connection with the merger, will be validly issued, fully paid, and non assessable.

     After the preferential dividends upon all other classes and series of stock entitled thereto shall have been paid or declared and set apart for payment and after the Holding Company shall have complied with all requirements, if any, with respect to the setting aside of sums as a sinking fund or for a redemption account on any class of stock, then the holders of the Holding Company’s Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefore under the laws of the State of California. (See “BANK HOLDING COMPANY REORGANIZATION — Comparison of Discovery Bank and Discovery Bancorp Corporate Structures” herein.)

Description of Discovery Bancorp Warrants

     Each outstanding Warrant to purchase the Bank’s Common Stock shall be converted into a Warrant to purchase the Holding Company’s Common Stock. Holders of the Bank’s Warrants will be entitled to exchange their present warrant certificates for new warrant certificates evidencing Warrants to purchase the Holding Company’s Common Stock. If no request is made, new warrant certificates will be issued whenever new certificates are surrendered for partial exercise or transfer. Until so exchanged, the warrant certificates to purchase the Bank’s Common Stock will represent warrant certificates to purchase the Holding Company’s Common Stock into which the Bank’s Common Stock has been converted.

     As of December 31, 2004, there were outstanding a total of 60,500 warrants to purchase shares of our common stock.

     Exercise Period and Price; Expiration Date. Each warrant entitles the registered holder to purchase from us, for cash, one share of common stock. The warrants are exercisable through December 31, 2006. Warrants not exercised prior to December 31, 2006, shall become null and void, unless we extend that date, subject to regulatory approval. The warrants are exercisable at a price of $15.00 per share.

     Antidilutive Adjustments. The exercise price of the warrants and the number of shares of common stock purchasable upon exercise of each warrant are subject to antidilutive adjustments in certain events, including a stock split on our common stock, issuance of a stock dividend to holders of our common stock, or a reclassification of our common stock. No adjustment in the number of shares purchasable upon exercise of the warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. In addition, we may, at our option, reduce the exercise price at any time, subject to regulatory approval. No fractional shares will be issued upon exercise of the warrants, but we will pay the market value of any fractional shares otherwise issuable.

     Rights Upon Consolidation, Merger, etc. In case we are involved in any consolidation, merger or sale or conveyance of our property, we may, but we are not required to, enter into an agreement with the acquiring bank or corporation for the warrants to be assumed, with the holder of each outstanding warrant given the right, upon payment of the exercise price, to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of common stock into which the warrants were exercisable immediately prior thereto. If we do not enter into that type of agreement with the acquiring bank or corporation, then the warrants will be made exercisable for at least a 30-day period prior to such event and then terminate.

     Reservation of Warrant Shares. We have authorized and reserved for issuance the shares of common stock initially issuable upon exercise of the warrants. When delivered, the shares of common stock shall be fully paid and nonassessable.

     Exercise of Warrants. To exercise a warrant, the holder must send to us the warrant certificate signed by the holder indicating an election to exercise, setting forth the number of shares to be purchased and enclosing cash, check or any combination thereof for the total exercise price. We will then return to the holder a certificate evidencing the number of shares of common stock issued upon exercise of the warrant. If fewer than all the shares covered by the warrant certificate surrendered are being purchased, we will issue a new warrant certificate representing the unexercised warrants.

     No Rights as Shareholders. Warrant holders are not entitled, by virtue of being such holders, to receive dividends or to consent or to receive notice as shareholders in respect to any meeting of shareholders for the election of our directors or any other matter, or to vote at any such meeting, or to any other rights whatsoever as our shareholders.

     Available Information. Holders of the warrants are furnished with all annual and other reports that we furnish to holders of our common stock. During the term of the warrants, upon written request, we will provide to warrant holders the most current public financial information about us. Warrant holders are encouraged to request such information before they exercise the warrants.

     Warrant Agent. U.S. Stock Transfer Corporation, Glendale, California, serves as the warrant agent for the warrants.

Comparison of Discovery Bank and Discovery Bancorp Corporate Structures

     General. The following discusses some of the similarities and some of the differences in the corporate structures of the Bank and the Holding Company. Upon consummation of the merger, the Holding Company will have the same number of shares issued and outstanding as were issued and outstanding for the Bank just prior to consummation of the merger, but the Bank’s shareholders will become the Holding Company’s shareholders and the Holding Company will become the Bank’s sole shareholder. Thus, after consummation of the merger, matters requiring the approval of the Bank’s shareholders, such as amendments to the Bank’s Articles of Incorporation or a merger of the Bank and another corporation, will be subject to the approval of the Holding Company as the Bank’s sole shareholder. The Bank’s present shareholders will become the shareholders of the Holding Company and will be entitled to vote on similar matters affecting that corporation.

     Similarities. The Articles of Incorporation of both corporations authorize indemnification of directors, officers and agents to the fullest extent permissible under California law, eliminate directors’ liability for monetary damages to the fullest extent permissible under California law, and authorize the purchase of liability insurance. The Bank has such liability insurance and it is anticipated that the Holding Company will assume the Bank’s insurance coverage. Further, the Holding Company has entered into indemnification agreements with each of its directors and officers to implement the indemnification provisions of its Articles of Incorporation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Holding Company pursuant to the foregoing provisions, the Holding Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In addition, both corporations have the same liquidation rights and shareholders of both corporations have no preemptive rights.

     Differences. The Bank’s and the Holding Company’s corporate structures differ with respect to dividends and amendments to their charter documents. Under California law, funds available for cash dividend payments by a bank are restricted to the lesser of: (1) retained earnings; or (2) the bank’s net income for its last three fiscal years (less any distributions to shareholders made during such period). Cash dividends may also be paid out of the greater of: (i) net income for a bank’s last preceding fiscal year; (ii) a bank’s retained earnings; or (iii) net income for a bank’s current fiscal year, upon the prior approval of the Commissioner. If the Commissioner finds that the stockholders’ equity of a bank is not adequate or that the payment of a dividend would be unsafe or unsound for the bank, the Commissioner may order the bank not to pay any dividend to the bank’s shareholders.

     Under California law, the Holding Company would be prohibited from paying dividends unless: (1) its retained earnings immediately prior to the dividend payment equals or exceeds the amount of the dividend; or (2) immediately after giving effect to the dividend (i) the sum of the Holding Company’s assets would be at least equal to 125% of its liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, the current assets of the Holding Company would be at least equal to 125% of its current liabilities. Pursuant to the foregoing statutory formulas, as of December 31, 2004, neither the Bank nor the Holding Company would have been permitted to pay in cash dividends. (See “BANK HOLDING COMPANY REORGANIZATION — Dividends” herein.)

     With respect to their charter documents, under California law, amendments to the Bank’s Articles of Incorporation require the Commissioner’s approval, in addition to any shareholder approvals which may be required. Amendments to the Holding Company’s Articles of Incorporation do not require the Commissioner’s approval.

The Holding Company

     General. The Holding Company was incorporated under the laws of the State of California on October 7, 2004, at the direction of the Board of Directors of the Bank for the purpose of acquiring all of the outstanding shares of the Bank’s Common Stock.

     The Holding Company has filed an application with the FRB for prior approval to become a bank holding company and applications with the FDIC and the DFI for approval of the proposed merger. The FRB issued its approval on February 25, 2005. The FDIC issued its approval on March 10, 2005. DFI approval is still pending.

     The Holding Company presently has total assets of $1,000, owns no properties and, therefore, as necessary, will use the Bank’s existing premises, facilities and personnel. The Holding Company’s needs in this regard are expected to be minimal, and the Holding Company will reimburse the Bank for such expenses. The Holding Company’s offices are located in the Bank’s offices at 338 Via Vera Cruz, San Marcos, California. The Holding Company does not contemplate any substantial expenditures for equipment, office space, or additional personnel prior to consummation of the merger or for the foreseeable future.

     Neither the Holding Company nor the Bank is a party to any pending legal proceedings before any court, administrative agency or other tribunal. Further, neither the Holding Company nor the Bank is aware of any material litigation which is threatened against it or the Bank, respectively, in any court, administrative agency, or other tribunal.

     After consummation of the merger, the business of the Bank will then be carried on as a subsidiary of the Holding Company. Administrative expenses and taxes incurred in the operation of the Holding Company will be in addition to those of the Bank; however, the merger is not expected to result in any change in management remuneration or benefits. Although the Holding Company’s initial expenses will be paid from the proceeds of the 2005 Public Offering, on an ongoing basis it is anticipated that the Bank will pay cash dividends to the Holding Company to provide the Holding Company with liquid resources to fund its separate operations.

     Celtic Transaction. The Holding Company has entered into a Purchase Agreement with Celtic to acquire certain assets and assume certain liabilities of Celtic. Under the terms of the Purchase Agreement, Celtic will be paid the net book value of its furniture, fixtures and equipment plus the aggregate outstanding principal balance of, and accrued but unpaid interest owing on, the loans and lines of credit that Celtic has extended to its customers minus the outstanding balance of Celtic’s debt to Wells Fargo Bank, which was used to fund Celtic’s loan business. At December 31, 2004, the net payment to Celtic would have been $3,582,873 (“Net Payment Amount”). In addition to the Net Payment Amount Celtic will receive a premium of $900,000 in cash and $800,000 worth of the Holding Company’s Common Stock valued at the per share price established in the 2005 Public Offering. (See “CELTIC CAPITAL CORPORATION ” for additional information on the Celtic Transaction.)

Directors and Executive Officers

     After the merger, the Bank’s directors will remain the same and will, in addition, continue to serve as the directors of the Holding Company until the 2006 Annual Meetings of Shareholders of both corporations or until their successors are elected and have qualified. The following officers of the Bank have been appointed to serve as the initial officers of the Holding Company:

Name	Position with the Bank	Position with the Holding Company
John R. Plavan	Chairman of the Board	Chairman of the Board
James P. Kelley, II	President and Chief Executive Officer	President and Chief Executive Officer
Joseph C. Carona	Executive Vice President and Chief Administrative Officer	Executive Vice President and Chief Administrative Officer
Lou Ellen Ficke	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer
Stanley M. Cruse	Executive Vice President and Chief Credit Officer	Executive Vice President
Robert Cairns	Corporate Secretary	Corporate Secretary

     The following table sets forth certain information with respect to the Bank’s directors and executive officers as of May 2, 2005:

Name	Age	Position
Robert Cairns	58	Director and Secretary
Joseph C. Carona	64	Executive Vice President and Chief Administrative Officer
Gabriel P. Castano	54	Director
Walter F. Cobb	72	Director
Stanley M. Cruse	55	Executive Vice President and Chief Credit Officer
Lou Ellen Ficke	58	Executive Vice President and Chief Financial Officer
James P. Kelley, II	53	Director, President and Chief Executive Officer
Michael A. Lenzner	53	Director
Anthony J. Pitale	62	Director
John R. Plavan	60	Chairman of the Board
Stuart Rubin	51	Director
Mark W. Santar	55	Director

     Robert Cairns, a director of the Bank since its inception in 2001 and the Corporate Secretary, is a Certified Public Accountant and has been a partner in the accounting firm of Cairns, Eng & Applegate, LLP, Carlsbad,

California since its formation in 1979. Mr. Cairns has been practicing in North San Diego County for over 25 years since receiving his CPA license in 1975. Additionally, Mr. Cairns is a Certified Valuation Analyst. Mr. Cairns participates in local community activities, including career days at local high schools, and was a member of the San Marcos Kiwanis Club. He also participates in functions held by the San Marcos Boys and Girls Club, as well as the Women’s Resource Center of Oceanside. Mr. Cairns has been an instructor in accounting at San Diego State University, Palomar Community College and Southwestern Community College. He has also lectured on the topics of S-Corporation matters and credit applications to the Women of Accountancy of San Diego, Union Bank of California and Escondido National Bank.

     Joseph C. Carona has served as the Bank’s Executive Vice President and Chief Administrative Officer since the Bank’s inception in 2001. Mr. Carona initiated his banking career in 1970 at Citibank, New York, completing the bank’s management credit training program, and progressing to a Vice President in the bank’s commercial banking division. In 1974 he joined European American Bank, New York, as Vice President and Manager of the mid-west unit of the bank’s corporate banking division. In 1977 he progressed to Chief Credit Officer for the bank’s corporate banking division, also responsible for the bank’s management credit training program. In 1978 he was appointed Manager of the bank’s west coast regional offices, and President of the bank’s Edge Act subsidiary in Los Angeles. In 1980 he joined California Commerce Bank, Los Angeles, as Executive Vice President, Chief Operating Officer and Chief Credit Officer, responsible for business development activities as well as for quality of the entire loan portfolio. In 1982 he was elected President and a Director of Columbia National Bank, Santa Monica, responsible for organizing, developing, and managing a full service, publicly held, financial institution from inception. In 1989 Mr. Carona was elected President and a Director of Sterling Bank, Los Angeles. Sterling Bank was sold to The Pacific Bank, San Francisco, in 1998, where Carona was retained as Senior Vice President and Manager of Domestic Lending in Los Angeles. In March, 2000, The Pacific Bank was sold to City National Bank, Beverly Hills, where Mr. Carona was retained as Senior Vice President and Senior Team Leader in Los Angeles. Mr. Carona is a graduate of St. Francis College, New York (B.A. in Economics, 1967), and holds a Masters Degree in Finance (M.B.A. in Finance, 1970) from Adelphi University, New York. Mr. Carona is also a director and past Chairman of the Board of Hathaway Children and Family Services, a non-profit organization for abused children in Los Angeles.

     Gabriel P. Castano, a director of the Bank since its inception in 2001, is the owner of North County Supply, Inc., a building materials company headquartered in San Marcos, California, which he founded in 1987. Prior to founding North County Supply, Inc., Mr. Castano was a consultant to Larry’s Building Materials, Costa Mesa, California during 1986. From 1976 to 1986, Mr. Castano was associated with Sepulveda Building Materials where he began as a Customer Service Trainee and eventually advanced to the position of Corporate Credit Manager. Mr. Castano also held insurance and real estate licenses, and was a member of the Credit Managers Association of Southern California. Among his community activities, Mr. Castano is a member of the San Marcos Chamber of Commerce and the San Marcos Economic Development Corporation, an organization dedicated to promoting and providing guidance on economic expansion in the San Marcos Area and supports the fund raising activities for the San Marcos Boys and Girls Club.

     Walter F. Cobb, a director of the Bank since its inception in 2001, has practiced public accounting for over 40 years. From 1987 until 2000 he maintained his practice in San Diego. In 2000 he relocated his practice to Hemet and subsequently sold that practice. Effective June 2004, Mr. Cobb became a partner with Cobb, Stees and Company, LLP, located in Rancho Bernardo. He is a member of the American Institute of Certified Public Accountants, the California Society of Certified Public Accountants, the Society of California Accountants and the National Society of Public Accountants. He is the past president of the Society of California Accountants and the Estate Planning Council of Riverside. He is the former chairman of the State Board of Accountancy Continuing Education Committee. Mr. Cobb has taught accounting at Riverside City College, Imperial Junior College, Mr. San Jacinto Junior College and El Centro High School. Mr. Cobb has prior experience as a bank director, having served as Treasurer, Chairman of the Audit Committee, Loan Committee Member, and Member of the Board of Directors of Valley Merchants Bank from 1990-2000. He has been a member of the Rancho Bernardo Chamber of Commerce, the Hemet Chamber of Commerce, the Hemet Music Boosters, the Poway Chamber of Commerce, the Otay Mesa Chamer of Commerce and the Santa Ana Music Boosters Foundation.

     Stanley M. Cruse serves as the Bank’s Executive Vice President and Chief Credit Officer. Mr. Cruse joined the Bank on February 1, 2004. Mr. Cruse has over 32 years of commercial banking experience. Prior to joining the Bank, Mr. Cruse served as Senior Vice President and Regional Manager for Business Bank of California in their Ontario Office. He opened that office in August 1999 and grew the office to over $32 million in total assets. Prior to joining Business Bank of California, Mr. Cruse was Vice President and Senior Commercial Loan Officer (including 7 months as acting Chief Credit Officer) with Golden Pacific Bank, also in Ontario. Mr. Cruse has served as President of the Ontario Chamber of Commerce (1999-2000) and as a board member for over 8 years, as well as President (1996) of the Ontario Host Lions Club, serving on their board for over 8 years. Mr. Cruse has also been Chapter President (2003) with RMA, receiving the Platinum Award for Excellence as the highest ranking Medium Size Chapter in the United States.

     Lou Ellen Ficke has served as the Bank’s Executive Vice President and Chief Financial Officer since the Bank’s inception in 2001. Ms. Ficke has over 30 years of commercial banking experience, with 22 of them as a senior officer and cashier for several community banks. Prior to joining the Bank, Ms. Ficke was Senior Vice President and Cashier of Valley Merchants Bank, N.A., Hemet, California, until it was acquired by Business Bancorp. Ms. Ficke has also served as Vice President and Cashier during the organizational and initial operation periods of three other independent community banks, directed the acquisition and opening of six branches while with Sterling Bank and Palm Desert National Bank, and implemented installation of an in-house data processing system.

     James P. Kelley, II has served as a director and the Bank’s President and Chief Executive Officer since the Bank’s inception in 2001. Prior to joining the Bank, Mr. Kelley was Senior Vice President, Senior Lending Officer for Rancho Bernardo Community Bank from its formation in 1997 until 2000. There, he was responsible for formulating all loan policies, establishing credit review programs, and developing and maintaining a commercial loan portfolio and SBA loans for sale. Prior to joining Rancho Bernardo Community Bank, Mr. Kelley was a commercial lender at Grossmont Bank and the Bank of California. Mr. Kelley began his banking career with San Diego Trust and Savings Bank in 1979. In 1983, he joined California First Bank where he opened a branch office and, later, managed the bank’s third largest branch. In addition to his banking career, Mr. Kelley was Controller for C Enterprises, a computer and fiber optic cable company, and Finance and Sales Manager and Partner for The Network Company, a computer network integrator based in San Marcos. Mr. Kelley is also involved in various community and charitable organizations, including the Palomar-Pomerado Health Foundation, the Knights of Columbus, the Palomar Community College Foundation and the San Marcos Rotary Club.

     Michael A. Lenzner, a director of the Bank since its inception in 2001, has been a licensed pharmacist since 1979 and owns Life Medical Pharmacy, Inc. of Carlsbad, California which sells respiratory inhalation solutions and diabetic testing supplies. Prior to establishing Life Medical Pharmacy, Mr. Lenzner owned and operated Dana Point Drugs, Inc. and Magnolia Drugs, both located in Dana Point, California. In addition to his professional career, Mr. Lenzner is involved in his local church and youth sporting leagues. Mr. Lenzner’s professional affiliations include the American Pharmaceutical Association, the Prescription Compounding Centers of America and the International Association of Compounding Pharmacists.

     Anthony J. Pitale, a director of the Bank since November 2004, is the principal of Anthony J. Pitale & Associates, a consulting firm based in Orange County, California. Prior to forming the consulting firm in 2002, Mr. Pitale served as Chief Executive Officer of Life Medical Pharmacy from August 1998 until June 2002 when the company was sold. Mr. Pitale earned a B.S. in Business Administration from Temple University in 1964.

     John R. Plavan, the Bank’s Chairman of the Board since its inception in 2001. Prior to his retirement in 2004 Mr. Plavan was the President and Chief Executive Officer of Plavan Petroleum, Inc., a petroleum products marketing company established in 1986 and located in Escondido, California. In addition to his 90% interest in Plavan Petroleum, Mr. Plavan is the owner and Past President of Plavan Investments, LLC, an equipment leasing company, as well as Vice President of Plavan Commercial Fueling, Inc., a petroleum products marketer, Plavan Properties, LLC, a real estate investment company, and PCF Equipment, LLC, a real estate development firm. Prior to establishing his company, Mr. Plavan was Vice President of W. H. Thompson Distributing Company of Barstow,

a beer distributor. Mr. Plavan served as a director of the California Independent Oil Marketers Association, as well as a director of the Escondido and Yucca Valley Chambers of Commerce. His community activities include the Escondido Boys and Girls Club, the Palomar and Magdalena Ecke YMCAs and the San Diego Brain Injury Foundation.

     Stuart Rubin, a director of the Bank since its inception in 2001, has over 25 years experience in the insurance industry and is founder and owner of Rubin Insurance Agency, Inc., a full service insurance agency which represents companies such as Fireman’s Fund, Chubb, Golden Eagle, Travelers and the Hartford. Mr. Rubin is a licensed insurance agent and broker for property, casualty, life and health insurance. He is a member of the Professional Insurance Agents Association and an LUTC graduate. In addition, Mr. Rubin is a managing member of MSM Development LLC, and a founding member of One Governor Park LP, a San Diego based real estate development company. Mr. Rubin participates in fund raising for the Boys and Girls Club, Children’s Hospital Auxiliary, and the March of Dimes. He has also served on the Board of the Rancho Santa Fe Community Center.

     Mark W. Santar, a director of the Bank since its inception in 2001, is President and 50% shareholder of Mar-Con Products, Inc., a pre-cast manufacturer of man holes and ready-mix concrete supplier, and 60% shareholder of R&C Structures, a subcontractor for sewer and storm drains. Both firms are located in San Marcos, California. Mr. Santar is involved in numerous community activities. He has been the Co-Chairman of the 4th of July Fund Raiser Committee for the San Marcos Fireworks Display during the past nine years. He helped to establish the Head Start Program in San Marcos and has made contributions to the community through providing workmanship and building materials for site beautification and building improvement projects. Mr. Santar has been a member of the San Marcos Chamber of Commerce for 24 years. He has supported fund-raising activities of the San Marcos Boys and Girls Club for the past 15 years and the North Coast Family YMCA for the past 25 years. He received the Meritorious Award from the Sheriff’s Department for contributions made to the San Marcos substation. His contributions to the Sheriff’s Department included three bicycle mobile units and the construction of two concrete helicopter pads.

     Upon consummation of the Celtic acquisition, it is anticipated that one or more former directors of Celtic will be added to the Holding Company’s Board of Directors.

     While the Company’s Board of Directors has determined that each of the members of its Audit Committee are “independent,” as that term is defined in the Nasdaq listing standards, the Board has not yet determined which of its directors, if any, is an “audit committee financial expert” within the meaning of the SEC’s rules and regulations.

Supervision and Regulation — Discovery Bancorp

     The Bank Holding Company Act of 1956, as amended, places the Holding Company under supervision of the Board of Governors of the Federal Reserve System (the “FRB”). In the future, the Holding Company will be required to obtain the approval of the FRB before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting securities of any bank if, after giving effect to such acquisition, the Holding Company would own or control more than 5% of the voting shares of such bank.

     A bank holding company is prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in, non-banking activities unless the FRB, by order or regulation, has found such activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the FRB considers whether the performance of such activities by a bank holding company would offer advantages to the public which outweigh possible adverse effects. (See “BANK HOLDING COMPANY REORGANIZATION — Permitted Non-Banking Activities” herein.)

     The Holding Company will be required to file reports with the FRB and provide such additional information as the FRB may require. The FRB will also have the authority to examine the Holding Company and each of its subsidiaries with the cost thereof to be borne by the Holding Company.

     Under California banking law, the Holding Company and its subsidiaries are also subject to examination by, and may be required to file reports with, the Commissioner. Regulations have not yet been proposed or adopted or steps otherwise taken to implement the Commissioner’s powers in this regard.

     The Holding Company and any subsidiaries which it may acquire or organize after the merger will be deemed affiliates of the Bank within the meaning of the Federal Reserve Act. Pursuant thereto, loans by the Bank to affiliates, investments by the Bank in affiliates’ stock, and taking affiliates’ stock by the Bank as collateral for loans to any borrower will be limited to 10% of the Bank’s capital in the case of all affiliates. (See “COMPENSATION AND OTHER TRANSACTIONS WITH MANAGEMENT AND OTHERS — Certain Transactions” herein.) The Holding Company and its subsidiaries will also be subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

     The Holding Company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions the Bank may not condition an extension of credit on a customer’s obtaining other services provided by it, the Holding Company or any other subsidiary, or on a promise from its customer not to obtain other services from a competitor.

     The shares of the Holding Company’s Common Stock to be issued in connection with the merger will be registered with the SEC pursuant to the Securities Act of 1933 and qualified with the California Department of Corporations (“DOC”). Future stock issuances by the Holding Company will be subject to registration with the SEC and DOC, absent available exemptions, in accordance with the SEC’s rules and regulations and California securities law.

     The Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002, or the SOX, became effective on July 30, 2002, and represents the most far reaching corporate and accounting reform legislation since the enactment of the Securities Act of 1933 and the Exchange Act. The SOX is intended to provide a permanent framework that improves the quality of independent audits and accounting services, improves the quality of financial reporting, strengthens the independence of accounting firms and increases the responsibility of management for corporate disclosures and financial statements. It is intended that by addressing these weaknesses, public companies will be able to avoid the problems encountered by many notable companies in 2001-2002.

     The SOX’s provisions are significant to all companies that have a class of securities registered under Section 12 of the Exchange Act or are otherwise reporting to the SEC (or the appropriate federal banking agency) pursuant to Section 15(d) of the Exchange Act (collectively, “public companies”), including the Holding Company.

     The SOX’s provisions become effective at different times, ranging from immediately upon enactment to later dates specified in the SOX or the date on which the required implementing regulations become effective. Wide- ranging in scope, the SOX will have a direct and significant impact on banks and bank holding companies that are public companies, including us.

     The following briefly describes some of the key provisions of the SOX:

•	Section 301 establishes certain oversight, independence, funding and other requirements for the audit committees of public companies, and requires the SEC to issue rules that prohibit any national securities exchange or national securities association from listing the securities of a company that doesn’t comply with these audit committee requirements.

•	Section 302 mandates that the SEC adopt rules that require the principal executive officer(s) and principal financial officer(s) of public companies to include certain certifications in the company’s annual and quarterly reports filed under the Exchange Act.

•	Section 906 includes another certification requirement that is separate from the certification requirements of Section 302. Section 906 provides that all periodic reports that contain financial statements and that are filed by public companies under Sections 13(a) or 15(d) of the Exchange Act must include a written certification by the CEO and CFO (or equivalent) that (1) the report complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and (2) the information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of the issuer. Section 906 became effective on July 30, 2002, and persons who knowingly or willfully violate Section 906 are subject to specified criminal penalties.

•	Section 303 which requires the SEC to issue rules prohibiting the officers and directors of public companies, and persons acting under their direction, from fraudulently influencing, coercing, manipulating, or misleading the company’s independent auditor in order to render the financial statements materially misleading.

•	Section 304 requires the CEO and CFO of public companies to reimburse the company for certain compensation and profits received if the company is required to restate its financial reports due to material noncompliance resulting from misconduct, with the Federal securities laws.

•	Section 306(a) prohibits the directors and executive officers of any public company from purchasing, selling or transferring any equity security acquired by the director or executive officer in connection with his or her service as a director or executive officer during any “blackout period” with respect to the company’s securities. Blackout periods refer to periods when most public company employees are not permitted to sell shares in their 401(k) plans.

•	Section 401(b) requires the SEC to issue rules that prohibit issuers from including misleading pro forma financial information in their filings with the SEC or in any public release, and that requires issuers to reconcile any pro forma financial information included in such filings or public releases with their financial statements prepared in accordance with generally accepted accounting principles.

•	Section 404 mandates that the SEC issue rules that require all annual reports filed under Sections 13(a) or 15(d) of the Exchange Act to include certain statements and assessments related to the issuer’s internal control structures and procedures for financial reporting.

•	Section 406 mandates that the SEC adopt rules that require public companies to (1) disclose in their periodic reports filed under the Exchange Act whether the company has adopted a code of ethics for its senior financial officers and, if not, the reasons why; and (2) promptly disclose on Form 8-K any change to, or waiver of, the company’s code of ethics.

•	Section 407 mandates that the SEC adopt rules that require public companies to disclose in their periodic reports filed under the Exchange Act whether the audit committee of the company includes at least one financial expert and, if not, the reasons why.

     In addition to the provisions discussed above, the SOX also includes a variety of other provisions that will affect all public companies.

     As a financial institution, the Bank has a history of filing regulatory reports and being subject to frequent government oversight. The Bank has an independent audit committee and a system of internal controls. Although the Bank cannot be certain of the effect, if any, of the foregoing legislation on its business, the Bank and Holding Company do not anticipate that complying with the SOX will result in any material changes in corporate governance, business or results of operations other than the additional costs associated with such enhanced disclosures. Future changes in the laws, regulation, or policies that impact the Bank and Holding Company cannot necessarily be predicted and may have a material adverse effect on business and earnings.

     The California Corporate Disclosure Act. On January 1, 2003, the California Corporate Disclosure Act, or the CCD, became effective. The CCD, also a reaction to the “Enron scandal,” increases the frequency and expands the scope of information required in filings by publicly traded companies with the California Secretary of State. Some of the new information required includes the following:

•	The name of the independent auditor for the publicly traded company, a description of the services rendered by the auditor during the previous 24 months, the date of the last audit and a copy of the report;

•	The annual compensation paid to each director and executive officer, including options or shares granted to them that were not available to other employees of the company;

•	A statement indicating whether any bankruptcy has been filed by the company’s executive officers or directors during the past 10 years; and

•	A statement indicating whether any of the company’s executive officers or directors were convicted of fraud during the past 10 years.

     For purposes of the CCD, a “publicly traded company” is any company with securities that are listed on or admitted to trading on a national or foreign exchange, or is the subject of a two-way quotation, such as both “bid” and “asked” prices, that is regularly published by one or more broker-dealers in the National Daily Quotations Service or a similar service. The Holding Company is deemed to be a “publicly traded company” under the CCD.

Permitted Non-Banking Activities

     The FRB’s Regulation “Y” sets out those activities which are regarded as closely related to banking or managing or controlling banks and, thus, permissible for bank holding companies under the law, subject to the FRB’s approval or prior notification; depending on the activity. The future scope of permitted activities may change; however, the major non-banking activities which may presently be carried on by a bank holding company or its affiliates are:

(1)	Making or acquiring loans or other extensions of credit for its own account or for the account of others.

(2)	Servicing loans and other extensions of credit for any person.

(3)	Operating an industrial bank, Morris Plan bank, or industrial loan company, as authorized under state law, so long as the institution is not a bank.

(4)	Operating a trust company in the manner authorized by federal or state law, so long as the institution is not a bank and does not make loans or investments or accept deposits, except as permitted under the FRB’s Regulation Y.

(5)	Subject to certain limitations, acting as an investment or financial adviser to investment companies and other persons.

(6)	Leasing personal and real property or acting as agent, broker, or adviser in leasing such property in accordance with various restrictions imposed by Regulation Y, including a restriction that it is reasonably anticipated that each lease will compensate the lessor for not less than the lessor’s full investment in the property.

(7)	Making equity and debt investments in corporations or projects designed primarily to promote community welfare.

(8)	Providing financial, banking, or economic data processing and data transmission services, facilities, data bases, or providing access to such services, facilities, or data bases.

(9)	Acting as principal, agent, or broker for insurance directly related to extensions of credit which are limited to assuring the repayment of debts in the event of death, disability, or involuntary unemployment of the debtor.

(10)	Acting as agent or broker for insurance directly related to extensions of credit by a finance company subsidiary.

(11)	Owning, controlling, or operating a savings association provided that the savings association engages only in activities permitted for bank holding companies under Regulation Y.

(12)	Providing courier services of limited character.

(13)	Providing management consulting advice to non-affiliated bank and nonbank depository institutions, subject to the limitations imposed by Regulation Y.

(14)	Selling money orders, travelers’ checks and U.S. Savings Bonds.

(15)	Appraisal of real estate and personal property.

(16)	Acting as an intermediary for the financing of commercial or industrial income-producing real estate.

(17)	Providing securities brokerage services, related securities credit activities pursuant to Regulation T, and other incidental activities.

(18)	Underwriting and dealing in obligations of the U.S., general obligations of states and their political subdivisions, and other obligations authorized for state member banks under federal law.

(19)	Providing general information and statistical forecasting, advisory and transactional services with respect to foreign exchange through a separately incorporated subsidiary.

(20)	Acting as a futures commission merchant for non-affiliated persons in the execution and clearance on major commodity exchanges of futures contracts and options on futures contracts through a separately incorporated subsidiary.

(21)	Providing investment advice, including counsel, publications, written analysis and reports, as a futures commission merchant with respect to the purchase and sale of futures contracts and options on futures contracts.

(22)	Providing advice, educational courses, and instructional materials to consumers on individual financial management matters.

(23)	Providing individuals, businesses, and nonprofit organizations and tax planning and tax preparation services.

(24)	Providing check guaranty services.

(25)	Operating an agency for the collection of overdue accounts.

(26)	Operating a consumer credit bureau for the collection and reporting of consumer credit information.

Federal Income Tax Consequences

     The Merger Agreement has been structured to qualify the merger as a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended, (the “Code”). Neither the Holding Company nor the Bank has requested nor will request a ruling from the Internal Revenue Service with regard to any of the tax consequences of the holding company reorganization. Instead, Murray H. Falk, Esq., independent special tax advisor to the Holding Company, has rendered an opinion to the effect that:

•	The merger will constitute a “reorganization” within the meaning of section 368(a) of the Code, and Bank, DB Merger Company, and Holding Company will each be a party to the reorganization within the meaning of section 368 (b) of the Code.

•	Neither DB Merger Company nor Holding Company will recognize any gain or loss as a result of the merger.

•	The Bank will not recognize any gain or loss as a result of the merger.

•	Holders of Bank Common Stock and Warrants exchanged in the merger for Holding Company Common Stock and Warrants, as the case may be, will not recognize any gain or loss as a result of the merger.

•	The adjusted basis of the assets of the Bank after the merger will be the same as the adjusted basis of the assets held by the Bank and (if any) by DB Merger Company immediately before the merger.

•	With regard to shareholders who held their shares of Bank’s Common Stock and Warrants as capital assets, the period for which they have held such Common Stock and Warrants will be included in their holding period for the Holding Company’s Common Stock and Warrants, as the case may be, received in the exchange.

•	The tax basis of the shares of Holding Company Common Stock and Warrants received by a shareholder of the Bank will equal the tax basis of such shareholder’s shares of Bank Common Stock and Warrants, as the case may be, exchanged in the merger.

     The preceding discussion does not purport to be a complete analysis of all potential tax consequences of the merger that may be relevant to a particular Bank shareholder. You are urged to consult with your own tax advisor regarding the specific tax consequences to you of the holding company reorganization, including the applicability and effect of foreign, state, local, and other tax laws.

Dissenters’ Rights

     California law does not provide dissenters’ rights for holders of the Bank’s Common Stock who object to the merger.

Restrictions on Affiliates

     The obligation of the Bank and the Holding Company to consummate the merger is subject to the condition that each person who is an “affiliate” of the Bank for the purposes of Rule 145 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), executes and delivers a letter to the effect that, among other things: (1) such person will not dispose of any shares of the Holding Company’s Common Stock to be received by him pursuant to the Merger Agreement (a) in violation of the Securities Act or the rules and regulations of the SEC promulgated thereunder (and, accordingly, that any public offering or sale of such shares will require either registration under the Securities Act or compliance with the resale provisions of Rule 145 or the availability of another exemption from the registration requirements of the Securities Act), or (b) prior to such time as financial results covering at least 30 days of post-merger combined operations have been published; and (2) such person consents to the placing of a legend on the certificate evidencing such shares referring to the issuance of such shares in a transaction to which Rule 145 is applicable and to the giving of stop-transfer instructions to the Holding Company’s transfer agent with respect to such certificates.

     For the purposes of Rule 145, affiliates include the Bank’s directors, executive officers, and principal shareholders. According to Rule 145, the affiliates will be restricted in their ability to resell their stock. The restrictions include the limitation, subject to certain exemptions, that not more than 1% of the total number of shares outstanding be sold for the account of any affiliate in any three month period.

Business of Discovery Bank

     The Bank commenced operations as “Discovery Valley Bank” in September 2001 as a state-chartered bank. The Bank is authorized to engage in the general commercial banking business and its deposits are insured by the FDIC, up to the applicable limits of the law. The Bank is not a member of the Federal Reserve System. In January 2003, the Bank changed its name to “Discovery Bank” in order to reflect its growth beyond its initial primary market area known as the Discovery Valley.

     The Bank currently operates from its main office in San Marcos and branch office in Poway. The Bank recently relocated its main office from 1145 San Marino Drive, San Marcos, California 92078 to 338 Via Vera Cruz, San Marcos, California 92078.

     Since opening in September 2001, the Bank has experienced consistent growth in total assets. Total assets grew from $11,841,000 at December 31, 2001, to $68,282,000 at December 31, 2003, and to $99,268,000 at December 31, 2004.

     The Bank offers a variety of checking, savings and money market accounts, sweep accounts, and time certificate of deposits, including IRA and KEOGH accounts. Depositors have the option of subscribing for a wide range of electronic services including ATM/debit card services. In addition, the Bank provides other incidental services customary to the banking industry.

     The Bank makes a variety of loan products available, including commercial, real estate, construction, automobile and other installment and term loans. Through affiliations with third party vendors, the Bank also provides loans for single-family mortgages and merchant card services.

     One of the Bank’s specialized loan products is asset-backed loans, which are business loans secured by accounts receivable, inventory and equipment. These products, not offered by many community banks, allow small business customers the opportunity to borrow without providing real estate collateral.

     The Bank provides a variety of real estate loans, including construction loans, 1st trust deed real estate secured loans and real estate loans secured by junior liens.

     The Bank also offers SBA-guaranteed loans and was designated a “Preferred Lender” by the SBA in 2003. Under the SBA’s Preferred Lenders Program, or PLP, loan approval, closing and most servicing and liquidation authorities are delegated to lenders such as Discovery Bank, enabling them to process loans faster. The SBA generally approves PLP loans submitted by participating lenders in 36 hours or less. To become a PLP lender, a bank must compile a consistent record of success and exhibit a broad understanding of SBA lending policies and procedures.

     The SBA’s 7a loan program is available to businesses of almost every type, and makes a special effort to assist businesses owned by women and minorities. With the government guarantee, we can offer loan applicants greater flexibility in maturity terms and interest rates. Loan proceeds can be used for a variety of financing needs, including real estate, equipment, working capital, expansion and inventory.

     The Bank’s business plan emphasizes providing highly specialized financial services in a professional and personalized manner to individuals and businesses in its market area. The Bank’s primary market area is San Diego County. Recently the Bank was selected as an “Emerging 504 Lender” by CDC Small Business Finance Corp. for the Bank’s success in linking owners of small businesses with SBA loans and encouraging economic development activity in the North County area. The Bank markets certain of its services, such as small business loans and real estate loans, to an expanded market encompassing portions of Riverside and Orange Counties. Since the Bank is predominantly locally owned, with a local management team and board of directors charged with monitoring the financial needs of the communities served by the Bank, management believes that the Bank is in a position to respond promptly to the changing needs of its customers.

     Internet Banking Services. The Bank has its own “home page” address on the world wide web as an additional means of expanding its market provides a variety of internet banking services. The Bank’s website address is: www.discovery-bank.com.

     Premises. The Bank’s new main office is located at 338 Via Vera Cruz, San Marcos, California 92078. The premises consists of a commercial building owned by San Marco Building LLC (the “San Marcos Subsidiary”), a wholly-owned subsidiary of the Bank. The premises consists of a multi-level commercial building with approximately 28,000 square feet of rentable space, of which the Bank is leasing approximately 13,000 square feet of the ground floor space. The San Marcos Subsidiary purchased the building for $4,950,000 and spent an additional $700,000 for improvements and for new furniture and equipment for this facility. The Bank entered into a 5-year lease with the San Marcos Subsidiary. The Bank has three 5-year options under the lease. The monthly base rent for the first year is $23,733, the second year is $24,445, the third year is $25,178, the fourth year is $25,934, and the fifth year is $26,712. The Bank’s board of directors determined that the terms of the lease agreement are no less favorable to the Bank than those that the Bank could have obtained from unaffiliated third parties. The San Marcos Subsidiary has tenants who occupy approximately 16,000 square feet of the building.

     The Bank leases its Poway branch office, located at 13436 Poway Road, Poway, California 92064, in the Poway Town and Country Shopping Center, from an unaffiliated third party. The premises consist of approximately 1,500 square feet. The lease provides for base monthly rent of $2,025 plus a pro rata share of the shopping center’s operating costs and property taxes and annual cost of living increases of at least 3% but not greater than 6%. The lease expires on October 31, 2007 and the Bank has an option to extend for one 5-year period; provided, however, the landlord has the right, upon 180 days’ notice, to terminate the lease on October 31, 2005.

     The Bank believes that its premises will be adequate for present and anticipated needs. The Bank does not contemplate any material capital expenditures. The Bank also believes that it has adequate insurance to cover its premises.

     Employees. At December 31, 2004, the Bank had 27 full-time employees and 4 part-time employees. The Bank’s employees are not represented by any union or other collective bargaining agreement and the Bank considers its relations with employees to be excellent.

     Market Area. The local area from which the Bank attracts most of its business is the City of San Marcos, the neighboring cities of Carlsbad, Escondido and Vista, as well as other cities and communities throughout San Diego County’s North County, including Carmel Mountain, Poway, Rancho Bernardo, Rancho Penasquistos, Ramona and Scripps Ranch.

     Competition. The banking business in California, generally, and in the Bank’s service areas, specifically, is highly competitive with respect to both loans and deposits and is dominated by a number of major banks that have many offices operating over wide geographic areas. The Bank competes for deposits and loans principally with these major banks, savings and loan associations, finance companies, credit unions and other financial institutions located in our market areas. Among the advantages that the major banks have over the Bank are their ability to finance extensive advertising campaigns and to allocate their investment assets to regions of highest yield and demand. Many of the major commercial banks operating in the Bank’s service areas offer certain services (such as trust and international banking services) that are not offered directly by the Bank and, by virtue of their greater total capitalization, such banks have substantially higher lending limits.

     As of June 30, 2004, the most recent period for which figures are available, data reported by state and federal agencies indicated that the 539 banks and savings and loan offices then open in the Bank’s primary market area, San Diego County, held approximately $43.8 billion in total deposits averaging approximately $81.3 million per banking office. The Bank’s total deposits ($70.9 million) in the San Diego market area constituted 0.16% of the total deposits in that market.

     Moreover, all banks face increasing competition for loans and deposits from non-bank financial intermediaries such as mortgage companies, insurance companies, credit unions and securities firms.

     In November 1999, the President signed the Gramm-Leach-Bliley Act, or the GLB Act, into law, which significantly changed the regulatory structure and oversight of the financial services industry. The GLB Act revised the Bank Holding Company Act of 1956 and repealed the affiliation prohibitions of the Glass-Steagall Act of 1933. Consequently, a qualifying holding company, called a financial holding company, can engage in a full range of financial activities, including banking, insurance, and securities activities, as well as merchant banking and additional activities that are “financial in nature” or “incidental” to those financial activities. Expanded financial affiliation opportunities for existing bank holding companies are now permitted. Moreover, various non-bank financial services providers can acquire banks while also offering services like securities underwriting and underwriting and brokering insurance products. The GLB Act also expanded passive investment activities by financial holding companies, permitting investments in any type of company, financial or non-financial, through acquisitions of merchant banking firms and insurance companies.

     Given that the traditional distinctions between banks and other providers of financial services have been effectively eliminated, the Bank will face additional competition from thrift institutions, credit unions, insurance companies and securities firms. Additionally, their ability to cross-market banking products to their existing customers or the customers of affiliated companies may make it more difficult to compete. The Bank and many similarly situated institutions have not yet experienced the full impact of the GLB Act and therefore, it is not possible to determine the potential effects, if any, that the GLB Act will have on community banks in general, or on the Bank’s operations specifically.

     In order to compete, the Bank uses to the fullest extent possible the familiarity of its directors and officers with the market area and its residents and businesses and the flexibility that the Bank’s independent status will permit. This includes an emphasis on specialized services, local promotional activity, and personal contacts by directors, officers and other employees. The Bank uses advertising, including radio and newspaper ads and direct mail pieces, to inform the community of the services it offers. The Bank also utilizes emerging marketing techniques, such as the Internet, to reach target markets. In addition, directors and shareholders refer customers, as well as bring their own business. The Bank also has an active calling program where officers, including commissioned business development officers, contact targeted prospects to solicit both deposit and loan business.

     The Bank has developed programs that are specifically addressed to the needs of consumers, professionals and small-to medium-sized businesses. In the event there are customers whose loan demands exceed the Bank’s lending limits, it arranges for such loans on a participation basis with other financial institutions and intermediaries. The Bank also assists those customers requiring other services not offered by the Bank to obtain those services from correspondent banks. In addition, the Bank offers ATM services, a night depository, courier services, bank-by-mail services, merchant windows and direct deposit services.

     The Bank’s management believes that the Bank’s reputation in the communities served and personal service philosophy enhance the ability to compete favorably in attracting and retaining individual and business clients. The Bank also believes that it has an advantage over the larger national and “super regional” institutions because it is managed by well respected and experienced bankers.

     Mergers, acquisitions and downsizing have and will continue to foster impersonal banking relationships which, in turn, may cause dissatisfaction among the Bank’s targeted customer population. Moreover, larger competitors may not offer adequate personalized banking services, since their emphasis is on large volume and standardized retail products.

     The Bank faces growing competition from other community banks. These institutions have similar marketing strategies, have also been successful and are strong evidence regarding the potential success of the community banking sector.

     No assurance can be given that ongoing efforts to compete will continue to be successful.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

          Introduction. The following discussion is designed to provide a better understanding of significant trends related to the Bank’s financial condition, results of operations, liquidity, capital resources and interest rate sensitivity. It is derived from the Bank’s audited financial statements for the years ended December 31, 2004, 2003 and 2002, and the notes thereto included elsewhere herein. Comparisons of the years ended December 31, 2004 and December 31, 2003 to the preceding calendar years are primarily impacted by the Bank’s growth. For purposes of this section (Management’s Discussion and Analysis of Financial Condition and Results of Operations), the terms “we” and “our” mean Discovery Bank on a stand-alone basis.

          Our continued growth since commencement of operations in September 2001 has been the primary factor impacting profitability over the periods reflected in this discussion. However, although we anticipate that our continued growth will further enhance the results of our operations, our future results of operations could materially differ from those suggested by the forward-looking statements contained in this Registration Statement, depending upon changes to things such as:

•	competition within the banking industry;

•	changes in the interest rate environment;

•	general economic conditions, nationally, regionally and in our market areas, including declines in real estate values;

•	the effects of terrorism, including the events of September 11, 2001 and thereafter, and the conduct of the war on terrorism by the United States and its allies;

•	the regulatory environment;

•	business conditions and inflation;

•	the securities markets;

•	technology;

•	regulatory compliance issues;

•	planned asset growth;

•	unanticipated loan losses;

•	unanticipated increases in operating expenses; and

•	the ability to generate fee and other non-interest income.

          Critical Accounting Policies. Our financial statements, and the notes thereto, have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements requires us to make a number of estimates and assumptions that affect the reported amounts and disclosures in the financial statements. On an ongoing basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. We believe that our estimates and assumptions are reasonable; however, actual results may differ significantly from these estimates and assumptions which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and on our results of operations for the reporting periods.

          Our significant accounting policies and practices are described in Note 1 to the audited financial statements as of December 31, 2004. The accounting policies that involve our significant estimates and assumptions, which have a material impact on the carrying value of certain assets and liabilities, are considered critical accounting policies. We have identified our policies for allowance for loan losses, securities available for sale, and income taxes as critical accounting policies which are summarized below.

          Allowance for Loan Losses. We maintain an allowance for loan losses at an amount which we believe is sufficient to provide adequate protection against losses in the loan portfolio. Our periodic evaluation of the adequacy of the allowance is based on such factors as our past loan loss experience, known and inherent risks in the portfolio, adverse situations that have occurred but are not yet known that may affect the borrowers’ ability to repay, the estimated value of underlying collateral, and economic conditions. As we utilize information currently available to evaluate the allowance for loan losses, the allowance for loan losses is subjective and may be adjusted in the future depending on changes in economic conditions or other factors.

          During the time we hold collateral, we are subject to credit risks, including risks of borrower defaults, bankruptcies and special hazard losses that are not covered by standard hazard insurance (such as those occurring from earthquakes or floods). Although we have established an allowance for loan losses that we consider adequate, there can be no assurance that the established allowance for loan losses will be sufficient to offset losses on loans in the future.

          Securities Available-for-Sale. Securities available-for-sale are recorded at fair value, based on quoted market prices. Unrealized holding gains and losses, net of income taxes, in securities available-for-sale, based on quoted market prices, are reported as other comprehensive income (loss) in the period incurred. Premiums and discounts on purchased securities are recognized as an adjustment to yield over the term of the security. Declines in the fair value of securities available-for-sale below the original purchase price that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities available-for-sale are recorded on the trade date and are determined using the specific identification method.

          Income Taxes. We record our provision for income taxes under the liability method. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred taxes result from temporary differences in the recognition of certain income and expense amounts between our financial statements and our tax return. The principal items giving rise to these differences include the allowance for loan losses, unused net operating losses, and organization and start-up costs. We have recognized a deferred income tax asset for the year ended December 31, 2003 and for the year ended December 30, 2004, of $205,000 and $292,000, respectively. We evaluate such realizablity based upon anticipated tax income from forecast models.

          General. We earned $676,000 for the year ended December 31, 2004 compared to earnings of $440,000 for the year ended December 31, 2003. Diluted earnings per share for 2004 was $0.61 compared to $0.46 for 2003. Our continued growth in interest-earning assets, funded by our growth in deposits, is responsible for the improved performance during 2004. For the year ended December 31, 2004, earnings after tax included a net tax benefit of $86,000. Earnings for the year ended December 31, 2004 were negatively impacted by start up costs for our Poway branch, which began full service deposit operation in January 2004. Net operating loss for the Poway branch for the year ending December 31, 2004 was approximately $190,000. The branch became profitable during the first quarter of 2005.

          We earned $440,000 for the year ended December 31, 2003 compared to a loss of $728,000 for the year ended December 31, 2002. Diluted earnings per share for 2003 was $0.46 compared to a $0.92 per share loss for 2002. Our growth during these periods is primarily responsible for our improved results of operations.

          Effective December 15, 2004, the Bank terminated the lease agreement for the premises at 1145 San Marino Dr. and relocated its main office to 338 Via Vera Cruz, San Marcos. The new premises consists of a two story commercial building with approximately 28,000 square feet of usable space. The Bank occupies approximately 13,000 square feet with the remaining space leased on a short-term basis. The building was purchased by the Bank’s subsidiary, San Marcos Building, LLC for $4,950,000 with escrow closing on July 22, 2004. The subsidiary is wholly-owned by the Bank.

          Total assets increased $31.0 million or 45.4%, to $99,268,000 at December 31, 2004, from $68,282,000 at December 31, 2003. Loans, net of unearned income, increased 33.5% to $81,035,000 at December 31, 2004, from $60,696,000 at December 31, 2003. The increases in total assets and loans were primarily funded by a $25.5 million increase in deposits to $79,679,000 at December 31, 2004, from $54,161,000 at December 31, 2003.

          Total assets increased 62.7% during 2003 from $41,955,000 at December 31, 2002, to $68,282,000 at December 31, 2003. Loans, net of unearned income, increased 61.1% to $60,696,000 at December 31, 2003, from $37,674,000 at the end of 2002. The increase in total assets was primarily funded by a 53% increase in deposits to a total of $54,161,000 at December 31, 2003, from $35,396,000 at the end of 2002.

          Shareholders’ equity was $10,354,000 at December 31, 2004, compared to $9,696,000 at December 31, 2003 and $6,178,000 at December 31, 2002. The increases reflect improved profitability during the referenced periods and the addition of $3,085,000 in new capital during the third quarter of 2003.

          The following sections present various tables reflecting our financial condition and results of operations. Average balances reflect daily averages.

          Distribution of Assets, Liabilities and Shareholders’ Equity. Our earnings depend largely upon the difference between the income we receive from interest-earning assets, which are principally our loan portfolio and investment securities; and the interest paid on our interest-bearing liabilities, which consist of deposits and borrowings. This difference is net interest income. Net interest margin is net interest income expressed as a percentage of average total interest-earning assets. Net interest spread is the difference between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities.

          The following tables provide information, for the periods indicated, on the average amounts outstanding for the major categories of interest-earning assets and interest-bearing liabilities, the amount of interest earned or paid, the yields and rates on major categories of interest-earning assets and interest-bearing liabilities, and the net interest margin and net interest spread:

	Year Ended December 31,
	2004			2003
		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned/
	Balance	Expense	Paid	Balance	Expense	Paid[1]
	(dollars in thousands)
Assets
Investment securities	$2,356	$89	3.78%	$1,435	$47	3.28%
Interest-bearing deposits	2,680	60	2.24%	1,350	32	2.37%
Federal funds sold	3,423	49	1.43%	3,795	40	1.05%
Loans, net of unearned[1,2]	71,861	4806	6.69%	46,265	3,173	6.86%

Total Interest-Earning Assets	80,320	5,004	6.23%	52,845	3,292	6.23%
Noninterest-earning assets	5,754			1,680

Total Assets	$86,074			$54,525

Liabilities
Transaction and NOW accounts	$6,930	75	1.08%	$3,465	49	1.41%
Savings and money market	14,999	239	1.59%	7,577	112	1.48%
Time deposits	35,933	791	2.20%	26,961	689	2.56%
Borrowings	4,723	75	1.59%	1,321	16	1.21%

Total Interest-Bearing Liabilities	62,585	1,180	1.89%	39,324	866	2.20%

Demand deposits	13,171			7,119
Other liabilities	268			594

Total Liabilities	76,024			47,037
Shareholders’ Equity	10,050			7,670

Total Liabilities and Shareholders’ Equity	$86,074			$54,707

Net interest margin[3]		$3,824	4.76%		$2,426	4.59%

Net interest spread[4]			4.34%			4.03%

[1]	Average loans are net of unearned loan fees and allowances for loan losses. Unearned loan fees were 177,000 and 130,000 at 2004 and 2003, respectively. Allowances for loan losses were 998,000 and 760,000 at 2004 and 2003, respectively.

[2]	There were no non-accrual loans at December 31, 2004, 2003 or 2002.

[3]	Net interest margin is the net yield on average total interest-earning assets.

[4]	Net interest spread is the absolute difference between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities.

	Year Ended December 31,
	2003			2002
		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned/
	Balance	Expense	Paid	Balance	Expense	Paid
	(dollars in thousands)
Assets
Investment securities	$1,435	$47	3.28%	$1,132	$47	4.15%
Interest-earning deposits	1,350	32	2.37%	422	15	3.55%
Federal funds sold	3,795	40	1.05%	2,323	35	1.51%
Loans, net of unearned[1]	46,265	3,173	6.86%	23,918	1,709	7.15%

Total Interest-Earning Assets	52,845	3,292	6.23%	27,795	1,806	6.50%
Noninterest-earning assets	1,680			1,023

Total Assets	$54,707			$28,818

Liabilities
Transaction and NOW	$3,465	49	1.41%	$1,643	$31	1.89%
Savings and money market	7,577	112	1.48%	2,764	50	1.81%
Time deposits	26,961	689	2.56%	14,325	415	2.90%
Borrowings	1,321	16	1.21%	0	0	0.00%

Total Interest-Bearing Liabilities	39,324	866	2.20%	18,732	496	2.65%

Demand deposits	7,119			3,482
Other liabilities	594			88

Total Liabilities	47,037			22,302
Shareholders’ Equity	7,670			6,516

Total Liabilities and Shareholders’ Equity	$54,707			$28,818

Net interest margin		$2,426	4.59%		$1,310	4.71%

Net interest spread			4.03%			3.85%

     Years Ended December 31, 2004 and 2003. Average interest-earning assets increased to $80,320,000 during the year ended December 31, 2004, from $52,845,000 during the same period in 2003. The average yield on these assets remained the same at 6.23%. The prime rate increase during the last six months of 2004 was offset with the competitive pricing as the source for loan business decreased with competition from other new independent banks. Average interest-bearing liabilities, consisting primarily of interest-bearing deposits, increased to $62,585,000 during the year ended December 31, 2004, from $39,324,000 during the same period in 2003. The average rate paid on these deposits decreased to 1.89% for the year ended December 31, 2004, from 2.20% for the same period in 2003. The decline in the rate paid on interest-bearing liabilities was the result of increased utilization of the Federal Home Loan Bank’s Collateralized Mortgage Back Line of Credit facility. This borrowing rate is priced approximately 100 basis points below the financial institutions market rate. In addition, our growth in core deposits offset the need to offer very competitive rates in the time certificate of deposit market. Average noninterest-bearing demand deposit accounts, consisting primarily of business checking accounts, increased 85.0% for the year ended December 31, 2004 to $13,171,000 from $ 7,119,000 for same period in 2003.

     Net interest income for the year ended December 31, 2004, was $ 3,824,000, which increased $1,398,000, or 57.6%, over the same period in the prior year. Our net interest margin increased 17 basis points to 4.76% for the year ended December 31, 2004, compared to 4.59% for the same period in 2003. The increase in net interest margin was the result of an overall lower cost of funding loan growth.

[1]	Average loans are net of unearned loan fees. Loan interest income includes loan fees of $234,573 in 2004 and $221,839 in 2003. There were no non-accrual loans at December 31, 2004, 2003 or 2002.

     Years Ended December 31, 2003 and 2002. Average interest-earning assets increased to $52,845,000 for the year ended December 31, 2003, from $27,795,000 for the year ended December 31, 2002 and the average yield decreased from 6.50% in 2002 to 6.23% in 2003. Average interest-bearing liabilities increased to $39,324,000 for the year ended December 31, 2003, as compared to $18,732,000 for the year ended December 31, 2002 and the average rate paid on these deposits decreased to 2.20% in 2003 from 2.65% in 2002. As noted above, the decrease in the yield on interest-earning assets resulted in a lower yield on the loan portfolio due to competitive pricing. The decreases in the rates paid on our interest-bearing liabilities reflect a lower cost of funding loans as a result of utilizing the FHLB line of credit and less dependence on time certificates of deposit. Average noninterest-bearing demand deposits increased by 104.5% to $7,119,000 for the year ended December 31, 2003 compared to $3,482,000 for the prior year.

     Net interest income for the year ended December 31, 2003 was $2,426,000, compared to $1,310,000 for the prior year. Net interest margin decreased 12 basis points to 4.59% for the year ended December 31, 2003, compared to 4.71% for the period ended December 31, 2002. This decrease in the net interest margin was due to an increase in non-earning assets.

     Net Interest Income and Net Yield. Net interest income is affected by changes in the level and the mix of interest-earning assets and interest-bearing liabilities. The changes between periods in these assets and liabilities are referred to as volume changes. The impact on net interest income from changes in average volume is measured by multiplying the change in volume between the current period and the prior period by the prior period rate.

     Net interest income is also affected by changes in the yields earned on assets and rates paid on liabilities. These are referred to as rate changes and the impact on net interest income from these changes is measured by multiplying the change in rate between the current and prior period by the average volume of the prior period. Changes in rate-volume between periods, which is measured by the change in rate multiplied by the change in volume, are allocated on a pro rata basis between the volume and the rate changes. The following table reflects the rate and volume changes for the periods indicated:

	For the Year Ended December 31, 2004			For the Year Ended December 31,
	Compared to the Year Ended			2003 Compared to the Year Ended
	December 31, 2003			December 31, 2002
	Increase (Decrease) Due To Change In			Increase (Decrease) Due To Change In
			Total			Total
	Volume	Rate	Change	Volume	Rate	Change
	(dollars in thousands)
Interest-Earning Assets
Investment securities	$30	$12	$42	$12	$(12)	$—
Interest-earning deposits	32	(4)	28	33	(16)	17
Federal funds sold	(4)	13	9	22	(17)	5
Loans	1,755	(122)	1,633	1,597	(133)	1,464

Total Interest Income	1,813	(101)	1,712	1,663	(177)	1,486

Interest-Bearing Liabilities
Transaction and Now Accounts	49	(23)	26	34	(16)	18
Savings and Money Market	110	17	127	87	(25)	62
Time Deposits	229	(127)	102	366	(92)	274
Borrowings	41	18	59	—	16	16

Total Interest Expense	429	(115)	314	488	(118)	370

Net Interest Income	$1,384	$14	$1,398	$1,176	$(60)	$1,116

     Investments. In order to maintain a reserve of readily saleable assets to meet our liquidity and loan requirements, we purchase United States Treasury and Agency securities and other investments. Sales of Federal Funds and short-term loans to other banks are regularly utilized. Placement of funds in certificates of deposit with other financial institutions may be made as alternative investments pending utilization of funds for loans or other purposes. None of our securities are pledged to meet security requirements imposed as a condition to receipt of public fund deposits or for other purposes. Our policy is to stagger the maturities of our investments to meet our overall liquidity requirements.

     At December 31, 2004 and December 31, 2003, our investment portfolio consisted of U.S. Agency securities and mutual funds. As of December 31, 2004, we also owned $60,000 in Pacific Coast Bankers’ Bancorp common stock and $423,000 in Federal Home Loan Bank stock. All of our securities are classified as available-for-sale. Available-for-sale securities are bonds, notes, debentures, and certain equity securities that are not classified as trading securities or as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of capital until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

     The following tables summarize the amounts and the distributions of our investment securities as of the dates indicated:

	December 31,
	2004	2003
	(dollars in thousands)
Book Value
Obligations of US Gov’t Agencies	$2,716	$1,646
Mutual Funds	-0-	915
Other (PCBB & FHLB)	483	274

Total	$3,199	$2,835

Fair Market Value
Obligations of US Gov’t Agencies	$2,706	$1,663
Mutual Funds	-0-	906

Total	2,706	2,569

Other (PCBB & FHLB)	483	274

Total	$3,189	$2,843

     The following table summarizes our U.S. Government Agency securities, showing book value (stated at cost, adjusted for amortization of premiums and accretion of discounts), market value and their weighted average yield at December 31, 2004. Our Pacific Coast Bankers’ Bancshares and Federal Home Loan Bank stock have no stated maturity.

					Five Years
	One		One Year Through		Through Ten
	Year or Less		Five Years		Years		Over Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)
Available-for-Sale
U.S. Government Agencies	$250	4.15%	$1,811	3.19%	$-0-	N/A	$655	4.08%	$2,716	3.49%

Total Market Value	$251		$1,808		$-0-		$647		$2,706

     Loans.

     Loan Categories. The following table sets forth the components of total net loans outstanding in each category at the dates indicated:

	December 31,
	2004		2003
		Percent of		Percent of
	Amount	Total	Amount	Total
	(dollars in thousands)
Loan Category
Real estate loans:
Construction loans	$10,420	13%	$12,444	21%
Real estate 1st trust deeds	36,716	45	26,268	43
Other real estate mortgage	2,528	3	1,572	3

Total real estate	49,664	61	40,284	66
Business secured loans	24,855	31	16,725	28
Business unsecured loans	1147	1	748	1
Consumer and other	5,546	7	3,069	5

Total Loans	81,212	100%	60,826	100%

Less deferred loan income	(177)		(130)
Less allowance for loan losses	(998)		(760)

Net Loans	$80,037		$59,936

     We provide a variety of credit products to meet the needs of borrowers in our service area. We offer both secured and unsecured loans for working capital, equipment acquisition, expansion, purchase or improvement of real property, as well as seasonal loans and lines of credit. We maintain a portfolio of interim construction loans. Other real estate loans primarily consist of commercial loans secured by real estate collateral and real estate loans with maturities restricted to ten years. Commercial loans are made available to business and professional customers. Consumer loans are offered for a variety of personal, family household needs, including automobiles, home equity loans and unsecured revolving lines of credit.

     Our loan portfolio has consistently increased since we commenced operations in September 2001. Loan growth is the result of increased lending in our immediate market area and the opening of an additional banking office in Poway in 2004, which services the nearby communities of Poway, Carmet Mountain, Rancho Bernardo, Rancho Penesquitos, Ramona and Scripps Ranch. In addition, our increasing lending limits that result from the growth of our capital allows us to make larger loans. The size of a loan that a bank can make is limited by regulation to a percentage of the institution’s regulatory capital.

     Commercial and industrial loans are made for the purpose of providing working capital, financing the purchase of equipment or for other business purposes. Such loans include loans with maturities ranging from thirty days to one year and term loans, which are loans with maturities normally ranging from one to five years. A growing portion of commercial loans are asset-based loans, which are loans secured by current assets, such as receivables or inventory, or fixed assets, such as equipment. These loans are used for working capital, equipment purchases, seasonal cash shortages, and a variety of other purposes, and are structured on either a revolving or term basis.

     Commercial loans secured by real estate are generally greater in amount, more difficult to evaluate and monitor and are often dependent on the successful operation and management of the properties. Repayment of such loans may be affected by adverse conditions in the real estate market or the economy. Poor location, special use characteristics and overall attractiveness of the properties may impair the value of properties in the event of foreclosure.

     Commercial business loans may be unsecured or secured by special purpose or rapidly depreciating assets, such as equipment, inventory, receivables, junior liens on property or personal guarantees which may not provide an adequate source of repayment in the event of default. These loans may also have partial guarantees from the Small Business Administration. Commercial business loans are generally more dependent on the borrower’s continuing financial strength and management ability. The borrower’s cash flow and ability to service the debt from earnings is the primary source of repayment rather than the liquidation of any pledged collateral. Commercial business loans are generally for shorter terms and are often subject to annual review and generally require more administrative and management attention.

     We make SBA guaranteed loans. Although the guaranteed portion of the SBA loans may be sold in the secondary market, to date we have retained these loans in our portfolio. Our SBA loans are categorized as commercial or real estate - other depending on the underlying collateral.

     We maintain a portfolio of real estate construction loans, consisting of single-family homes and commercial construction loans. At December 31, 2004, and December 31, 2003, real estate construction loans comprised approximately 13% and 21%, respectively, of our loan portfolio. Our real estate construction loans are primarily interim loans made to finance the construction of commercial and single family residential property. These loans are typically short term. Construction lending is generally considered to involve a higher degree of risk than permanent mortgage lending because of the inherent difficulty in estimating both a property’s value at completion of the project and the cost of the project. If the estimate of construction cost proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of value upon completion proves to be inaccurate, we may be confronted with a project the value of which is insufficient to assure full repayment. Disagreements between borrowers and builders and the failure of builders to pay subcontractors may also jeopardize projects. Loans to builders to construct projects for which no purchaser has been identified carry additional risk because the payoff for the loan may be dependent on the contractor’s ability to sell the property prior to the due date of the loan. We address these risks by adhering to strict underwriting policies, disbursement procedures and monitoring practices.

     Our real estate 1st trust deed loans consist primarily of loans made based on the borrower’s cash flow and which are secured by deeds of trust on commercial and residential property to provide another source of repayment in the event of default. At December 31, 2004 and December 31, 2003 1st trust deed secured loans comprised approximately 45% and 43%, respectively, of our loan portfolio.

     Other real estate mortgage loans consist of loans made based primarily on the borrower’s cash flow and which are secured by junior liens as secondary sources of repayments. Maturities on these loans are generally restricted to ten years (on an amortization ranging from ten to twenty-five years with a balloon payment due at maturity). Any loans extended for greater than five years have re-pricing provisions that adjust the interest rate to market rates at times prior to maturity.

     Consumer loans, as well as home equity lines of credit, are made for the purpose of financing automobiles, various types of consumer goods and other personal purposes. Consumer loans generally provide for the monthly payment of principal and interest. Consumer loans are often unsecured or secured by rapidly depreciating assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Also, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

     We do not have any concentrations in our loan portfolio by industry or group of industries, except for the level of loans that are secured by real estate as presented in the table above. We have not made loans to any foreign entities. In addition, we have not made any loans to finance leveraged buyouts or for highly leveraged transactions.

     Loan Origination and Underwriting. Our primary lending emphasis is in construction, commercial real estate and business loans, including SBA loans. Major credit risk factors for all categories of loans include: changes in national and local economic conditions; the experience, ability and depth of our lending staff; changes in the quality of our internal and external loan review systems; and the impact of certain external factors such as competition, legal and regulatory changes. For construction and other real estate related loans, additional major risk factors include: changes in the valuation of real property; increases in commercial, industrial and retail vacancy rates; market absorption levels; excess market supply; and rising interest rates. To address these credit risks, all loan requests require preparation of a credit commitment report that details the purpose of the loan, terms, repayment source, collateral, credit rating of the borrower and a general description of the borrower’s background and/or business. The loan request is then subjected to various levels of review to assure that larger loans are reviewed by more experienced lenders and/or the Bank’s loan committee. The Bank’s loan policy establishes criteria for various types of loans, such as loan to collateral value ratios or loan to debt ratios. Further, the Bank utilizes outside loan reviewers to review and assess the loans made on an ongoing basis.

     Branch officers are assigned lending limits commensurate with their experience and skill and are capped at $5,000 for unsecured loans and $25,000 for secured loans. Loan requests exceeding branch officer limits are referred to Loan Administration for underwriting, review and approval. Lending limits for Loan Administration lenders are capped at $50,000 for unsecured and secured loan. The President/Chief Executive Officer and the Chief Credit Officer have combined lending limits when acting jointly of $500,000 for unsecured and unsecured loans. All requests exceeding the authority of the President/Chief Executive Officer and the Chief Credit Officer combined are submitted to the Board of Director’s Loan Committee for approval. Additionally, all new loans, regardless of amount, are reviewed by the Loan Committee monthly and all new loans of $50,000 or more or relationships that aggregate $50,000 or more are reported to the Board monthly. All processing, boarding and servicing of loans are performed by Loan Administration regardless of loan amount.

     Construction loans for small tract projects or non-residential properties generally require a minimum of 20% equity contribution by the borrower and a maximum advance of 75% of current appraisal. Loan terms can range from 12 to 18 months depending on the nature of the project. We require a first lien position on the property to be constructed and often take a junior lien on other real estate property as well. Land draws are generally limited to 50% of cost. Pricing is generally in the range of Wall Street Journal Prime plus 1.5% to 2.5%, loan fees of .5% to 1% and a documentation fee of $250 to $500.

     Commercial real estate loans are generally underwritten at a maximum loan to appraised value of 75%; however, we will often advance up to 90% of the value when using the SBA 504 or 7a loan guarantee programs as part of the financing structure for owner-users. Income property loans generally require a debt service coverage ratio of 1.25:1 to 1.30:1 depending on the type of property. Loan terms can range from 20 to 25 years with pricing adjustments at 3 or 5year intervals. We require a first lien position on the subject property and often take a junior lien on other real estate property as well. Pricing is generally in the range of Wall Street Journal Primeplus 1% to 2% with a negotiated floor rate, loan fees of .5% to 1% and a documentation fee of $250 to $500. We also offer short-term fixed rate loans when necessary.

     Commercial business loans and SBA 7a loans are offered to existing and start-up businesses for various purposes. Such loans are generally collateralized with assets of the business and junior liens on personal residences. Commercial business loans are underwritten on the basis of the borrower’s cash flow and ability to service the debt from earnings rather than on the basis of the underlying collateral value. We seek to structure these loans so that they have more than one source of repayment. The borrower is required to provide sufficient information to allow us to make an adequate credit evaluation. In most instances, this information consists of financial statements, tax returns, projected cash flows, current financial information on any guarantor and information about any collateral. Loans to closely held business borrowers typically require personal guarantees by the principals. Lines of credit and asset-based loans are written for 12 months. SBA loans can have terms of up to 20 years. Pricing is generally in the range of Wall Street Journal Prime plus 2% to 2.75% with a negotiated floor rate, loan fees of .5% to 1% and a documentation fee of $250 to $500. Loan fees for non-SBA loans can range from .5% to 1%.

     Current appraisals, insurance and perfected liens are generally required for any collateral taken on loans.

     Loan Maturities. The following table sets forth the maturity distribution of our loans outstanding at December 31, 2004. At that date, we had $7,089,000 in loans with maturity greater than fifteen years. In addition, the table shows the distribution of such loans between those loans with predetermined (fixed) interest rates and those with variable (floating) interest rates. Floating rates generally fluctuate with changes in the national prime rate or our Reference Rate. As of December 31, 2004, approximately 95% of our loan portfolio was comprised of floating interest rate loans.

	Maturing
		One to Five
	Within One Year	Years	After Five Years	Total
	(dollars in thousands)
Real estate loans:
Construction and Land	$6,831	$3,590	$0	$10,421
Real Estate 1st Trust Deeds	2,022	5,243	29,451	36,716
Other Real Estate	1,796	288	444	2,528

Total real estate	10,649	9,121	29,895	49,665
Business Secured Loans	11,771	4,016	9,068	24,855
Business Unsecured Loans	1,130	16	0	1,146
Consumer & other	803	725	4,018	5,546

Total	$24,353	$13,878	$42,981	$81,212

Loans with predetermined interest rates	$1,291	$857	$1,830	$3,978
Loans with floating or adjustable interest rates	23,062	13,021	41,151	77,234

Total	$24,353	$13,878	$42,981	$81,212

     Loan Commitments. In the normal course of business, we maintain outstanding loan commitments to extend credit. We use the same credit policies in making loan commitments as we do in extending loans to customers. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the customer. The types of collateral held vary, but may include accounts receivable, inventory, property, equipment and residential and income producing commercial properties. We had unfunded loan commitments, including standby letters of credit, totaling $26.2 million and $17.8 million at December 31, 2004 and December 31, 2003, respectively, primarily consisting of commercial, construction and equity lines of credit. Based upon our experience, the outstanding loan commitments and standby letters of credit are expected to grow throughout the year as loan demand continues to increase, subject to, economic conditions.

     Adverse economic conditions, a decline in real estate values, or a significant increase in interest rates could negatively affect the construction loan business and require an increase in the provision for loan losses, which in turn, could adversely affect our future prospects, results of operations, and profitability.

     Non-Performing Assets. It is our policy to place loans on non-accrual status when principal or interest payments are past due 90 days or more. Certain loans will be placed on nonaccrual earlier if there is a reasonable doubt as to the collectibility of principal and interest. Loans which are in the process of renewal in the normal course of business or are well secured and in the process of collection will continue to accrue interest if we consider the risk of loss to be minimal.

     There were no non-accrual loans, loans past due 90 days or more, restructured loans, or impaired loans or loans that have or had a higher than normal risk of loss at December 31, 2004 or December 31, 2003. As of December 31, 2004, we have identified $2,633,000 in loans on our internal watch list for special attention by our management and board of directors, of which $1,306,000 is guaranteed by government and other agencies. These loans reflect weakened financial conditions or evidence other factors warranting closer monitoring, but are performing in accordance with their terms.

     Allowance and Provision for Loan Losses. We maintain an allowance for loan and lease losses to provide for probable losses in the loan portfolio. Additions to the allowance are made by charges to operating expenses in the form of a provision for loan and lease losses. All loans which are judged to be uncollectible are charged against the allowance while any recoveries are credited to the allowance. We have instituted loan policies, designed primarily for internal use, to adequately evaluate and assess the analysis of risk factors associated with our loan portfolio and to enable us to assess such risk factors prior to granting new loans and to assess the sufficiency of the allowance. We conduct a critical evaluation of the loan portfolio monthly. This evaluation includes an assessment of the following factors: the results of our internal loan review, any external loan review and any regulatory examination, loan loss experience, estimated potential loss exposure on each credit, concentrations of credit, value of collateral, any known impairment in the borrower’s ability to repay and present economic conditions. Until the Bank has established some historical trend of losses, it relies on industry standards to compare allowance adequacy.

     Each month we also review the allowance and make additional transfers to the allowance as needed. For the year ended December 31, 2004, the provision for loan losses was $238,000 as compared to $289,000 for the year ended December 31, 2003.

     At December 31, 2004, the allowance was 1.23% of the loans then outstanding. At December 31, 2003, the allowance for loan losses was $760,000, or 1.25% of loans outstanding. Although we deemed these levels adequate, no assurance can be given that further economic difficulties or other circumstances which would adversely affect our borrowers and their ability to repay outstanding loans will not occur which would be reflected in increased losses in our loan portfolio, which losses could possibly exceed the amount then reserved for loan losses.

     The following table summarizes our loan loss experience, transactions in the allowance for loan and lease losses and certain pertinent ratios for the periods indicated:

	December 31,
	2004	2003
	(dollars in thousands)
Outstanding loans:
End of the period	$81,212	$60,826
Average for the period	$71,861	$46,265

Allowance for loan losses:
Balance at beginning of period	$760	$472
Loans charged off	0	0
Recoveries	0	0
Provisions charged to operating expense	238	288

Balance at end of period	$998	$760

Ratios:
Net charge-offs (recoveries) to average loans	0.00%	0.00%
Allowance to loans at period end	1.23%	1.25%

     The table below sets forth the allocation of the allowance for loan and lease losses by loan type as of the dates specified. The allocation of individual categories of loans includes amounts applicable to specifically identified as well as unidentified losses inherent in that segment of the loan portfolio and will necessarily change whenever management determines that the risk characteristics of the loan portfolio have changed. Management believes that any breakdown or allocation of the allowance for loan and lease losses into loan categories lends an appearance of exactness which does not exist, in that the allowance is utilized as a single unallocated allowance available for all loans and undisbursed commitments. The allocation below should not be interpreted as an indication of the specific amounts of or loan categories in which future charge-offs may occur:

	At December 31,
	2004		2003
	(dollars in thousands)
		Percent of		Percent of
	Allowance	Loans in		Loans in
	for Loan	Category to	Allowance for	Category to
	Losses	Total Loans	Loan Losses	Total Loans
Real Estate:
Construction	$141	13%	$162	21%
1st Trust Deed R. E.	373	45	266	43
Other Real Estate	91	3	20	3

Total real estate	605	61	448	66
Business Secured	322	31	278	28
Business Unsecured	14	1	9	1
Consumer & other	57	7	8	5
Unallocated allowance	3	0	17	0

Total	$998	100%	$760	100%

     Non-Interest Income. Non-interest income decreased $304,000 to $152,000 for the year ended December 31, 2004, as compared to the year ended December 31, 2003. The decrease was primarily the result of extraordinary premiums paid on referral loans in 2003 that were not recurring in 2004.

     Non interest income increased $324,000 to $457,000 for the year ended December 31, 2003, as compared to the year ended December 31, 2002. This increase was primarily the result of extraordinary premiums paid on referral loans in 2003 which did not occur in 2002.

     Non-Interest Expense. Non-interest expenses consist of salaries and related benefits, occupancy and equipment expense and other expenses. The tables below set forth the components of non-interest expenses as of the periods indicated:

	Years Ended December 31,
	2004	2003	Percentage
	(dollars in thousands)		Change
Salaries and benefits	$1,837	$1,311	40.12%
Occupancy expense	130	190	(31.58)%
Furniture & Equipment	173	97	78.35%
Data Processing	182	126	44.44%
Advertising	89	147	(39.46)%
Professional fees	228	121	88.43%
Office supplies	55	28	96.43%
Other expenses	455	284	60.21%

Total	$3,149	$2,304	36.68%

	Years Ended December 31,
	2003	2002	Percentage
	(dollars in thousands)		Change
Salaries and benefits	$1,311	$1,049	24.98%
Occupancy expense	190	159	19.50%
Furniture & Equipment	97	81	19.75%
Data Processing	126	99	27.27%
Advertising	147	67	119.40%
Professional fees	121	144	(15.97)%
Office supplies	28	50	(44.00)%
Other expenses	284	131	116.79%

Total	$2,304	$1,780	29.44%

     Our non-interest expenses increased by $845,000, or 36.7%, for the year ended December 31, 2004, compared to the year ended December 31, 2003. The largest increases were in salaries and benefits, which increased from $1,311,000 to $1,837,000; furniture fixtures and equipment, which increased from $97,000 to $173,000; data processing expenses, which increased from $126,000 to $182,000; office supplies expense, which increased from $28,000 to $55,000; and other expenses, which increased from $284,000 to $455,000. The increases in these categories and non-interest expenses overall reflected our growth, including the opening of our Poway office.

     Our non-interest expenses increased by $524,000, or 29.44%, when comparing expenses for the year ended December 31, 2003, to the year ended December 31, 2002. Advertising expense increased $80,000, data processing increased $27,000 and other expense increased $153,000 in 2003 from 2002. These increases were due to increased marketing presence and business volume.

     Income Taxes. We had net operating loss carryforwards of approximately $444,000 and $575,000 available to reduce future federal and state taxable income, respectively, as of December 31, 2004. The net operating loss carryforwards begin expiring in 2021 and expire through 2022. Prior to 2004, the State of California suspended corporations from utilizing net operating losses. In 2004, the Bank utilized $570,000 of net operating losses on its California income tax filing. The Bank recognizes its remaining California net operating looses as a deferred tax asset at December 31, 2004.

     Cash and Cash Equivalents. Cash and cash equivalents consist of cash on hand and due from correspondent banks and federal funds sold. We maintain balances at correspondent banks adequate to cover daily clearings and other charges. Funds in excess of these needs are invested in overnight federal funds at correspondent banks. Cash and cash equivalents were $6,584,000 at December 31, 2004 and $2,110,000 at December 31, 2003. The increase from 2003 to 2004 was to provide liquidity as our asset size increased.

     Deposits. Deposits represent our primary source of funds to support our various lending and investment activities. Substantially all of our deposits are from individuals and businesses within our service area. We have utilized brokered deposits from time to time, but they have never exceeded 12% of total deposits. We have no known foreign deposits.

     The following tables set forth the average balance and the average rate paid on each deposit category for the periods indicated:

	Year Ended December 31,
	2004		2003
	Amount	% Rate	Amount	% Rate
	(dollars in thousands)
Noninterest-bearing demand	$13,171	—	$7,119	—
Transaction & NOW	6,930	1.08%	3,465	1.41%
Savings & money market	14,999	1.59%	7,577	1.48%
Time	35,933	2.20%	26,961	2.56%

Total Deposits	$71,033	1.56%	$45,122	1.92%

     The following table sets forth the maturity of time certificates of deposit of $100,000 or more at December 31, 2004:

December 31, 2004
(unaudited)
(dollars in thousands)
Three months or less	$6,666
Over three to six months	3,015
Over six to twelve months	8,257
Over twelve months	-0-

Total	$17,938

     Borrowings. Federal Home Loan Advances at December 31, 2004 totaled $9,000,000, the highest outstanding during the year, with a rate of 2.35%. Average borrowing for the period was $4,723,000 with a weighted average rate of 1.59%. Federal Home Loan Advances at December 31, 2003 totaled $4,305,000, the highest during the period, at a variable advance rate ranging at rates from 1.00% to 1.03%. Average borrowing for the period was $1,321,000 with a weighted average rate of 1.21%. All advances are open-end overnight borrowings to supplement liquidity and are repaid during the periods when liquidity needs are met with deposits.

     Capital Resources. Under regulatory capital adequacy guidelines, capital adequacy is measured as a percentage of risk-adjusted assets in which risk percentages are applied to assets on as well as off-balance sheet, such as unused loan commitments and standby letters of credit. The guidelines require that a portion of total capital be core, or Tier 1, capital consisting of common shareholders’ equity and perpetual preferred stock, less goodwill and certain other deductions. Tier 2 capital consists of other elements, primarily non-perpetual preferred stock, subordinated debt and mandatory convertible debt, plus the allowance for loan losses, subject to certain limitations. The guidelines also evaluate the leverage ratio, which is Tier I capital divided by average assets. Moreover, as a new bank we were required to maintain Tier 1 capital to average assets of at least 8% during our first three years of operations.

     The following tables provide information regarding our regulatory capital ratios at December 31, 2004 and December 31, 2003. The reduction in our ratios reflects the Bank’s growth. At December 31, 2004 and December 31, 2003, we met or exceeded regulatory capital requirements to be considered “well capitalized,” as defined in the regulations issued by the FDIC, and it is the Bank’s intention to remain “well capitalized” in the future.

	“Well Capitalized”
	Requirement	Discovery Bank
As of December 31, 2004:
Total risk-based capital ratio	10%	12.41%
Tier 1 risk-based capital ratio	6%	11.30%
Tier 1 leverage capital ratio	5%	10.57%

	“Well Capitalized”
	Requirement	Discovery Bank
As of December 31, 2003:
Total risk-based capital ratio	10%	16.23%
Tier 1 risk-based capital ratio	6%	15.05%
Tier 1 leverage capital ratio	5%	15.27%

     Please refer to the discussion and financial data under “Pro Forma Financial Information” for information regarding the impact the Celtic transaction will have on the Holding Company’s capital resources (on a consolidated basis).

     Liquidity and Liquidity Management. Liquidity management for banks requires that funds always be available to pay deposit withdrawals and maturing financial obligations in accordance with their terms and to meet customer requests for loans. The acquisition of deposits has been our primary source of funds used to invest in earning assets. Other sources of funds have been the cash provided from operations, the proceeds of common stock sales and from borrowings. We expect that deposits will continue to be the primary source of funds in future periods. We emphasize seeking demand deposits from business customers in our market area. If necessary, we can also pursue the higher cost time deposits. Liquidity management for banks requires that funds always be available to pay deposit withdrawals and maturing financial obligations promptly and fully in accordance with their terms. One method banks utilize for acquiring additional liabilities is through the acceptance of “brokered deposits” (defined to include not only deposits received through deposit brokers, but also deposits bearing interest in excess of 75 basis points over market rates), typically attracting large certificates of deposit at high interest rates. On occasion we utilize brokered deposits to facilitate liquidity needs. At December 31, 2004 and December 31, 2003, we had “brokered deposits” of $9.1 million and $4.1 million, respectively.

     To meet liquidity needs, we maintain a portion of our funds in cash deposits in other banks, Federal Funds sold, and investment securities. As of December 31, 2004 and December 31, 2003, our liquidity ratio was 13.20% and 12.21%, respectively (defined as liquid assets as a percentage of deposits). Liquid assets were composed of Federal Funds sold, available-for-sale investment securities less securities that are pledged to secure treasury, tax and loan deposits and other purposes as required by law, interest-bearing deposits in other financial institutions and cash and due from banks. Our liquidity ratios at both December 31, 2004 and December 31, 2003 were slightly below our policy target of 15%. We monitor our liquidity ratios daily and since December 31, 2004, our liquidity ratios have met our policy guidelines on average. Excess liquidity has a negative impact on earnings. The Bank attempts to maximize its loan to deposit ratios and minimize its liquidity ratios, consistent with its liquidity needs and policy, to maximize net interest margins.

     We maintain a $2.5 million line of credit with a correspondent bank for the purchase of overnight Federal funds. We also have a credit line with the Federal Home Loan Bank of San Francisco which would allow us to borrow up to 15% of our assets. As of December 31, 2004, loans and securities pledged as collateral for this facility would have allowed us to borrow up to approximately $9.5 million. These facilities have been used regularly to provide funding for loans at less cost than brokered deposits. (See “Borrowings” above.)

     Recent Accounting Pronouncements. In June 2004, the Emerging Issues Task Force of the FASB issued final guidance on its Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” A consensus was reached regarding disclosures about unrealized losses on available-for-sale debt and equity securities accounted for under FASB Statements No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

     This EITF describes a model involving three steps: (1) determine whether an investment is impaired, (2) determine whether the impairment is other-than -temporary, and (3) recognize the impairment loss in earnings. The EITF also requires several additional disclosures for cost-method investments. The EITF’s impairment accounting guidance was effective for reporting periods beginning after June 15, 2004. For all other investments within the scope of this Issue, the disclosures are effective in annual financial statements for fiscal years ending after June 15, 2004. The additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004.

     The adoption of this EITF did not have a material impact on the Bank’s financial statements. At December 31, 2004, management believes the impairments described above are temporary and, accordingly, no impairment loss has been recognized in the Company’s consolidated statement of income.

     On March 9, 2004, the Staff of the Securities and Exchange Commission (the “SEC Staff”) issued Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments” (“SAB 105”). SAB

105 provides guidance on the initial recognition and measurement of loan commitments that meet the definition of a derivative, and summarizes the related disclosure requirements. SAB 105 is effective for all loan commitments accounted for as derivatives that are entered into, or substantially modified, on or after April 1, 2004. SAB 105 addresses loan commitments that the Financial Accounting Standards Board (FASB) defines as derivatives in paragraph 6 of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“FAS 133”). These loan commitments relate to the origination of mortgage loans that will be held for sale. SAB 105 does not apply to (1) commitments to purchase mortgage loans that do not meet the definition of a derivative under paragraph 6 of FAS 133 or (2) commitments that are explicitly excluded from the scope of FAS 133 (i.e., commitments to originate mortgage loans that will be held for investment purposes and loan commitments to originate other types of loans). The Bank does not currently originate mortgage loans to be held for sale. If that should change in the future, we would take SAB 105 into consideration but do not expect it to have a material impact on the Company’s financial condition or operating results.

     In December 2003, under clearance of the FASB, the Accounting Standards Executive Committee (AcSEC) of the AICPA issued Statement of Position (“SOP”) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. This SOP establishes accounting standards for discounts on purchased loans when the discount is attributable to credit quality. The SOP requires that the loan discount, rather than the contractual amounts, establishes the investor’s estimate of undiscounted expected future principal and interest cash flows as a benchmark for yield and impairment measurements. The SOP prohibits the carryover or creation of a valuation allowance in the initial accounting for these loans. This SOP is effective from loans acquired in years beginning after December 15, 2004. Since this SOP applies only to transfers after 2004, this Statement will have not impact on the Bank’s financial position or results of operation at adoption.

Quantitative And Qualitative Disclosures About Market Risk

     The following discussion regarding our market risks should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations herein. For purposes of this section, the terms “we” and “our” mean Discovery Bank on a stand-alone basis.

     Our market risk arises primarily from credit risk and interest rate risk inherent in our lending and deposit taking activities and the risk of inflation. Risk management is an important part of our operations and a key element of our overall financial results. The FDIC, in recent years, has emphasized appropriate risk management, prompting banks to have adequate systems to identify, monitor and manage risks. Our board of directors and committees meet on a regular basis to oversee our operations. We monitor our business activities and apply various strategies to manage the risks to which we are exposed. We have adopted various policies and have empowered the committees of our board of directors with oversight responsibility concerning different aspects of our operations. Our Audit Committee is responsible for overseeing internal auditing functions and for interfacing with our independent outside auditors. Our Loan Committee establishes the Loan Policy, reviews loans made by management and approves loans in excess of management’s lending authority. Our Loan Committee also reviews “watch list” loans and the adequacy of our allowance for loan losses. Our Asset/Liability Risk Committee establishes our Investment Policy and our Asset/Liability Policy, reviews investments made by management, and monitors our investment portfolio, interest rate risk and liquidity planning.

     Credit Risk. Credit risk generally arises as a result of our lending activities and may be present with our investment activities. To manage the credit risk inherent in our lending activities, we rely on adherence to underwriting standards and loan policies as well as our allowance for loan losses. We employ frequent monitoring procedures and take prompt corrective action when necessary. Additionally, our loans are examined regularly by our regulatory agencies.

     Interest Rate Risk. Interest rate risk is the exposure of a bank’s financial condition, both earnings and the market value of assets and liabilities, to adverse movements in interest rates. Interest rate risk results from differences in the maturity or timing of interest-earning assets and interest-bearing liabilities, changes in the slope of the yield curve over time, imperfect correlation in the adjustment of rates earned and paid on different instruments with otherwise similar characteristics (e.g. three-month Treasury bill versus three-month LIBOR) and from interest-rate-related options embedded in bank products (e.g. loan prepayments, floors and caps, callable investment securities, early withdrawal of time deposits, etc).

     The potential impact of interest rate risk is significant because of the liquidity and capital adequacy consequences that reduced earnings or losses could imply. We recognize and accept that interest rate risks are a routine part of bank operations and will from time to time impact our profits and capital position. The objective of interest rate risk management is to control exposure of net interest income to risks associated with interest rate movements in the market, to achieve consistent growth in net interest income and to profit from favorable market opportunities.

     The careful planning of asset and liability maturities and the matching of interest rates to correspond with this maturity matching is an integral part of the active management of an institution’s net yield. To the extent maturities of interest-earning assets and interest-bearing liabilities do not match in a changing interest rate environment (an interest rate sensitivity “gap”), net yields may be affected. Thus, if rate sensitive assets exceed rate sensitive liabilities for a given period, the interest rate would be “positively gapped” and we would benefit from an increase in interest rates. Conversely, if rate sensitive liabilities exceed rate sensitive assets for a given period, the interest rate would be “negatively gapped” and we would not benefit from an increase in interest rates. Even with perfectly matched repricing of interest-earning assets and interest-bearing liabilities, risks remain in the form of prepayment of assets, timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates and basis risk. In our overall attempt to match interest-earning assets and interest-bearing liabilities, we take into account rates and maturities to be offered in connection with our certificates of deposit and our variable rate loans.

     We have generally been able to control our exposure to changing interest rates by maintaining a large percentage of floating interest rate loans and a majority of our time certificates in relatively short maturities.

     The following table sets forth the distribution of repricing opportunities of our interest-earning assets and interest-bearing liabilities, the cumulative interest rate sensitivity gap, which is interest rate sensitive assets less interest rate sensitive liabilities cumulative period to period, and the cumulative gap as a percentage of total assets and total interest-earning assets as of December 31, 2004. The table also sets forth the time periods during which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. The interest rate relationships between the repriceable assets and repriceable liabilities are not necessarily constant and may be affected by many factors, including the behavior of customers in response to changes in interest rates. This table should, therefore, be used only as a guide as to the possible effect changes in interest rates might have on our net interest margins.

				Cumulative
	Less Than	Less Than	Less Than	Beyond	Non Rate
	3 Months	1 Year	5 Years	5 Years	Sensitive	Total
	(dollars in thousands)
Deposits with financial institutions	$100	$1,519	$2,692	$2,692	$0	$2,692
Federal funds sold	4,945	4,945	4,945	4,945	0	4,945
Investment Securities	0	250	2,059	2,706	483	3,189
Loans gross	64,341	65,265	74,318	81,145	67	81,212

Total rate sensitive assets	69,386	71,979	84,014	91,488	550	92,038
All other assets					7,230	7,230

Total Assets	$69,386	$71,979	$84,014	$91,488	$7,780	$99,268

Trans and NOW	$7,135	$7,135	$7,135	$7,135	$0	$7,135

				Cumulative
	Less Than	Less Than	Less Than	Beyond	Non Rate
	3 Months	1 Year	5 Years	5 Years	Sensitive	Total
	(dollars in thousands)
MMDA & Savings	21,803	21,803	21,803	21,803	0	21,803
Time deposits under 100M	5,826	18,035	18,035	18,035	0	18,035
Time deposits over 100M	6,666	17,938	17,938	17,938	0	17,938
Other interest liabilities	9,000	9,000	9,000	9,000	0	9,000

Total rate sensitive liabilities	50,430	73,911	73,911	73,911	0	73,911
All other liabilities					15,003	15,003
Shareholders’ equity					10,354	10,354

Total Liabilities and Equity	$50,430	$73,911	$73,911	$73,911	$25,357	$99,268

Cumulative rate sensitive gap	$18,956	$(1,932)	$10,103	$17,577	$(17,577)

Cumulative rate sensitive gap as a % of total assets	19.10%	(1.95)%	10.18%	17.71%	(17.71)%

     NOTE: All amounts are reported at their contractual maturity or repricing periods. This analysis makes certain assumptions as to interest rate sensitivity of savings and NOW accounts which have no stated maturity and have had very little price fluctuation since commencement of operations. Money market accounts are repriced at discretion of management and generally are more rate sensitive. The Bank’s policy is to limit maturities on certificate of deposits to one year, in most cases, so virtually all reprice within that time frame. The Bank has exhibited the ability to renew or replace these certificates as they mature; however, the Bank bears the risk that their renewal will be at higher rates of interest.

     On December 31, 2004, we had $69,386,000 in assets and $50,430,000 in liabilities repricing within three months and $71,979,000 in assets and $73,911,000 in liabilities repricing within one year. This means that we had a positive gap of 19.1% within three months and we had a slight negative one year cumulative gap of 1.9%. Our cumulative interest gap returns to positive over longer maturities. Over the one year time frame interest income may be affected to a lesser extent than interest expense if rates were to increase at the same time and level for both assets and liabilities as the model forecasts. It is more typical for loans to be repriced immediately as the prime rate changes and deposits to lag at a percentage of that rate change. If rates were to fall during this one year period, interest income would decline by a lesser amount than interest expense and net income would increase. Conversely, if rates were to rise the opposite would apply. Over the one year time frame our slight negative gap position indicates that we could benefit slightly from decreases in interest rates, but the opposite is true for other time frames.

     The Bank’s policy quantifies acceptable gap ratios. These targets are monitored quarterly and reviewed annually by the board of directors to determine acceptable gap risks. We monitor and evaluate our gap position, but do not anticipate substantial changes in those gap ratios.

     We do not engage in any hedging activities and do not have any derivative securities in our portfolio.

     We utilize the results of a dynamic simulation model to quantify the estimated exposure of net interest income to sustained interest rate changes. The simulation model, a third-party service, estimates the impact of changing interest rates on the interest income from all interest-earning assets and the interest expense paid on all interest-bearing liabilities reflected on our balance sheet. A parallel and pro rata shift in rates over a 12-month period is assumed. This model is reviewed annually and audited on a regular basis to determine accuracy of data and forecasts. The following reflects our net interest income sensitivity analysis as of December 31, 2004, based on the simulation. This table shows the impact of hypothetical interest rate changes on net interest income and net interest margins over an assumed 12-month period.

	Adjusted Net	Change
Interest Rate Scenario	Interest Income	From Base
Up 300 basis points	$4,924,986	19.89%
Up 200 basis points	$4,631,651	12.75%

	Adjusted Net	Change
Interest Rate Scenario	Interest Income	From Base
Up 100 basis points	$4,332,103	5.46%
Base	$4,108,003	0.00%
Down 100 basis points	$4,048,474	(1.45)%
Down 200 basis points	$3,998,141	(2.67)%
Down 300 basis points	$3,956,620	(3.69)%

     Inflation. The impact of inflation on a financial institution can differ significantly from that exerted on other companies. Banks, as financial intermediaries, have many assets and liabilities which may move in concert with inflation both as to interest rates and value. However, financial institutions are also affected by inflation’s impact on non-interest expenses, such as salaries and occupancy expenses.

     Since January 2001 the FRB has decreased interest rates numerous times, reducing the overnight “Federal Funds” rate from 6.50% to as low as 1.00%, the lowest level in over four decades. Since June 2004, the FRB has reversed direction and increased rates six times to 2.75%. The nature and timing of any future changes in such policies and their impact on us cannot be predicted; however, because of our ratio of rate sensitive assets to rate sensitive liabilities, we tend to benefit slightly in the short term from an increasing interest rate market and, conversely, suffer in a decreasing interest rate market. As such, the management of the money supply by the FRB to control the rate of inflation has an impact on our earnings. The changes in interest rates may also have a corresponding impact on the ability of borrowers to repay loans with us.

Supervision and Regulation - Discovery Bank

     General. As a state-chartered bank whose deposits are insured by the Federal Deposit Insurance Corporation up to the maximum extent provided by law, the Bank is subject to supervision, examination and regulation by the California Department of Financial Institutions and by federal bank regulatory agencies. The Bank’s primary federal bank regulatory agency is the FDIC. The regulations of these agencies govern most aspects of the Bank’s business, including capital adequacy ratios, reserves against deposits, restrictions on the rate of interest which may be paid on some deposit instruments, limitations on the nature and amount of loans which may be made, the location of branch offices, borrowings, and dividends. Supervision, regulation and examination of the Bank by the regulatory agencies are generally intended to protect depositors and are not intended for the protection of the Bank’s shareholders.

     Significant Legislation. The laws, regulations and policies governing financial institutions are continuously under review by Congress, state legislatures and federal and state regulatory agencies. From time to time laws or regulations are enacted which have the effect of increasing the cost of doing business, limiting or expanding the scope of permissible activities, or changing the competitive balance between banks and other financial and non-financial institutions. Various federal laws enacted in recent years have expanded the lending authority and permissible activities of certain non-bank financial institutions, such as savings and loan associations and credit unions, and have given federal regulators increased enforcement authority. These laws have generally had the effect of altering competitive relationships existing among financial institutions, reducing the historical distinctions between the services offered by banks, savings and loan associations and other financial institutions, and increasing the cost of funds to banks and other depository institutions. Future changes in the laws, regulations or polices that impact the Bank cannot necessarily be predicted, but they may have a material effect on the Bank’s business and earnings.

     USA Patriot Act. On October 26, 2001, the President signed into law comprehensive anti-terrorism legislation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, known as the USA Patriot Act. Title III of the USA Patriot Act requires financial institutions, including the Bank, to help prevent, detect and prosecute international money laundering and the financing of terrorism. The Bank has augmented its systems and procedures to accomplish this requirement. We believe that the cost of compliance with Title III of the USA Patriot Act is not likely to be material to the Company.

     Gramm-Leach-Bliley Act. In November 1999, the Gramm-Leach-Bliley Act, or the GLB Act, became law, significantly changing the regulatory structure and oversight of the financial services industry. The GLB Act repealed the provisions of the Glass-Steagall Act that restricted banks and securities firms from affiliating. It also revised the Bank Holding Company Act to permit a “qualifying” bank holding company, called a financial holding company, to engage in a full range of financial activities, including banking, insurance, securities, and merchant banking activities. It also permits qualifying bank holding companies to acquire many types of financial firms without the FRB’s prior approval.

     The GLB Act thus provides expanded financial affiliation opportunities for existing bank holding companies and permits other financial services providers to acquire banks and become bank holding companies without ceasing any existing financial activities. Previously, a bank holding company could only engage in activities that were “closely related to banking.” This limitation no longer applies to bank holding companies that qualify to be treated as financial holding companies. To qualify as a financial holding company, a bank holding company’s subsidiary depository institutions must be well-capitalized, well-managed and have at least a “satisfactory” Community Reinvestment Act examination rating. “Nonqualifying” bank holding companies are limited to activities that were permissible under the Bank Holding Company Act as of November 11, 1999.

     The GLB Act changed the powers of national banks and their subsidiaries, and made similar changes in the powers of state banks and their subsidiaries. National banks may now underwrite, deal in and purchase state and local revenue bonds. A subsidiary of a national bank may now engage in financial activities that the bank cannot itself engage in, except for general insurance underwriting and real estate development and investment. In order for a subsidiary of a national bank to engage in these new financial activities, the national bank and its depository institution affiliates must be “well capitalized,” have at least “satisfactory” general, managerial and Community Reinvestment Act examination ratings, and meet other qualification requirements relating to total assets, subordinated debt, capital, risk management, and affiliate transactions. Subsidiaries of state banks can exercise the same powers as national bank subsidiaries if they satisfy the same qualifying rules that apply to national banks, except that state-chartered banks do not have to satisfy the statutory managerial and debt rating-requirements of national banks.

     The GLB Act also reformed the overall regulatory framework of the financial services industry. In order to implement its underlying purposes, the GLB Act preempted state laws that would restrict the types of financial affiliations that are authorized or permitted under the GLB Act, subject to specified exceptions for state insurance laws and regulations. With regard to securities laws, the GLB Act removed the blanket exemption for banks from being considered brokers or dealers under the Exchange Act and replaced it with a number of more limited exemptions. Thus, previously exempted banks may become subject to the broker-dealer registration and supervision requirements of the Exchange Act. The exemption that prevented bank holding companies and banks that advise mutual funds from being considered investment advisers under the Investment Advisers Act of 1940 was also eliminated.

     Separately, the GLB Act imposes customer privacy requirements on any company engaged in financial activities. Under these requirements, a financial company is required to protect the security and confidentiality of customer nonpublic personal information. Also, for customers that obtain a financial product such as a loan for personal, family or household purposes, a financial company is required to disclose its privacy policy to the customer at the time the relationship is established and annually thereafter, including its policies concerning the sharing of the customer’s nonpublic personal information with affiliates and third parties. If an exemption is not available, a financial company must provide consumers with a notice of its information sharing practices that allows the consumer to reject the disclosure of its nonpublic personal information to third parties. Third parties that receive such information are subject to the same restrictions as the financial company on the reuse of the information. Finally, a financial company is prohibited from disclosing an account number or similar item to a third party for use in telemarketing, direct mail marketing or other marketing through electronic mail.

     Risk-Based Capital Guidelines.

     General. The federal banking agencies have established minimum capital standards known as risk-based capital guidelines. These guidelines are intended to provide a measure of capital that reflects the degree of risk associated with a bank’s operations. The risk-based capital guidelines include both a new definition of capital and a framework for calculating the amount of capital that must be maintained against a bank’s assets and off-balance sheet items.

The amount of capital required to be maintained is based upon the credit risks associated with the various types of a bank’s assets and off-balance sheet items. A bank’s assets and off-balance sheet items are classified under several risk categories, with each category assigned a particular risk weighting from 0% to 100%. A bank’s risk-based capital ratio is calculated by dividing its qualifying capital, which is the numerator of the ratio, by the combined risk weights of its assets and off-balance sheet items, which is the denominator of the ratio.

     Qualifying Capital. A bank’s total qualifying capital consists of two types of capital components: “core capital elements,” known as Tier 1 capital, and “supplementary capital elements,” known as Tier 2 capital. The Tier 1 component of a bank’s qualifying capital must represent at least 50% of total qualifying capital and may consist of the following items that are defined as core capital elements:

•	common stockholders’ equity;

•	qualifying noncumulative perpetual preferred stock (including related surplus); and

•	minority interests in the equity accounts of consolidated subsidiaries.

     The Tier 2 component of a bank’s total qualifying capital may consist of the following items:

•	a portion of the allowance for loan and lease losses;

•	certain types of perpetual preferred stock and related surplus;

•	certain types of hybrid capital instruments and mandatory convertible debt securities; and

•	a portion of term subordinated debt and intermediate-term preferred stock, including related surplus.

     Risk Weighted Assets and Off-Balance Sheet Items. Assets and credit equivalent amounts of off-balance sheet items are assigned to one of several broad risk classifications, according to the obligor or, if relevant, the guarantor or the nature of the collateral. The aggregate dollar value of the amount in each risk classification is then multiplied by the risk weight associated with that classification. The resulting weighted values from each of the risk classifications are added together. This total is the bank’s total risk weighted assets.

     Risk weights for off-balance sheet items, such as unfunded loan commitments, letters of credit and recourse arrangements, are determined by a two-step process. First, the “credit equivalent amount” of the off-balance sheet items is determined, in most cases by multiplying the off-balance sheet item by a credit conversion factor. Second, the credit equivalent amount is treated like any balance sheet asset and is assigned to the appropriate risk category according to the obligor or, if relevant, the guarantor or the nature of the collateral. This result is added to the bank’s risk weighted assets and comprises the denominator of the risk-based capital ratio.

     Minimum Capital Standards. The supervisory standards set forth below specify minimum capital ratios based primarily on broad risk considerations. The risk-based ratios do not take explicit account of the quality of individual asset portfolios or the range of other types of risks to which banks may be exposed, such as interest rate, liquidity, market or operational risks. For this reason, banks are generally expected to operate with capital positions above the minimum ratios.

     All banks are required to meet a minimum ratio of qualifying total capital to risk weighted assets of 8%. At least 4% must be in the form of Tier 1 capital, net of goodwill. The maximum amount of supplementary capital elements that qualifies as Tier 2 capital is limited to 100% of Tier 1 capital, net of goodwill. In addition, the combined maximum amount of subordinated debt and intermediate-term preferred stock that qualifies as Tier 2 capital is limited to 50% of Tier 1 capital. The maximum amount of the allowance for loan and lease losses that qualifies as Tier 2 capital is limited to 1.25% of gross risk weighted assets. The allowance for loan and lease losses in excess of this limit may, of course, be maintained, but would not be included in a bank’s risk-based capital calculation.

     The federal banking agencies also require all banks to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a bank rated in the highest of the five categories used by regulators to rate banks, the minimum leverage ratio of Tier 1 capital to total assets is 3%. For all banks not rated in the highest category, the minimum leverage ratio must be at least 4% to 5%. These uniform risk-based capital guidelines and leverage ratios apply across the industry. Regulators, however, have the discretion to set minimum capital requirements for individual institutions which may be significantly above the minimum guidelines and ratios.

     The following table sets forth the Bank’s actual capital amounts and ratios and comparison to the minimum ratios:

					Minimum to be “Well
					Capitalized” Under
			Minimum for Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
As of December 31, 2004
Total capital to risk-weighted assets	$11,385,000	12.41%	$7,341,000	8.00%	$9,176,000	10.00%
Tier 1 capital to risk-weighted assets	$10,365,000	11.30%	$3,670,000	4.00%	$5,505,000	6.00%
Tier 1 capital to average assets	$10,365,000	10.57%	$3,923,000	4.00%	$4,904,000	5.00%
As of December 31, 2003
Total capital to risk-weighted assets	$10,400,000	16.23%	$5,146,000	8.00%	$6,433,000	10.00%
Tier 1 capital to risk-weighted assets	$9,680,000	15.05%	$2,573,000	4.00%	$3,860,000	6.00%
Tier 1 capital to average assets	$9,680,000	15.27%	$2,536,000	4.00%	$1,371,000	5.00%

     Other Factors Affecting Minimum Capital Standards. The federal banking agencies have established certain benchmark ratios of loan loss reserves to be held against classified assets. The benchmark ratio established by the federal banking agencies is the sum of:

•	100% of assets classified loss;

•	50% of assets classified doubtful;

•	15% of assets classified substandard; and

•	estimated credit losses on other assets over the upcoming twelve months.

     Our loan loss reserves equal or exceed the established benchmark ratios.

     The risk-based capital rules adopted by the federal banking agencies take account of concentrations of credit and the risks of engaging in non-traditional activities. Concentrations of credit refers to situations where a lender has a relatively large proportion of loans involving a single borrower, industry, geographic location, collateral or loan type. Non-traditional activities are considered those that have not customarily been part of the banking business, but are conducted by a bank as a result of developments in, for example, technology, financial markets or other additional activities permitted by law or regulation. The regulations require institutions with high or inordinate levels of risk to operate with higher minimum capital standards. The federal banking agencies also are authorized to review an institution’s management of concentrations of credit risk for adequacy and consistency with safety and soundness standards regarding internal controls, credit underwriting or other operational and managerial areas. We do not have any concentrations of credit or risk associated with non-traditional activities that would affect our capital ratios.

     The federal banking agencies also limit the amount of deferred tax assets that are allowable in computing a bank’s regulatory capital. Deferred tax assets that can be realized from taxes paid in prior carryback years and from future reversals of existing taxable temporary differences are generally not limited. However, deferred tax assets that can only be realized through future taxable earnings are limited for regulatory capital purposes to the lesser of:

•	the amount of the deferred tax assets that can be realized within one year of the quarter-end report date; or

•	10% of Tier 1 capital.

     The amount of any deferred tax in excess of this limit would be excluded from Tier 1 capital, total assets and regulatory capital calculations. We do not have any deferred tax assets in excess of the regulatory limits.

     The federal banking agencies have also adopted a joint agency policy statement which provides that the adequacy and effectiveness of a bank’s interest rate risk management process and the level of its interest rate exposures are critical factors in the evaluation of the bank’s capital adequacy. A bank with material weaknesses in its interest rate risk management process or high levels of interest rate exposure relative to its capital will be directed by the federal banking agencies to take corrective actions. Financial institutions which have significant amounts of their assets concentrated in high risk loans or nontraditional banking activities, and who fail to adequately manage these risks, may be required to set aside capital in excess of the regulatory minimums.

     Prompt Corrective Action. The federal banking agencies possess broad powers to take prompt corrective action to resolve the problems of insured banks. Each federal banking agency has issued regulations defining five capital categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” Under the regulations, a bank shall be deemed to be:

•	“well capitalized” if it has a total risk-based capital ratio of 10.0% or more, has a Tier 1 risk-based capital ratio of 6.0% or more, has a leverage capital ratio of 5.0% or more, and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure;

•	“adequately capitalized” if it has a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 4.0% or more, and a leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of “well capitalized”;

•	“undercapitalized” if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 4.0%, or a leverage capital ratio that is less than 4.0% (3.0% under certain circumstances);

•	“significantly undercapitalized” if it has a total risk-based capital ratio that is less than 6.0%, a Tier 1 risk-based capital ratio that is less than 3.0% or a leverage capital ratio that is less than 3.0%; and

•	“critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

     As of December 31 , 2004, the most recent notification from the regulatory agencies categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

     Banks are prohibited from paying dividends or management fees to controlling persons or entities if, after making the payment the bank would be “undercapitalized,” that is, the bank fails to meet the required minimum level for any relevant capital measure. Asset growth and branching restrictions apply to “undercapitalized” banks. Banks classified as “undercapitalized” are required to submit acceptable capital plans guaranteed by its holding company, if any. Broad regulatory authority was granted with respect to “significantly undercapitalized” banks, including forced mergers, growth restrictions, ordering new elections for directors, forcing divestiture by its holding company, if any, requiring management changes, and prohibiting the payment of bonuses to senior management. Even more severe restrictions are applicable to “critically undercapitalized” banks, those with capital at or less than 2%. Restrictions for these banks include the appointment of a receiver or conservator after 90 days, even if the bank is still solvent. All of the federal banking agencies have promulgated substantially similar regulations to implement this system of prompt corrective action.

     A bank, based upon its capital levels, that is classified as “well capitalized,” “adequately capitalized” or “undercapitalized” may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for a hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment. At each successive lower capital category, an insured bank is subject to more restrictions. The federal banking agencies, however, may not treat an institution as “critically undercapitalized” unless its capital ratios actually warrant such treatment.

     Deposit Insurance Assessments. The FDIC has implemented a risk-based assessment system in which the deposit insurance premium relates to the probability that the deposit insurance fund will incur a loss. The FDIC sets semi-annual assessments in an amount necessary to maintain or increase the reserve ratio of the insurance fund to at least 1.25% of insured deposits or a higher percentage as determined to be justified by the FDIC.

     Under the risk-based assessment system adopted by the FDIC, banks are categorized into one of three capital categories (“well capitalized,” “adequately capitalized,” and “undercapitalized”). Assignment of a bank into a particular capital category is based on supervisory evaluations by its primary federal regulator. After being assigned to a particular capital category, a bank is classified into one of three supervisory categories. The three supervisory categories are:

•	Group A — financially sound with only a few minor weaknesses;

•	Group B — demonstrates weaknesses that could result in significant deterioration; and

•	Group C — poses a substantial probability of loss.

     The capital ratios used by the FDIC to define “well-capitalized,” “adequately capitalized” and “undercapitalized” are the same as in the prompt corrective action regulations.

     Because of the FDIC’s favorable loss experience and a healthy reserve ratio in the Bank Insurance Fund, well-capitalized and well-managed banks have in recent years paid minimal premiums for FDIC Insurance. A number of factors suggest that as early as the first half of 2004, even well-capitalized and well-managed banks may be required to pay higher premiums for deposit insurance. The amount of any such premiums will depend on the outcome of legislative and regulatory initiatives as well as the Bank Insurance Fund loss experience and other factors, none of which we can predict.

     The current assessment rates are summarized below, expressed in terms of cents per $100 in insured deposits:

	Assessment Rates
	Supervisory Group
Capital Group	Group A	Group B	Group C
Well capitalized	0	3	17
Adequately capitalized	3	10	24
Undercapitalized	10	24	27

     Interstate Banking and Branching. Bank holding companies from any state may generally acquire banks and bank holding companies located in any other state, subject in some cases to nationwide and state-imposed deposit concentration limits and limits on the acquisition of recently established banks. Banks also have the ability, subject to specific restrictions, to acquire by acquisition or merger branches located outside their home state. The establishment of new interstate branches is also possible in those states with laws that expressly permit it. Interstate branches are subject to many of the laws of the states in which they are located.

     California law authorizes out-of-state banks to enter California by the acquisition of or merger with a California bank that has been in existence for at least five years, unless the California bank is in danger of failing or in certain other emergency situations, but limits interstate branching into California to branching by acquisition of an existing bank.

     Enforcement Powers. In addition to measures taken under the prompt corrective action provisions, insured banks may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses, or for violation of any law, rule, regulation, condition imposed in writing by the regulatory agency, or term of a written agreement with the regulatory agency. Enforcement actions may include:

•	the appointment of a conservator or receiver for the bank;

•	the issuance of a cease and desist order that can be judicially enforced;

•	the termination of the bank’s deposit insurance;

•	the imposition of civil monetary penalties;

•	the issuance of directives to increase capital;

•	the issuance of formal and informal agreements;

•	the issuance of removal and prohibition orders against officers, directors and other institution-affiliated parties; and

•	the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the deposit insurance fund or the bank would be harmed if such equitable relief was not granted.

     The DFI, as the primary regulator for state-chartered banks, also has a broad range of enforcement measures, from cease and desist powers and the imposition of monetary penalties to the ability to take possession of a bank, including causing its liquidation.

     FDIC Receiverships. The FDIC may be appointed conservator or receiver of any insured bank or savings association. In addition, the FDIC may appoint itself as sole conservator or receiver of any insured state bank or savings association for any, among others, of the following reasons:

•	insolvency;

•	substantial dissipation of assets or earnings due to any violation of law or regulation or any unsafe or unsound practice;

•	an unsafe or unsound condition to transact business, including substantially insufficient capital or otherwise;

•	any willful violation of a cease and desist order which has become final;

•	any concealment of books, papers, records or assets of the institution;

•	the likelihood that the institution will not be able to meet the demands of its depositors or pay its obligations in the normal course of business;

•	the incurrence or likely incurrence of losses by the institution that will deplete all or substantially all of its capital with no reasonable prospect for the replenishment of the capital without federal assistance; or

•	any violation of any law or regulation, or an unsafe or unsound practice or condition which is likely to cause insolvency or substantial dissipation of assets or earnings, or is likely to weaken the condition of the institution or otherwise seriously prejudice the interests of its depositors.

     As a receiver of any insured depository institution, the FDIC may liquidate such institution in an orderly manner and dispose of any matter concerning such institution as the FDIC determines is in the best interests of such institution, its depositors and the FDIC. Further, the FDIC shall, as the conservator or receiver, by operation of law, succeed to all rights, titles, powers and privileges of the insured institution, and of any shareholder, member, account holder, depositor, officer or director of such institution with respect to the institution and the assets of the institution; may take over the assets of and operate such institution with all the powers of the members or shareholders, directors and the officers of the institution and conduct all business of the institution; collect all obligations and money due to the institution and preserve and conserve the assets and property of the institution.

     Safety and Soundness Guidelines. The federal banking agencies have adopted guidelines to assist in identifying and addressing potential safety and soundness concerns before capital becomes impaired. These guidelines establish operational and managerial standards relating to:

•	internal controls, information systems and internal audit systems;

•	loan documentation;

•	credit underwriting;

•	asset growth; and

•	compensation, fees and benefits.

     Additionally, the federal banking agencies have adopted safety and soundness guidelines for asset quality and for evaluating and monitoring earnings to ensure that earnings are sufficient for the maintenance of adequate capital and reserves. If an institution fails to comply with a safety and soundness standard, the appropriate federal banking agency may require the institution to submit a compliance plan. Failure to submit a compliance plan or to implement an accepted plan may result in enforcement action.

     The federal banking agencies have issued regulations prescribing uniform guidelines for real estate lending. The regulations require insured depository institutions to adopt written policies establishing standards, consistent with such guidelines, for extensions of credit secured by real estate. The policies must address loan portfolio management, underwriting standards and loan to value limits that do not exceed the supervisory limits prescribed by the regulations.

      Risk Management and Exposure. The federal banking agencies have begun examining banks and bank holding companies with respect to their exposure to and management of different categories of risk, including: legal, operations, market, credit, interest rate, price, foreign exchange, transaction, compliance, strategic, credit, liquidity, and reputation risk. This examination approach causes bank regulators to focus on risk management procedures, rather than simply examining every asset and transaction. This approach supplements rather than replaces existing rating systems based on the evaluation of an institution’s capital, assets, management, earnings and liquidity.

     Money Laundering and Currency Controls. Various federal statutory and regulatory provisions are designed to enhance recordkeeping and reporting of currency and foreign transactions. Pursuant to the Bank Secrecy Act, financial institutions must report high levels of currency transactions or face the imposition of civil monetary penalties for reporting violations. The Money Laundering Control Act imposes sanctions, including revocation of federal deposit insurance, for institutions convicted of money laundering.

     The International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (“IMLAFATA”), a part of the USA Patriot Act, authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to banks and other financial institutions to enhance recordkeeping and reporting requirements for certain financial transactions that are of primary money laundering concern. Among its other provisions, IMLAFATA requires each financial institution to: (i) establish an anti-money laundering program; (ii) establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving individuals and certain foreign banks; and (iii) avoid establishing, maintaining, administering, or managing correspondent accounts in the Untied States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, IMLAFATA contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities. IMLAFATA mandates that federally-insured banks and other financial institutions establish customer identification programs designed to verify the identity of persons opening new accounts, to maintain the records used for verification, and to determine whether the person appears on any list of known or suspected terrorists or terrorist organizations.

      Consumer Protection Laws and Regulations. The bank regulatory agencies are focusing greater attention on compliance with consumer protection laws and implementing regulations. These laws and implementing regulations impact overall bank operations as well as specific consumer-oriented products and services. Examination and enforcement have become more intense in nature, and insured institutions have been advised to carefully monitor compliance with various consumer protection laws and implementing regulations. Banks are subject to many federal consumer protection laws and regulations, including:

•	the Community Reinvestment Act, or the CRA;

•	the Truth in Lending Act, or the TILA;

•	the Fair Housing Act, or the FH Act;

•	the Equal Credit Opportunity Act, or the ECOA;

•	the Home Mortgage Disclosure Act, or the HMDA; and

•	the Real Estate Settlement Procedures Act, or the RESPA.

     The CRA is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. The CRA specifically directs the federal bank regulatory agencies, in examining insured depository institutions, to assess their record of helping to meet the credit needs of their entire community, including low- and moderate-income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution’s record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions, or holding company formations.

     The federal banking agencies have adopted regulations which measure a bank’s compliance with its CRA obligations on a performance-based evaluation system. This system bases CRA ratings on an institution’s actual lending service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. The ratings range from “outstanding” to a low of “substantial noncompliance.”

     The ECOA prohibits discrimination in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act. In March 1994, the Federal Interagency Task Force on Fair Lending issued a policy statement on discrimination in lending. The policy statement describes the three methods that federal agencies will use to prove discrimination:

•	overt evidence of discrimination;

•	evidence of disparate treatment; and

•	evidence of disparate impact.

     This means that if a creditor’s actions have had the effect of discriminating, the creditor may be held liable — even when there is no intent to discriminate.

     The FH Act regulates many practices, including making it unlawful for any lender to discriminate against any person in its housing-related lending activities because of race, color, religion, national origin, sex, handicap, or familial status. The FH Act is broadly written and has been broadly interpreted by the courts. A number of lending practices have been found to be, or may be considered, illegal under the FH Act, including some that are not specifically mentioned in the FH Act itself. Among those practices that have been found to be, or may be considered, illegal under the FH Act are:

•	declining a loan for the purposes of racial discrimination;

•	making excessively low appraisals of property based on racial considerations;

•	pressuring, discouraging, or denying applications for credit on a prohibited basis;

•	using excessively burdensome qualifications standards for the purpose or with the effect of denying housing to minority applicants;

•	imposing on minority loan applicants more onerous interest rates or other terms, conditions or requirements; and

•	racial steering, or deliberately guiding potential purchasers to or away from certain areas because of race.

     The TILA is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As a result of the TILA, all creditors must use the same credit terminology and expressions of rates, the annual percentage rate, the finance charge, the amount financed, the total payments and the payment schedule.

     HMDA grew out of public concern over credit shortages in certain urban neighborhoods. One purpose of HMDA is to provide public information that will help show whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. HMDA also includes a “fair lending” aspect that requires the collection and disclosure of data about applicant and borrower characteristics as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes. HMDA requires institutions to report data regarding applications for one-to-four family real estate loans, home improvement loans, and multifamily loans, as well as information concerning originations and purchases of those types of loans. Federal bank regulators rely, in part, upon data provided under HMDA to determine whether depository institutions engage in discriminatory lending practices.

     RESPA requires lenders to provide borrowers with disclosures regarding the nature and costs of real estate settlements. Also, RESPA prohibits certain abusive practices, such as kickbacks, and places limitations on the amount of escrow accounts.

     The GLB Act requires disclosure of our privacy policy at the time a customer relationship is established and annually thereafter. Under the provisions of the GLB Act, we must put systems in place to safeguard the non-public personal information of our customers.

     Violations of these various consumer protection laws and regulations can result in civil liability to the aggrieved party, regulatory enforcement including civil money penalties, and even punitive damages.

     Other Aspects of Banking Law. We are also subject to federal statutory and regulatory provisions covering, among other things, security procedures, insider and affiliated party transactions, management interlocks, electronic funds transfers, funds availability, and truth-in-savings. There are also a variety of federal statutes which regulate acquisitions of control and the formation of bank holding companies.

      Impact of Monetary Policies. Banking is a business that depends on rate differentials. In general, the difference between the interest rate paid by a bank on its deposits and its other borrowings and the interest rate earned by a bank on its loans, securities and other interest-earning assets comprises the major source of the bank’s earnings. These rates are highly sensitive to many factors which are beyond the bank’s control and, accordingly, the earnings and growth of the bank are subject to the influence of economic conditions generally, both domestic and foreign, including inflation, recession, and unemployment; and also to the influence of monetary and fiscal policies of the United States and its agencies, particularly the FRB. The FRB implements national monetary policy, such as seeking to curb inflation and combat recession, by:

•	its open-market dealings in United States government securities;

•	adjusting the required level of reserves for financial institutions subject to reserve requirements;

•	placing limitations upon savings and time deposit interest rates; and

•	adjustments to the discount rate applicable to borrowings by banks which are members of the Federal Reserve System.

     The actions of the FRB in these areas influence the growth of bank loans, investments, and deposits and also affect market interest rates. Since January 2001 the FRB has decreased interest rates numerous times, reducing the overnight “Federal Funds” rate from 6.50% to as low as 1.00%, the lowest level in over four decades. Since June 2004, the FRB has reversed direction and increased rates eight times to 3.00%. The nature and timing of any future changes in such policies and their impact on us cannot be predicted; however, depending on the degree to which our interest-earning assets and interest-bearing liabilities are rate sensitive, increases in rates would have a temporary effect of increasing our net interest margin, while decreases in interest rates would have the opposite effect. In addition, adverse economic conditions, including a downturn in the local or regional economy and rising energy prices, could make a higher provision for loan losses a prudent course and could cause higher loan charge-offs, thus adversely affecting our net income or other operating costs.

     Conclusion. As a result of the recent federal and California legislation, including the GLB Act, there has been a competitive impact on commercial banking. There has been a lessening of the historical distinction between the services offered by banks, savings associations, credit unions, securities dealers, insurance companies, and other financial institutions. Banks have also experienced increased competition for deposits and loans that may result in increases in their cost of funds, and banks have experienced increased overall costs. Further, the federal banking agencies have increased enforcement authority over banks and their directors and officers.

     Future legislation is also likely to impact our business. However, our management cannot predict what legislation might be enacted or what regulations might be adopted or the effects thereof.

Trading in the Bank’s and the Holding Company’s Common Stock

      Trading History. There has been a limited trading market for the Bank’s Common Stock on the OTC “Bulletin Board” (trading symbol “DVLB”) and no assurance can be given that a more active public trading market for the Holding Company’s Common Stock will develop in the future. The Bank is aware of only 2 dealers that effected trades in the Bank’s Common Stock. The Bank’s Common Stock is not registered under the Securities Exchange Act of 1934 and, therefore, the Bank’s Common Stock is not currently eligible for listing on any exchange or on the Nasdaq National Market.

     There has been no market for the Bank’s Warrants and it is unlikely that an active trading market will develop as a result of the Holding Company formation.

     The information in the following table indicates the high and low sales prices and volume of trading for the Bank’s Common Stock for each quarterly period since January 1, 2002, and is based upon information provided by the OTC “Bulletin Board.” Because of the limited market for the Bank’s Common Stock, these prices may not be indicative of the fair market value of the Bank’s Common Stock. The information does not include transactions for which no public records are available. The trading prices in such transactions may be higher or lower than the prices reported below.

			Approximate
	Sales Prices		Number
Quarter Ended	High	Low	of Shares Traded
March 31, 2002	$10.75	$10.25	5,400
June 30, 2002	$11.25	$10.50	1,700
September 30, 2002	$12.75	$11.50	5,600
December 31, 2002	$13.20	$12.00	2,600

March 31, 2003	$13.50	$12.15	1,000
June 30, 2003	$14.50	$14.50	300
September 30, 2003	$15.00	$13.60	9,000
December 31, 2003	$14.62	$14.05	18,800

March 31, 2004	$16.00	$14.25	10,200
June 30, 2004	$18.50	$15.50	8,995
September 30, 2004	$17.50	$15.75	21,100
December 31, 2004	$16.75	$15.00	36,009
March 31, 2005	$17.50	$16.35	125,661

Period Ended April 28, 2005	$15.50	$15.50	2,000

     According to information provided by the OTC “Bulletin Board,” the most recent trade in the Bank’s Common Stock prior to the date of this Proxy Statement occurred on April 28, 2005 for 2,000 shares, at a sales price of $15.50 per share.

     As of the date of this Proxy Statement the Bank has approximately 278 shareholders of record; however, the Bank believes that there are an additional 75 shareholders who own their shares in “street name” through brokerage firms.

     It is anticipated that, upon consummation of the merger, the Holding Company’s Common Stock will be quoted on the OTC Bulletin Board.

     Dividends. To date, the Bank has not paid any cash dividends and, currently, the Bank cannot legally pay cash dividends. Payment of stock or cash dividends in the future will depend upon the Bank’s earnings and financial condition and other factors deemed relevant by the Bank’s board of directors. It is the Bank’s current intention to follow a strategic plan of retaining earnings to increase capital and provide additional basis for growth. Accordingly, no assurance can be given that any cash dividends will be declared in the foreseeable future. In the event the merger is approved, it is anticipated that management of the Holding Company will follow the same policy.

Pro Forma Financial Information

     The following table sets forth the actual capitalization of the Bank, DB Merger Company and the Holding Company at December 31, 2004, and the pro forma capitalization of the Holding Company, on a consolidated basis, to reflect the consummation of the merger:

		DB Merger	Discovery	Pro Forma Discovery
		Company[1]	Bancorp[2]	Bancorp, consolidated
	Discovery Bank	(unaudited)	(unaudited)	(unaudited)
Shareholders’ Equity:
Common Stock	$10,754,630	$500	$2,000	$10,754,630
Accumulated deficit	(390,167)	$0	$0	(390,167)
Unrealized Gain (Loss) on Securities	(10,034)	$0	$0	(10,034)

Total	$10,354,429	$500	$2,000	$10,354,42934

Common Stock Data:
Authorized	10,000,000	10,000,000	10,000,000	10,000,000
Outstanding	1,037,298	100	200	1,037,298
Preferred Stock Data:
Authorized	10,000,000	10,000,000	10,000,000	10,000,000
Outstanding	0	0	0	0

[1]	Funds to capitalize DB Merger Company were obtained by issuing 100 shares to the Holding Company for $500. At the time of the merger the shares will be cancelled.

[2]	Funds to capitalize the Holding Company were obtained by issuing 200 shares to Mr. John R. Plavan, the Bank’s Chairman of the Board, for $2,000. At the time of the merger and pursuant to a written agreement, these shares will be repurchased for $2,000 and cancelled by the Holding Company.

Vote Required

     The merger requires the approval by a majority of the outstanding shares of the Bank’s Common Stock.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE OF “FOR” ON THIS PROPOSAL.

CELTIC CAPITAL CORPORATION

Introduction

     The Holding Company, through its wholly-owned subsidiary, Celtic Merger Corp, intends to acquire certain assets and assume certain liabilities of Celtic, a commercial finance lender, which has operated for more than 22 years from its headquarters in Santa Monica, California. Simultaneously, Celtic Merger Corp will obtain a commercial finance lender’s license, change its name to “Celtic Capital Corporation,” and engage in the business previously conducted by Celtic.

Background and Description of Celtic Transaction

     In late 2003, an executive of the Bank, who was known for a number of years to Celtic, undertook general discussions with the principal owners, Bron Hafner and Mark Hafner, concerning the mutual benefits of some form of business alliance. Those informal discussions continued intermittently until April 2004, at which time the Board of Directors of the Bank directed that assistance be obtained to attempt to formulate a business arrangement with Celtic. The services were engaged of a consultant familiar with the field of commercial finance, and negotiations for the acquisition of Celtic began.

     It was determined that there were few commercial finance companies operating in Southern California possessing the size and business characteristics that would be compatible with the Bank and its financial capability, and none available that could be considered reasonable alternatives to Celtic. Celtic was operating under heavy leverage, in a cash-short and undercapitalized condition, the carry-over from a loan fraud loss in 2001. The owners had determined that the best strategic course of action would be to align with another company that could provide the needed capital, and thereby place the business in a better position to go forward.

     Under the terms of the Asset Purchase Agreement, dated January 27, 2005 (the “Purchase Agreement”) by and among the Holding Company, Celtic Merger Corp, certain of Celtic’s principals and Celtic, Celtic will be paid the net book value of its furniture, fixtures and equipment plus the aggregate outstanding principal balance of, and accrued but unpaid interest owing on, the loans and outstanding balances on lines of credit that Celtic has extended to its customers, minus the outstanding balance of Celtic’s debt to Wells Fargo Bank which was used to fund Celtic’s loan business. Celtic’s other assets will not be purchased and Celtic’s other liabilities will not be assumed. At December 31, 2004, the net payment to Celtic would have been $3,582,873 (the “Net Payment Amount”).

     In addition to the Net Payment Amount, Celtic will receive a premium of $900,000 in cash and $800,000 worth of the Holding Company’s common stock valued at the per share price established in connection with a public offering to commence immediately after the holding company reorganization (the “2005 Public Offering”). The Holding Company intends to offer approximately $12 million of its common stock to the public in connection with the 2005 Public Offering, of which approximately $6.7 million of the anticipated proceeds from the offering will be used to fund the acquisition of Celtic’s assets and partially reduce Celtic’s debt. No assurances can be given, however, that the Holding Company will be able to raise the amount of capital necessary to fund the Celtic transaction from the 2005 Public Offering. The Purchase Agreement provides that some or all of the shares being issued to Celtic may be forfeited by Celtic in the event that after the acquisition of Celtic, losses are sustained with respect to specific loans that the Holding Company designates as potential problem loans immediately prior to the consummation of the asset purchase.

     Comparison of the premium against recent sales of similar companies was not readily available, due to the small number of similar-sized companies operating in Southern California, and the scarcity of sales among those companies. The best comparisons available, a 1996 sale, produced a premium of about 19% of loans purchased, and a 2004 sale produced a premium of approximately 25%. The premium on the proposed transaction represented about 7% of the estimated loans being purchased. Analyses were made, under various financial scenarios, of the profitability potential of the Celtic loan portfolio, and the Board determined that the business being purchased could be operated at acceptable profit rates. The Board of Directors then contacted an investment banking company, determined that the premium was fair, and obtained an oral fairness opinion and that firm's commitment to issue a fairness opinion letter concerning the price, at the closing. Due diligence work on Celtic and its loan portfolio was conducted by members of the Bank’s senior management, aided by the firm of Buccola and Associates, Financial Institutions Consultants, and concluded mid-September 2004 with a positive report.

     The Purchase Agreement contains standard representations and warranties and places various restrictions on the conduct of Celtic’s business from the date of the Purchase Agreement to the completion of the asset purchase. In addition to other conditions, the Holding Company is obligated to complete the transaction only if it receives the necessary regulatory approvals, has sold not less than $6.0 million of common stock in the 2005 Public Offering and has arranged for appropriate debt financing for the on-going operation of the commercial finance business that it is acquiring.

     Because the Holding Company is relying on the expertise of Celtic’s management in the on-going operation of the commercial financial business, the asset purchase transaction is also conditioned upon entering into employment contracts with two of Celtic’s principals and a consulting agreement with another of Celtic’s principals, together with non-compete agreements. The Employment Agreement with Mark Hafner, who will become the President and Chief Executive Officer of the finance company subsidiary upon the closing of the acquisition, has a term of three years, provides for a base salary of $200,000 annually and a formula bonus equal to five percent (5%) of the finance company subsidiary’s pre-taxed net income provided that the subsidiary has attained an after-tax return on average equity of not less than fifteen percent (15%). The contract also provides for a stock grant to Mark Hafner of 2,000 shares of Bancorp’s common stock, at the time of the closing of the transaction. The contract also provides for an automobile allowance of $833 per month, reimbursement of business related expenses, standard and customary medical, dental and life insurance benefits and participation in other employee benefit programs generally available to senior officers or employees. The agreement provides for severance compensation equal to six months’ then current salary in the event Mark Hafner’s employment is terminated without cause or in the event of a merger or a material change of control. The agreement also provides that for three years from the closing of the acquisition, Mark Hafner will not solicit customers or employees of the finance company subsidiary to become customers or employees of another firm. If his employment is terminated other than for cause or by his own voluntary resignation, then for the remainder of the three year period, he may not, directly or indirectly, own or control a commercial finance business in certain counties in southern California; however, he may accept simple employment with a commercial finance company. If his employment is terminated for cause or by way of voluntary resignation, then he may not own or control nor may he accept employment with a commercial finance company within the designated counties in southern California.

     The Employment Agreement with Alex Falo, who will become the Vice President and Loan Manager of the finance company subsidiary upon the closing of the acquisition, has a term of three years, provides for a base salary of $130,000 annually and for participation in an employee bonus pool which will be funded in an amount equal to 5% of the finance company subsidiary’s pre-taxed net income provided that the subsidiary has obtained an after-tax return on average equity of not less than 15%. The amount of the bonus to be awarded from this pool shall be determined by the President and Chief Executive Officer of the subsidiary. The agreement provides for severance compensation equal to six months’ then current salary in the event Mr. Falo’s employment is terminated without cause or in the event of a merger or a material change of control. The agreement also provides that for three years from the closing of the acquisition, Mr. Falo will not solicit customers or employees of the finance companies subsidiary to become customers or employees of another firm.

     The Consulting Agreement with Bron Hafner, who will be a consultant to the finance company subsidiary upon the closing of the acquisition, has a term of three years, provides for a monthly consulting fee of $5,000 per month and the reimbursement of certain business expenses. The Agreement provides for severance compensation equal to six months’ consulting fee in the event the Agreement is terminated without cause or in the event of a merger or a material change in control. The Agreement provides that for a period of three years from the closing of the acquisition, Bron Hafner will not solicit customers or employees of the finance company subsidiary to be customers or employees of another firm, nor will he, directly or indirectly, own or control a commercial finance business in California or Arizona; provided however that he may make certain investments in commercial finance transactions and may make extensions of credit for his own account provided that such loans have first been offered to the finance company subsidiary and it has declined to extend the credit.

     Under the terms of the Purchase Agreement, in the event that shareholder approval of the proposed holding company reorganization is not obtained, the Holding Company may be liable to Celtic for out-of-pocket costs and expenses incurred by Celtic in connection with the transaction contemplated therein.

Business of Celtic

     Celtic Capital Corporation, the business whose principal assets are being acquired, is a commercial finance company operating in the markets of Southern and Northern California and in Arizona. Celtic focuses on the small business market, making loans with a general maximum amount of $3 million. It has, from time to time, out-participated a portion of its larger loans to mitigate its risk.

     Celtic’s main office is located at 2951 28th Street, Santa Monica, California 90405. Celtic leases approximately 4,381 square feet at an annual cost of approximately $123,600 in 2004, with annual cost-of-living increases of about 3%. The lease expires in August 2009.

     Celtic’s Arizona office is located at 15849 N. 71st Street, Scottsdale, Arizona 85254. Celtic rents a small executive suite at an annual cost of approximately $17,436, with the lease expiring in June 2005.

     As a commercial finance business, Celtic focuses on loans to companies that do not qualify for bank credit and makes loans against the liquidation value of collateral offered by the borrowing entity. Such loans are often referred to as “asset-based loans.” The Bank, as is typical of many independent banks, also conducts an asset-based loan program catering to borrowers who qualify for bank credit. In the normal course of offering Bank lending services, the Bank’s marketing officers encounter lending opportunities which cannot be serviced through the Bank’s lending program, but which fit the profile of the commercial finance lender. Likewise, commercial finance lenders encounter opportunities better serviced by banks. Cross-marketing opportunities are believed to be substantial, which could serve to enhance the overall effectiveness of both businesses.

     Additionally, there are potential savings that may be achievable under the holding company umbrella, from the improved power for purchasing services through elimination of duplication in utilization of common operating systems. We intend to pursue all such opportunities.

     We believe the premium of approximately $1.7 million being paid for the business being acquired from Celtic Capital Corporation is a fair value for the assets, the management and employees whose skills will be needed to service those assets, and the position in the marketplace evidenced by the Celtic name and constituted by its book of business. It is intended that Celtic’s management focus, following the closing of the transaction, will be initially on achieving an acceptable level of profitability, and subsequently on growth and development of the business. We believe substantial opportunity for growth exists.

     The business of Celtic has, in the past, been conducted solely for the benefit of its family owners, and hampered by lack of capital upon which to build. We plan to capitalize the acquired commercial finance business through infusion of approximately $6.5 million of new capital to the subsidiary which will house the acquired business, and believe that the resultant improved financial structure will permit overall funding at lower costs than was available to the family-owned business. The managers who had been, and will continue to manage Celtic’s business, are well experienced in operating a commercial finance company. Further, an executive of the Bank, as well as the financial consultant to the Bank who will remain involved, also are experienced in operating a commercial finance company in a profitable manner. Management believes that with the above-mentioned estimated funding of the commercial finance company at lower costs than available to the family-owned business, plus anticipated further reductions in certain operating expenses, together with the additional experience of the principals noted above, as well as acquiring a business that augments the business of the Bank, that we will have enhanced the capacity to manage Celtic’s business in a profitable manner. We believe, therefore, and our financial forecasts would indicate, that with the improved financial structure, in addition to acquiring a commercial finance business that augments the business of the Bank, we will have acquired a business which can be operated in such a fashion as to earn an attractive rate of return to the shareholders of the Holding Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Celtic

      Introduction . The following discussion is designed to provide a better understanding of significant trends related to Celtic’s financial condition, results of operations, liquidity, capital resources and interest rate sensitivity.

It is derived from Celtic’s audited combined financial statements for the years ended December 31, 2004 and 2003, and the notes thereto included elsewhere herein. Note that the audited combined financial statements included herein are the consolidated financials of Celtic Capital Corporation and Columbia Capital Corporation. This discussion relates to Celtic on a stand-alone basis. The Combining Balance Sheets and Combining Statements of Operations can be found within the Supplementary Combining Information attached at the end of the combined financial statements. These schedules break out the balances and operations relating to each entity.

     Celtic’s profitability has been greatly impacted over the past few years by the dependence and high cost of the subordinated debt that makes up Celtic’s entire capital base. Having an appropriately structured capital base, as is being proposed with the acquisition, is critical to an asset-based lending operation. Additionally, Celtic’s future results of operations could materially differ from those suggested by the forward-looking statements contained in this Proxy Statement, depending upon:

•	competition within the finance industry;

•	changes in the interest rate environment;

•	general economic conditions, nationally, regionally and in our market areas, including declines in real estate values;

•	the effects of terrorism, including the events of September 11, 2001 and thereafter, and the conduct of the war on terrorism by the United States and its allies;

•	the regulatory environment;

•	business conditions and inflation;

•	technology;

•	regulatory compliance issues;

•	planned asset growth;

•	unanticipated loan losses;

•	unanticipated increases in operating expenses; and

•	the ability to generate fee and other non-interest income.

     Moreover, inasmuch as the Company is not purchasing all of Celtic’s assets nor assuming all of Celtic’s liabilities, and we will operate our wholly-owned subsidiary, Celtic Merger Corp., with a different salary base and cost of funds, this discussion does not necessarily reflect the results of operations and financial condition for Celtic Merger Corp. after consummation of the acquisition.

      Critical Accounting Policies . Celtic’s combined financial statements, and the notes thereto, have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the financial statements requires Celtic to make a number of estimates and assumptions that affect the reported amounts and disclosures. On an ongoing basis, Celtic evaluates its estimates and assumptions based upon historical experience and various other factors and circumstances. Celtic believes that its estimates and assumptions are reasonable; however, actual results may differ significantly from these estimates and assumptions which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and on the results of operations for the reporting periods.

     Celtic has identified its policy for allowance for loan losses, which involves the most significant estimates and assumptions which have a material impact on the carrying value of its assets, as its critical accounting policy. Celtic maintains an allowance for loan losses at an amount which Celtic believes is sufficient to provide adequate protection against losses in the loan portfolio. Celtic’s periodic evaluation of the adequacy of the allowance is based on such factors as past loan loss experience, known and inherent risks in the portfolio, adverse situations that have occurred but are not yet known that may affect the borrowers’ ability to repay, the estimated value of underlying collateral, and economic conditions. As Celtic utilizes information currently available to evaluate the allowance for loan losses, the allowance for loan losses is subjective and may be adjusted in the future depending on changes in economic conditions or other factors.

     During the time Celtic holds collateral, Celtic is subject to credit risks, including risks of borrower defaults, bankruptcies and special hazard losses that are not covered by standard hazard insurance (such as those occurring from earthquakes or floods). Although Celtic has established an allowance for loan losses that it considers adequate, there can be no assurance that the established allowance for loan losses will be sufficient to offset losses on loans in the future.

     General. Celtic earned $83,000 for the year ended December 31, 2004 compared to a $16,000 for the year ended December 31, 2003. At the beginning of 2004, Celtic launched a new marketing campaign whereby Celtic went to 100% web-based marketing. The result of this was a decrease in marketing costs by approximately $50,000. Additionally, during the third quarter of 2004, Celtic eliminated an internal marketing position, saving $130,000 annually.

     Effective October 1, 2004, Celtic negotiated better lease terms with its Santa Monica lessor, resulting in a monthly decrease in lease expense of $4,700, and an extension of the lease until August 31, 2009. The rental rate increases 3% annually, effective September 1st of each year. The space, which Celtic has occupied since July of 1990, is sufficient in size to handle Celtic’s anticipated growth over the next few years.

     Total assets increased $6,368,000 or 35.14%, to $24,490,000 at December 31, 2004, from $18,122,000 at December 31, 2003. Loans, net, increased 33.85% to $22,791,000 at December 31, 2004, from $17,027,000 at December 31, 2003. The increases in total assets and loans were primarily funded by a $7,421,000 increase in notes payable to banks to $19,918,000 at December 31, 2004, from $12,497,000 at December 31, 2003.

     Shareholders’ equity was ($775,870) at December 31, 2004, compared to ($878,880) at December 31, 2003. The increase reflects profits during 2004.

     The following sections present various tables reflecting Celtic’s financial condition and results of operations. Average balances reflect daily averages.

     Distribution of Assets, Liabilities and Shareholders’ Equity (Deficit). Celtic’s earnings depends largely upon the difference between the income Celtic receives from loans and the interest paid on borrowings. This difference is net interest income. Net interest margin is net interest income expressed as a percentage of average total interest-earning assets. Net interest spread is the difference between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities.

     The following tables provide information, for the periods indicated, on the average amounts outstanding for interest-earning assets and interest-bearing liabilities, the amount of interest earned or paid, the yields and rates on interest-earning assets and interest-bearing liabilities, and net interest margins and net interest spreads:

	Year Ended December 31,
	2004			2003
		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned
	Balance	Expense	Paid	Balance	Expense	/ Paid[1]
	(dollars in thousands)
Assets
Loans, net of unearned[1]	$20,790	$4,223	20.31%	$18,895	$4,530	23.97%

Total Interest-Earning Assets	20,790	4,223	20.31%	18,895	4,530	23.97%
Noninterest-earning assets	1,043			1,391

Total Assets	$21,833			$20,286

Liabilities
Notes payable, bank	$17,719	1,024	5.78%	$13,505	704	5.21%
Subordinated notes payable	4,247	415	9.77%	6,454	665	10.30%

Total Interest-Bearing Liabilities	21,966	1,439	6.55%	19,959	1,369	6.86%

Other liabilities	787			1,178

Total Liabilities	22,753			21,137
Shareholders’ Equity	-920			-851

Total Liabilities and Shareholders’ Equity	$21,833			$20,286

Net interest margin[1]		$2,784	13.39%		$3,161	16.73%

Net interest spread[2]			13.76%			17.12%

     Years Ended December 31, 2004 and 2003. Average interest-earning assets increased to $20,790,000 during the year ended December 31, 2004, from $18,895,000 during the same period in 2003. The average yield on these assets decreased to 20.31% from 23.97%. Average interest-bearing liabilities, consisting primarily of notes payable to bank, increased to $21,966,000 during the year ended December 31, 2004, from $19,959,000 during the same period in 2003. The average rate paid on these liabilities decreased to 6.55% for the year ended December 31, 2004, from 6.86% for the same period in 2003. The overall decrease in cost of funds was the result of the decrease in subordinated notes payable from $6,454,000 to $4,247,000. Celtic relied on increased funding through notes payable to banks, at the lower cost of 5.78% versus 9.77%, to make up this difference and also to fund the internal growth realized during the year.

     Net interest income for the year ended December 31, 2004, was $2,784,000, which decreased $377,000, or 11.93%, over the same period in the prior year. Celtic’s net interest margin decreased 334 basis points to 13.39% for the year ended December 31, 2004, compared to 16.73% for the same period in 2003. The decrease in net interest margin was primarily the result of decreased yields on loans of 366 basis points while the rates paid on interest-bearing liabilities decreased to a lesser degree of 31 basis points.

     Years Ended December 31, 2003 and 2002. Average interest-earning assets increased to $18,895,000 for the year ended December 31, 2003, from $17,316,000 for the year ended December 31, 2002 and the average yield decreased from 25.74% in 2002 to 23.97% in 2003. Average interest-bearing liabilities increased to $19,959,000 for the year ended December 31, 2003, as compared to $19,467,000 for the year ended December 31, 2002 and the average rate paid on these funds decreased to 6.86% in 2003 from 7.34% in 2002.

     Net interest income for the year ended December 31, 2003 was $3,161,000, compared to $3,030,000 for the prior year. Net interest margin decreased 77 basis points to 16.73% for the year ended December 31, 2003, compared to 17.50% for the period ended December 31, 2002. This decrease in the net interest margin was primarily due to the decreased yield on interest-earning assets.

      Net Interest Income and Net Yield. Net interest income is affected by changes in the level and the mix of interest-earning assets and interest-bearing liabilities. The changes between periods in these assets and liabilities are

[1]	Average loans are net of unearned loan fees. Loan interest income includes loan fees of $298,058 in 2004 and $468,244 in 2003.

[2]	Net interest margin is the net yield on average total interest-earning assets.

[3]	Net interest spread is the absolute difference between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities.

referred to as volume changes. The impact on net interest income from changes in average volume is measured by multiplying the change in volume between the current period and the prior period by the prior period rate.

     Net interest income is also affected by changes in the yields earned on assets and rates paid on liabilities. These are referred to as rate changes and the impact on net interest income from these changes is measured by multiplying the change in rate between the current and prior period by the average volume of the prior period. Changes in rate-volume between periods, which is measured by the change in rate multiplied by the change in volume, are allocated on a pro rata basis between the volume and the rate changes. The following table reflects the rate and volume changes for the periods indicated:

	For the Year Ended December 31,			For the Year Ended December 31,
	2004 Compared to the Year Ended			2003 Compared to the Year Ended
	December 31, 2003			December 31, 2002
	Changes Due To		Total	Changes Due To		Total
	Volume	Rate	Change	Volume	Rate	Change
Interest-Earning Assets
Loans	$454	($761)	($307)	$407	($335)	$72

Total Interest Income	454	(761)	(307)	407	(335)	72

Interest-Bearing Liabilities
Notes payable, bank	$220	$100	$320	$97	($39)	$58
Subordinated notes payable	(227)	(23)	(250)	(127)	10	(117)

Total Interest Expense	(7)	77	70	(30)	(29)	(59)

Net Interest Income (Expense)	$461	($838)	($377)	$437	($306)	$131

     Loans.

     Loan Categories. The following table sets forth the components of total net loans outstanding in each category at the dates indicated:

	December 31,
	2004		2003
	Amount	Percent of Total	Amount	Percent of Total
		(dollars in thousands)
Loan Category
Account Receivable	$20,546	88.79%	$15,455	89.46%
Equipment	2,146	9.27%	1,460	8.45%
Inventory	449	1.94%	361	2.09%

Total Loans	23,141	100.00%	17,276	100.00%
Less deferred loan income (benefit)	45		(5)
Less Allowance	305		255

Loans, net of deferred income	$22,791		$17,026

     Celtic provides a variety of asset-based lending products to meet the needs of commercial borrowers in its service areas, such as loans secured by current assets, including accounts receivable, inventory, or fixed assets, such as equipment. These loans are used for working capital, equipment purchases, seasonal cash shortages, and a variety of other purposes, and are structured on either a revolving or term basis.

     Celtic’s loan growth is the result of increased lending in its market areas, together with improved client retention. During 2004, Celtic increased its average turn over from 30 months to 37 months, due mainly to the continued difficulties its borrowers were experiencing in the general economic condition of their businesses

     Asset-based loans are generally more dependent on the performance of the borrower’s collateral (i.e. collection of accounts receivable and sale of inventory) and management’s abilities rather than the borrower’s financial strength. The borrower’s cash flow and ability to service the debt from earnings, while important, is viewed as secondary to the value placed on the liquidation value of any pledged collateral. Asset-based loans are generally for shorter terms and are often subject to annual review and generally require more administrative and management attention than commercial bank loans.

     Celtic does not have any concentrations in its loan portfolio by industry or group of industries. Celtic has not made any loans to foreign entities.

     Loan Origination and Underwriting. Celtic originates commercial loans that are collateralized primarily by personal property. The principal factors considered in making lending decisions are the amount of the loan in comparison to the value of the collateral, the borrower’s financial condition and the borrower’s capacity to repay the loan. Celtic attempts to minimize lending risk by limiting the total amount loaned to any one borrower. Additionally, Celtic monitors and restricts its credit exposure in specific industries and geographic areas. Celtic conducts due diligence on each new borrower. If there is an equipment loan proposed, Celtic contacts an independent auctioneer to conduct a liquidation value appraisal. Upon completion of the due diligence process, Celtic’s loan committee reviews the due diligence, appraisal (if applicable) and public record search information to determine the feasibility/desirability of the transaction. The loan committee is responsible for final loan structuring and pricing, including the advance rate. Typically, advance rates depend on the collateral being financed. Accounts receivable advance rates range from 65% to 80%, equipment from 50% to 75%, and inventory from 10% 50%.

     Loan Maturities. The following table sets forth the maturity distribution of Celtic’s loans outstanding at December 31, 2004. At that date, Celtic had no loans with maturity greater than five years. At that date, all of Celtic’s loans had variable (floating) interest rates. Floating rates generally fluctuate with changes in the national prime rate or Celtic’s Reference Rate.

	Maturing
		One to Five
	Within One Year	Years	Total
	(dollars in thousands)
Accounts Receivable	$18,241	$2,305	$20,546
Equipment	2,052	94	2,146
Inventory	32	417	449

Total	$20,325	$2,816	$23,141

     Loan Commitments. Prior to funding a new transaction, Celtic does an extensive due diligence of the prospective borrower’s business to determine the credit worthiness of the prospect. During the due diligence a maximum line of credit is determined, based, in part, on the needs of the business. Celtic then lends the lesser of the maximum line of credit approved or the amount determined by its lending formula with the respective borrower (the borrowing base). Typically, Celtic will lend up to 80% of the eligible accounts receivable, 75% of the auction value appraisal on machinery and equipment, and up to 50% on eligible inventory. As the eligible collateral pool increases, Celtic’s loan increases, provided it does not exceed the maximum line of credit approved. Should a borrower need an increase to the maximum line of credit, a current audit as well as Celtic’s internal trend reports, are reviewed by Celtic’s loan committee for approval of an increase in the maximum line of credit. Unfunded loan commitments represent the difference in the amount the borrower has available (the lesser of the maximum line of credit and the borrowing base) and the borrower’s actual loan balance. Celtic had unfunded loan commitments, net of participations, totaling $4,813,000 and $4,350,000 at December 31, 2004 and December 31, 2003, respectively.

      Non-Performing Assets . It is Celtic’s policy to place loans on non-accrual status when principal or interest payments exhibit a reasonable doubt as to collectibility. Loans which are in the process of renewal in the normal course of business or are well secured and in the process of collection will continue to accrue interest if Celtic considers the risk of loss to be minimal.

     If concerns arise as to the viability of the borrower, the portfolio manager will recommend to senior management one or more of these alternatives:

•	Meet with the borrower to discuss concerns of Celtic’s management and to rapidly develop a turnaround plan;

•	Strengthen Celtic’s collateral to loan position such as by reducing the advance rate, lowering the overall line of credit, or building reserves; and

•	Asking the borrower to find an alternative lender to pay off Celtic’s loan.

     If any of the above occurs increased verifications will be required. If not already in place, the client is usually changed to a direct notification account, whereby Celtic notifies the borrower’s account debtors to pay Celtic directly for any invoices due to the borrower. Unless Celtic agrees to a turnaround plan, the borrower is usually given a 60 day written notice of Celtic’s intent to terminate the contract. During the 60-day period, Celtic will increase monitoring of the borrower. If the borrower commits a significant event of default (such as fraud), the funding ceases and Celtic will immediately begin liquidating its collateral.

     In cases where a bankruptcy is filed, Celtic will submit a motion for relief from the automatic stay and requests approval to liquidate its collateral. Any objections to this are usually easily overcome.

     In less severe situations, the borrower is able to find alternate financing and simply pay off Celtic’s loans in full.

     There were no non-accrual or impaired loans or loans that have or had a higher than normal risk of loss at December 31, 2004 or December 31, 2003. As of December 31, 2004, Celtic had no loans identified on its internal watch list for special attention by its management or board of directors.

      Allowance and Provision for Loan Losses . Celtic maintains an allowance for loan losses to provide for probable losses in the loan portfolio. Additions to the allowance are made by charges to operating expenses in the form of a provision for loan losses. All loans which are judged to be uncollectible are charged against the allowance while any recoveries are credited to the allowance. Celtic has reviewed the outstanding loans and has determined, based on client reported collateral, loan trend analysis and internal audits, that its allowance for loan losses of $305,000 is adequate. Celtic has developed its internal control procedures to mitigate and detect fraud at the customer level; however, Celtic is not able to fully assess the risk of fraud or the effect on Celtic should fraud occur. In March of 2001, Celtic uncovered a large fraud perpetrated by one of its borrowers. The fraud resulted in a bad debt write off in 2001 of $850,000, and a loss from operations of in excess of $1 million. This loss caused Celtic’s senior lender to request that Celtic find alternative financing. The change in senior lenders caused a significant increase in Celtic’s cost of funds which, in turn, led to decreased profitability. The loss also impacted Celtic’s ability to grow the portfolio, as the loss in capital reduced their borrowing capabilities by $4 to $5 million. Since this fraud was detected, Celtic has instituted a wide range of enhancements in its collateral monitoring, credit approval and loan review processes. The allowance for loan losses has not been adjusted to reflect a risk outside Celtic’s normal credit loss history Celtic has instituted loan policies, designed primarily for internal use, to evaluate and assess the analysis of risk factors associated with its loan portfolio and to enable it to assess such risk factors prior to granting new loans and to assess the sufficiency of the allowance. Celtic conducts a critical evaluation of the loan portfolio monthly. This evaluation includes an assessment of the following factors: the results of its internal loan review, any external loan review and any regulatory examination, loan loss experience, estimated potential loss exposure on each credit, concentrations of credit, value of collateral, any known impairment in the borrower’s ability to repay and present economic conditions.

     Each month Celtic also reviews the allowance and make additional transfers to the allowance as needed. At December 31, 2004, the allowance for loan losses was $305,000 as compared to $255,000 at December 31, 2003. The provision for loan losses charged to operating expense during the year ended December 31, 2004 was $38,035, compared to $177,500 for the prior year.

     At December 31, 2004, the allowance was 1.32% of the loans then outstanding. At December 31, 2003, the allowance for loan losses was $255,000, or 1.48% of loans outstanding. Although Celtic deemed these levels adequate, no assurance can be given that further economic difficulties or other circumstances which would adversely affect Celtic’s borrowers and their ability to repay outstanding loans will not occur which would be reflected in increased losses in Celtic’s loan portfolio, which losses could possibly exceed the amount then reserved for loan losses.

     The following table summarizes Celtic’s loan loss experience, transactions in the allowance for loan and lease losses and certain pertinent ratios for the periods indicated:

	December 31,
	2004	2003
	(dollars in thousands)
Outstanding loans:
End of the period	$23,096	$17,281

Average for the period	20,790	18,895

Allowance for loan losses:
Balance at beginning of period	$255	$328

Loans charged off	0	250
Recoveries	12	0
Provisions charged to operating expense	38	177

Balance at end of period	$305	$255

Ratios:
Net charge-offs (recoveries) to average loans
Allowance to loans at period end	1.32%	1.48%

     The table below sets forth the allocation of the allowance for loan losses by loan type as of the dates specified. The allocation of individual categories of loans includes amounts applicable to specifically identified as well as unidentified losses inherent in that segment of the loan portfolio and will necessarily change whenever Celtic determines that the risk characteristics of the loan portfolio have changed. Celtic believes that any breakdown or allocation of the allowance for loan losses into loan categories lends an appearance of exactness which does not exist, in that the allowance is utilized as a single unallocated allowance available for all loans. The allocation below should not be interpreted as an indication of the specific amounts of or loan categories in which future charge-offs may occur:

	At December 31,
	2004		2003
	(dollars in thousands)
		Percent of		Percent of
	Allowance	Loans in	Allowance	Loans in
	for Loan	Category to	for Loan	Category to
	Losses	Total Loans	Losses	Total Loans
Account Receivable	$272	89%	$228	89%
Equipment	27	9%	22	8%
Inventory	6	2%	5	2%

Total	$305	100%	$255	100%

      Costs and Expenses . Costs and expenses consist of salaries and related benefits, office and occupancy, other operating expenses and merger related expenses. The tables below set forth the components of non-interest expenses as of the periods indicated (000’s):

	Years Ended December 31,		Percentage
	2004	2003	Change
Salaries and benefits	$1,682	$1,662	1.20%
Office and occupancy	517	678	(23.75%)
Other operating	464	503	(7.75%)
Merger related expenses	0	122	(100.00%)

Total	$2,663	$2,965	(10.19%)

	Years Ended December 31,		Percentage
	2003	2002	Change
Salaries and benefits	$1,662	$1,713	(2.98%)
Office and occupancy	678	604	12.25%
Other operating	503	647	(22.26%)
Merger related expenses	122	0	n/a

Total	$2,965	$2,964	0.03%

     Celtic’s costs and expenses decreased by $302,000, or 10.19%, for the year ended December 31, 2004, compared to the year ended December 31, 2003. The largest expenses savings realized were in office and occupancy, which decreased from $678,000 to $517,000 and merger related expenses, which decreased from $122,000 to $0. Merger related expenses incurred in 2003 were a result of legal and accounting expenses in connection with a failed merger of Celtic with a company in New Jersey. Celtic was to be acquired by the New Jersey company which proved unable to raise the funds required and, as a result, the deal was not consummated. Office and occupancy expenses were reduced primarily due to a renegotiated lease for Celtic’s primary office space and reductions in most office expense categories due to the restructuring of the marketing department and the move to a 100% web-based marketing plan for 2004. This resulted in reduced printing, mailing and other miscellaneous categories

     Celtic’s non-interest expenses increased by $1,000, or 0.03%, when comparing expenses for the year ended December 31, 2003, to the year ended December 31, 2002. Office and occupancy expenses increased $74,000 in 2003 from the $604,000 incurred in 2002, an increase of 12.25%. Other operating expenses decreased $144,000 to $503,000 for 2003 or 22.26%. Merger related expenses were $122,000 in 2003, with no similar expenses incurred in 2002. Occupancy expense increased in 2003 as a result of a significant rent increase built into the office lease. This increase led to the renegotiation of the lease in early 2004, which did not take effect until October 2004. Other operating expenses decreased due to ongoing cost reductions implemented during 2003-2004

      Income Taxes . Celtic is a Sub-Chapter S corporation and is taxed at the shareholder level. The taxes paid by Celtic relate to state taxes.

      Capital Resources . Currently Celtic is under capitalized and the proposed transaction with Bancorp will provide the capital needed to continue operations.

      Liquidity and Liquidity Management . Liquidity and liquidity management for Celtic is essentially the management of liquid resources to fund loans and provide for the payment of expenses. Celtic maintains cash balances to cover immediately foreseeable operating needs, including funding loans. Funds in excess of these needs are used to decrease the operating lines of credit used to fund loans. Cash was $1,319,000 at December 31, 2004 and $713,000 at December 31, 2003. The increase from 2003 to 2004 was to due to normal month-end fluctuations in cash receipts and expenditures.

     Notes payable to banks represent Celtic’s primary source of funds to support its lending activities. These amounts are due upon demand. These notes are normally limited to 80% of the outstanding loans and the shortfall is funded through internal capital or other borrowings.

     Celtic’s capital structure has been primarily made up of subordinated notes payable. These notes are mainly held by family and friends of Celtic’s principals and either pay or accrue interest monthly. Subordinated notes represent a secondary source of liquidity. Subordinated notes payable at December 31, 2004, were $4,328,000, with a rate of 4% over the prime rate.

      Off Balance Sheet Arrangements . Unfunded loan commitments represent the difference in the amount the borrower has available (the lesser of the maximum line of credit and the borrowing base) and the borrower’s actual loan balance. Celtic had unfunded loan commitments, net of participations, totaling $4,813,000 and $4,350,000 at December 31, 2004 and December 31, 2003, respectively.

     Similarly, Celtic maintains excess availability with its senior lender, which is calculated the same as Celtic does with its borrowers. Celtic had unfunded availability with its senior lender totaling $639,000 and $2,245,000 at December 31, 2004, and December 31, 2003, respectively.

     Quantitative And Qualitative Disclosures About Market Risk . Celtic’s market risk arises primarily from credit risk, with interest rate risk as a secondary source. Risk management is an important part of Celtic’s operations and a key element of its overall financial results. Celtic monitors its business activities and applies various strategies to manage the risks to which it is exposed. Celtic’s primary strategy to mitigate interest rate risk is to board notes with variable rates based on prime. By doing so, when interest rates rise or fall, depending upon current economic conditions, Celtic anticipates the rates realized on notes increase or decrease by a similar degree to the increase or decrease realized from its funding sources, which are also based on prime.

      Credit Risk . Credit risk generally arises as a result of lending activities and may be present with investment activities. To manage the credit risk inherent in lending activities, Celtic relies on adherence to underwriting standards and loan policies as well as the establishment of an adequate allowance for loan losses. Celtic employs frequent monitoring procedures and takes prompt corrective action when necessary.

      Interest Rate Risk . Interest rate risk is the exposure of Celtic’s financial condition, both earnings and the market value of assets and liabilities, to adverse movements in interest rates. Interest rate risk results from differences in the maturity or timing of interest-earning assets and interest-bearing liabilities. Celtic manages this risk, as noted above, by utilizing variable rate funding sources based on prime to fund its variable rate loans, which are also based on prime.

Pro Forma Financial Information

     The following unaudited pro forma financial statements give effect to the holding company reorganization and the Celtic acquisition under the purchase accounting method in accordance with accounting principles generally accepted in the United States. The unaudited pro forma financial statements are derived from the audited financial statements of the Bank and Celtic, which are included in this Proxy Statement.

     The Holding Company expects to incur reorganization and restructuring expenses as a result of the holding company formation, the acquisition of Celtic and the 2005 Public Offering. The anticipated costs relating to the reorganization are reflected in the “Pro Forma Adjustments” columns, the anticipated costs relating to the Celtic acquisition are reflected in the “Celtic Capital” columns, and the anticipated costs of the 2005 Public Offering are reflected in the “Net 2005 Public Offering Proceeds” columns of the Pro Forma Balance Sheets that follow. It is also anticipated that the proposed transactions will provide the Holding Company with certain future financial benefits that include reduced net operating expenses and opportunities to earn more revenue. However, these anticipated cost savings and enhanced revenue opportunities are not reflected in the pro forma financial statements. Therefore, the pro forma financial statements, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, do not attempt to predict or suggest future results. The pro forma financial statements also do not attempt to show how the Holding Company would actually have performed had the Bank and Celtic been combined throughout the periods presented. The pro forma financial statements include all the adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of results of the historical periods.

     The following Pro Forma Balance Sheet presents financial data for the Holding Company after giving effect to the completion of:

•	the proposed holding company formation;

•	the raising of $7.5 million through a registered public offering of the Holding Company’s Common Stock (the minimum necessary to have sufficient funds to close the Celtic acquisition); and

•	the proposed acquisition of Celtic, including the issuance of an additional $833,500 worth of the Holding Company’s Common Stock:

	Pro Forma Balance Sheet
	December 31, 2004
		Net 2005 Public
	Discovery	Offering	Celtic			Pro Forma	Pro Forma
	Bancorp[1]	Proceeds[2]	Capital[3]			Adjustments[4]	Consolidated
ASSETS
Cash and cash equivalents	$6,583,876	$7,023,883		$(3,164,305)[5]		$(2,541,010)	$7,902,444
Investments	5,880,357			0			5,880,357
Loans	80,036,566			22,102,097	[6]		102,138,663
FMV adjustment to loans	0			(450,000)[7]			(450,000)

Net loans	80,036,566			21,652,097			101,688,663
Goodwill	0			2,183,500	[8]		2,183,500
Investments in subsidiaries	0			0			0
Other assets	6,767,056			79,896	[9]		6,846,952

Total Assets	$99,267,855	$7,023,883		$20,751,188		$(2,541,010)	$124,501,916

LIABILITIES
Total deposits	$79,679,058						$79,679,058
Borrowings	9,000,000			$19,917,688		$(2,236,010)	26,681,678
Accrued interest payable and other liabilities	234,368			0			234,368

Total Liabilities	88,913,426			19,917,688		(2,236,010)	106,595,104

STOCKHOLDERS’ EQUITY
Common stock	10,754,630	$7,023,883		833,500	[10]		18,612,013
Accumulated deficit	(390,167)			0		(305,000)	(695,167)
Accumulated other comprehensive income	(10,034)			0			(10,034)

Total Shareholders’ Equity	10,354,429	7,023,883	833,500				17,906,812

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$99,267,855	$7,023,883		$20,751,188		$(2,541,010)	$124,501,916

[1]	Represents Discovery Bank’s December 31, 2004 historic amounts.

[2]	Represents the minimum net proceeds from the 2005 Public Offering (net of estimated offering expenses, including commissions, of $511,783) necessary to close the Celtic acquisition. For purposes of this pro forma presentation it is assumed that 449,891 shares will be sold at $16.75 per share for aggregate proceeds of $7,535,666. No assurance can be given regarding the offering price per share or the net proceeds of the 2005 Public Offering.

[3]	Represents the assets and liabilities of Celtic that will be acquired through the proposed transaction.

[4]	Represents a projected reduction in the outstanding note payable to bank assumed from Celtic of $2,236,010, plus the payment of the Holding Company’s estimated organizational costs of $305,000 from the net proceeds of the 2005 Public Offering.

[5]	Represents the cash component of the estimated purchase price for Celtic ($3,582,873 for Celtic’s assets, net of liabilities) and the cash premium of $900,000 net of Celtic’s estimated cash on hand of $1,318,568.

[6]	The loan balance being purchased from Celtic is net of $45,000 in deferred loan fees and $733,406 in loans not being purchased.

[7]	Management’s analysis of the valuation of the loan portfolio shows inherent loan loss risk of $450,000 associated with the loans being purchased, making necessary a fair market valuation adjustment of $450,000. This adjustment will be made and offset to Goodwill. As the loans purchased pay off and the risk is thereby eliminated, the adjustment will be taken into income as an adjustment to yield. If any of the loans purchased default and there is an associated loss exceeding the valuation of assets liquidated, then that loss will be offset to the extent of their respective share of adjustment associated with that loan.

[8]	Goodwill represents the difference between the aggregate purchase price for Celtic and the estimated value of the assets being acquired net of the liabilities being assumed.

[9]	Consists of the net book value of Celtic’s furniture, fixtures and equipment.

[10]	Represents the stock consideration to be paid for the Celtic acquisition, plus the stock consideration to be provided to Mr. Mark Hafner at the closing of the Celtic acquisition pursuant to his employment agreement, at an estimated $16.75 per share. No assurance can be given regarding the valuation of the Holding Company’s Common Stock at the Celtic closing.

     The following Pro Forma Balance Sheet presents financial data for the Holding Company after giving effect to the completion of:

•	the proposed holding company formation;

•	the raising of $12.0 million through a registered public offering of the Holding Company’s Common Stock (the maximum proposed offering); and

•	the proposed acquisition of Celtic, including the issuance of an additional $833,500 worth of the Holding Company’s Common Stock:

	Pro Forma Balance Sheet
	December 31, 2004
		Net 2005 Public
	Discovery	Offering	Celtic		Pro Forma	Pro Forma
	Bancorp[1]	Proceeds[2]	Capital[3]		Adjustments[4]	Consolidated
ASSETS
Cash and cash equivalents	$6,583,876	$11,250,000	$(3,164,305)[5]		$(2,541,010)	$12,128,561
Investments	5,880,357		0			5,880,357
Loans	80,036,566		22,102,097	[6]		102,138,663
FMV adjustment to loans	0		(450,000)[7]			$(450,000)

Net loans	80,036,566		21,652,097			101,688,663
Goodwill	0		2,183,500	[8]		2,183,500
Investments in subsidiaries	0		0			0
Other assets	6,767,056		79,896	[9]		6,846,952

Total Assets	$99,267,855	$11,250,000	$20,751,188		$(2,541,010)	$128,728,033

LIABILITIES
Total deposits	$79,679,058					$79,679,058
Borrowings	9,000,000		$19,917,688		$(2,236,010)	26,681,678
Accrued interest payable and other liabilities	234,368		0			234,368

Total Liabilities	88,913,426		19,917,688		(2,236,010)	106,595,104

STOCKHOLDERS’ EQUITY
Common stock	10,754,630	11,250,000	833,500	[10]		22,838,130
Accumulated deficit	(390,167)		0		(305,000)	(695,167)
Accumulated other comprehensive income	(10,034)		0			(10,034)

Total Shareholders’ Equity	10,354,429	$11,250,000	833,500			22,132,929

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$99,267,855	$11,250,000	$20,751,188		$(2,541,010)	$128,728,033

[1]	Represents Discovery Bank’s December 31, 2004 historic amounts.

[2]	Represents the maximum net proceeds from the 2005 Public Offering (net of estimated offering expenses, including commissions, of $750,000) necessary to close the Celtic acquisition. For purposes of this pro forma presentation it is assumed that 449,891 shares will be sold at $16.75 per share for aggregate proceeds of $7,535,666. No assurance can be given regarding the offering price per share or the net proceeds of the 2005 Public Offering.

[3]	Represents the assets and liabilities of Celtic that will be acquired through the proposed transaction.

[4]	Represents a projected reduction in the outstanding note payable to bank assumed from Celtic of $2,236,010, plus the payment of the Holding Company’s estimated organizational costs of $305,000 from the net proceeds of the 2005 Public Offering.

[5]	Represents the cash component of the estimated purchase price for Celtic $(3,582,873 for Celtic’s assets, net of liabilities) and the cash premium of $900,000 net of Celtic’s estimated cash on hand of $1,318,568.

[6]	The loan balance being purchased from Celtic is net of $45,000 in deferred loan fees and $733,406 in loans not being purchased.

[7]	Management’s analysis of the valuation of the loan portfolio shows inherent loan loss risk of $450,000 associated with the loans being purchases, making necessary a fair market valuation adjustment of $450,000. This adjustment will be made and offset to Goodwill. As the loans purchased pay off and the risk is thereby eliminated, the adjustment will be taken into income as an adjustment to yield. If any of the loans purchased default and there is an associated loss exceeding the valuation of assets liquidated, then that loss will be offset to the extent of their respective share of adjustment associated with that loan.

[8]	Goodwill represents the difference between the aggregate purchase price for Celtic and the estimated value of the assets being acquired net of the liabilities being assumed.

[9]	Consists of the net book value of Celtic’s furniture, fixtures and equipment.

[10]	Represents the stock consideration to be paid for the Celtic acquisition, plus the stock consideration to be provided to Mr. Mark Hafner at the closing of the Celtic acquisition pursuant to his employment agreement, at an estimated $16.75 per share. No assurance can be given regarding the valuation of the Holding Company’s Common Stock at the Celtic closing.

     The following Pro Forma Statements of Operations give effect to the Celtic acquisition as if it had occurred at the beginning of each period. The Holding Company’s organizational costs of $305,000 are included in “Other Expenses.”

	Pro Forma Statements of Operations
	For the Year Ended December 31,
	2004			2003
	(dollars in thousands)
	Discovery			Discovery		Forma
	Bancorp	Celtic	Combined	Bancorp	Celtic	Combined
Interest income	$5,005	$4,223	$9,228	$3,292	$4,531	$7,823
Interest expense	1180	1439	2619	866	1369	2235

Net interest income	3,825	2,784	6,609	2,426	3,162	5,588
Provision for possible loan losses	238	38	276	289	178	467

Net interest income (loss) after provision for possible loan losses	3,587	2,746	6,333	2,137	2,984	5,121
Other income	152	0	152	457	0	457
Other expenses	3,454	2,663	6,117	2,608	2,965	5,573

Income (loss) before provision for income taxes	285	83	368	-14	19	5
Income taxes (credit)	-86	0	-86	-149	3	-146

Net income (loss)	$371	$83	$454	$135	$16	$151

PER SHARE DATA:[1]
Basic	$0.36		$0.30	$0.13		$0.10
Diluted	$0.33		$0.28	$0.13		$0.10
Book value	$9.98		$11.65	$9.35		$14.51
Weighted Average Shares Outstanding	1,037,298		1,536,951	1,037,298		1,518,726
Diluted Shares Outstanding	1,095,455		1,595,108	1,079,255		1,560,683
PER SHARE DATA:[2]
Basic	$0.36		$0.25	$0.13		$0.08
Diluted	$0.33		$0.24	$0.13		$0.08
Book value	$9.98		$12.27	$9.35		$12.21
Weighted Average Shares Outstanding	1,037,298		1,803,478	1,037,298		1,803,478
Diluted Shares Outstanding	1,095,455		1,861,635	1,079,255		1,861,635

[1]	This pro forma per share data assumes the 2005 Public Offering was conducted at the beginning of the period, that gross proceeds of $7.5 million (the minimum necessary to close the Celtic acquisition) represent the sale of 449,891 shares at $16.75 per share, that an additional 49,762 shares were issued in connection with the Celtic acquisition (47,762 shares to Celtic, equal to $800,000 at $16.75 per share, plus 2,000 shares to Mr. Mark Hafner pursuant to his employment agreement), and that no earnings were generated from the net proceeds of the offering. No assurance can be given regarding the offering price per share, the aggregate number of shares or the net proceeds from the 2005 Public Offering.

[2]	This pro forma per share data assumes the 2005 Public Offering was conducted at the beginning of the period, that gross proceeds of $12.0 million (the maximum offering) represent the sale of 716,418 shares at $16.75 per share, that an additional 49,762 shares were issued in connection with the Celtic acquisition (47,762 shares to Celtic, equal to $800,000 at $16.75 per share, plus 2,000 shares to Mr. Mark Hafner pursuant to his employment agreement), and that no earnings were generated from the net proceeds of the offering. No assurance can be given regarding the offering price per share, the aggregate number of shares or the net proceeds from the 2005 Public Offering.

COMPENSATION AND OTHER TRANSACTIONS
WITH MANAGEMENT AND OTHERS

Summary Compensation

     The following table sets forth a summary of annual and long-term compensation for services in all capacities to the Bank for the Bank’s President and Chief Executive Officer and the Bank’s three other executive officers for the years noted:

					Long-Term
		Annual Compensation			Compensation Awards
				Other Annual	Securities	All Other
Name and Title	Year	Salary	Bonus	Compensation(1)	Underlying Options	Compensation
James P. Kelley, II,	2004	$137,500	$12,750	$15,559	1,200	$0
President and Chief	2003	$125,000	$17,500	$12,889	8,500	$0
Executive Officer	2002	$125,000	$9,000	$10,984	0	$0
Joseph Carona,	2004	$110,000	$9,500	$20,699	1,000	$0
Executive Vice President and Chief	2003	$100,000	$11,500	$18,346	1,750	$0
Administrative Officer	2002	$100,000	$7,000	$15,124	0	$0
Stanley M. Cruse	2004	$98,000	$7,500	$14,659	5,500	$0
Executive Vice President and Chief Credit Officer
Lou Ellen Ficke,	2004	$99,000	$9,500	$17,065	1,000	$0
Executive Vice President and Chief Financial Officer	2003	$90,000	$11,500	$14,406	1,750	$0
	2002	$85,000	$5,000	$12,292	0	$0

Stock Options

     The Bank’s 2001 Stock Option Plan provided for the issuance of up to 250,000 shares of common stock. In connection with the holding company reorganization the Bank’s 2001 Stock Option Plan was replaced with Bancorp’s 2004 Stock Option Plan, which provides for the issuance of 500,000 shares of Bancorp’s common stock. As of December 31, 2004, no options were exercised and the Bank had options outstanding to purchase a total of 206,210 shares of Common Stock, at exercise prices ranging from $10.00 per share to $16.00 per share, leaving 43,790 shares available for future grants.

     The following table sets forth certain information regarding stock options granted during 2004 to Messrs. Kelley, Carona and Cruse, Ms. Ficke, all executive officers as a group, and all directors as a group:

					All Executive
					Officers as a	All Directors
	James P.	Joseph	Stanley M.	Lou Ellen	Group (4 in	as a Group (9
	Kelley, II	Carona	Cruse	Ficke	Number)	in Number)
Options granted during 2004:
Number of shares	1,200	1,000	5,500	1,000	8,700	23,084
Average exercise price per share	$16.00	$16.00	$14.41	$16.00	$14.99	$16.00

     The following table sets forth certain information regarding unexercised options held by Messrs. Kelley, Carona, and Cruse, and Ms. Ficke:

			Value of Unexercised
	Number of Unexercised		in-the-Money Options
	Options at December 31, 2004		at December 31, 2004(1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
James P. Kelley, II	20,787	20,725	$129,015	$103,113
Joseph Carona	5,121	5,582	$31,949	$24,933
Stanley M. Cruse	0	5,500	$—	$11,500
Lou Ellen Ficke	5,121	5,582	$31,949	$24,933

Employment Agreements

     The Bank entered into an employment agreement with Mr. Kelley effective January 1, 2005 which provides for a term of three years at an annual base salary of $153,996 per year, discretionary bonuses, an automobile allowance or use of a bank owned automobile, expense reimbursement, and standard and customary medical, dental and life insurance benefits. The agreement provides for severance compensation equal to six months’ salary for termination without cause.

     The Bank entered into an employment agreement with Mr. Carona effective January 1, 2005 which provides for a term of three years at an annual base salary of $117,204 per year, discretionary bonuses, an automobile allowance or use of a bank owned automobile, expense reimbursements, and standard and customary medical, dental and life insurance benefits. The agreement provides for severance compensation equal to six months’ salary for termination without cause.

     The Bank entered into an employment agreement with Ms. Ficke effective January 1, 2005 which provides for a term of three years at an annual base salary of $105,000 per year, discretionary bonuses, an automobile allowance or use of a bank owned automobile, and standard and customary medical, dental and life insurance benefits. The agreement provides for severance compensation equal to six months’ salary for termination without cause.

     The Bank has employed Mr. Stan Cruse as its Executive Vice President and Chief Credit Officer. Mr. Cruse’s employment commenced on February 1, 2004. The Bank entered into an employment agreement with Mr. Cruse which provides for a term of 3 years at an annual base salary of $104,000 per year, discretionary bonuses, an automobile allowance, and standard and customary medical, dental and life insurance benefits. The agreement provides for severance compensation equal to ninety (90) days’ then current base salary, then thirty (30) days’ then current base salary added for each additional 1 year of service not to exceed one hundred eighty (180) days for termination without cause.

     We have also entered into employment/compensation agreements with certain of the Bank’s other employees which provide for a base salary and commissions based upon achievement of set financial targets. These agreements, however, provide for employment on an “at-will” basis.

Employee 401(k) Plan

     In February 2002, the Bank adopted a 401(k) Profit Sharing and Retirement Plan (the “401(k) Plan”). All of the Bank’s employees who are at least eighteen years of age and complete 1,000 hours of service during a one-year period are eligible to participate. Pursuant to the 401(k) Plan, participating employees may voluntarily contribute a portion of their compensation to a trust. Benefits from the 401(k) Plan become available to the employee upon

(1)	Assuming a market value of $16.50 per share on December 31, 2004.

retirement, or in the event of disability. If employment is terminated prior to normal retirement, the employee receives contributions previously made.

     As of December 31, 2004, 13 employees were participating in the 401(k) Plan. The 401(k) Plan has been qualified by the Internal Revenue Service (“IRS”) pursuant to the Employee Retirement Income Security Act of 1974. During 2004 the Bank made matching contributions in the aggregate amount of $32,450.

Directors’ Compensation

     The Bank’s directors have not received and are not presently receiving any fees for their attendance at Board and Committee meetings or for their performance of other services in connection with the Bank’s initial organization or current operations. However, each non-employee director received 7,953 non-qualified stock options in 2001, except Mr. Cairns, who received 15,906 options, and Mr. Cobb, who received 4,500 options. In February 2003 we granted our directors, except Mr. Kelley, an aggregate of 20,934 additional non-qualified options at $12.25 per share. The individual grants ranged from 1,350 shares to 3,367 shares. In December 2004 we granted our directors, except Mr. Kelley, an aggregate of 21,884 additional non-qualified options at $16.00 per share. The individual grants ranged from 2,000 shares to 3,272 shares.

Compensation Committee Interlocks and Insider Participation

     The members of the Bank’s Compensation Committee (the “Committee”) are Directors Cairns, Kelley, Lenzner, Plavan (alternate), and Rubin, none of whom serve as an officer of the Bank except Mr. Kelley, who is the Bank’s President and Chief Executive Officer. None of the Bank’s executive officers served on the board of directors or compensation committee, or equivalent, of another entity, one of whose executive officers served on the Bank’s Committee or the Bank’s board of directors. Mr. Kelley does not participate in Committee deliberations and voting regarding his compensation.

Compensation Committee Report on Executive Compensation

     The Compensation Committee is responsible for reviewing and approving the Bank’s overall compensation and benefit programs, and for administering the compensation of the Bank’s executive and senior officers.

     The objectives of the Bank’s compensation programs are to attract, motivate and retain executive and senior officers by insuring that appropriate total compensation is paid for positions of equivalent responsibility when compared to a sample of peer banks.

     As a general rule, the Committee evaluates management and public relations skills as well as annual corporate goals, such as profitability, asset quality and growth in loans and deposits, in determining compensation levels. Approximately 50% of compensation is based on Bank performance and approximately 50% is based on individual criteria.

     In evaluating Mr. Kelley’s compensation the Committee, with Mr. Kelley absent, evaluates compensation surveys for peer banks covering salary and other compensation components for presidents and CEOs. Consistent with the Committee’s compensation philosophy, approximately 50% of Mr. Kelley’s compensation is based on an evaluation of his management and public relations skills. Approximately 50% of Mr. Kelley’s compensation is based on Bank performance, in particular, the following factors in the following order of priority: (1) improving shareholder value; (ii) profitability; (iii) asset quality; and (iv) growth in loans and deposits. The Committee also evaluates Mr. Kelley’s actions taken during the year to achieve the Bank’s longer term strategic goals.

     The Committee believes that the Bank’s compensation program and compensation levels are effective in attracting, motivating and retaining outstanding executive and senior officers and that they are consistent with the Bank’s immediate and long-term goals.

COMPENSATION COMMITTEE

Robert Cairns
James P. Kelley, II
Michael A. Lenzner
John R. Plavan
Stuart Rubin

Related Party Transactions

     There are no existing or proposed material transactions between the Bank and any of its directors, executive officers or beneficial owners of 5% or more of the Bank’s common stock, or the immediate family or associates of any of the foregoing persons, except as indicated below.

     Some of the Bank’s directors and executive officers and their immediate families, as well as the companies with which they are associated, are customers of, and have had banking transactions with, the Bank in the ordinary course of our business, and the Bank expects to have banking transactions with such persons in the future. In the Bank’s opinion, all loans and commitments to lend made in 2004 included in such transactions were made in compliance with applicable laws, on substantially the same terms, including interest rates and collateral, as those prevailing for comparable contemporaneous transactions with other persons of similar creditworthiness, and did not involve more than a normal risk of collectability or present other unfavorable features. As of December 31, 2004, the aggregate indebtedness of all of the Bank’s directors, officers and principal shareholders, and their associates, stood at approximately $4,010,000, constituting approximately 38.7% of the Bank’s shareholders’ equity at that date.

     The Bank’s Articles of Incorporation and Bylaws provide, among other things, for the indemnification of the Bank’s directors, officers and agents, and authorize the Bank to pay expenses incurred by, or to satisfy a judgment or fine rendered or levied against, such agents in connection with any personal legal liability incurred by that individual while acting for us within the scope of his or her employment. The provisions of the Bank’s Articles of Incorporation and Bylaws are subject to certain limitations imposed under California and federal law. For example, under California law, directors remain personally liable for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law or for any transaction from which the director derived an improper personal benefit. Under the federal Comprehensive Thrift and Bank Fraud Prosecution and Taxpayer Recovery Act of 1990, indemnification payments may be prohibited by the regulatory authorities if the Bank is insolvent, is in conservatorship or receivership, is in troubled condition, or has a CAMELS rating of 4 or 5, and if the regulatory authority believes that the party who is to receive the indemnification payment has violated banking laws or regulations, breached a fiduciary duty, or is otherwise responsible for substantial loss to the Bank. It is the Bank’s policy that our directors and executive officers shall be indemnified to the maximum extent permitted under applicable law and the Bank’s Articles of Incorporation and Bylaws. The Bank has purchased liability insurance covering all of its directors and officers; however, no assurance can be given that the proceeds of the policy would be adequate to protect the Bank in all circumstances.

PROPOSAL 2

APPROVAL OF 2004 STOCK OPTION PLAN

Introduction

     As described under “COMPENSATION AND OTHER TRANSACTIONS WITH MANAGEMENT AND OTHERS — Stock Options” herein, the Bank has adopted a stock option plan (the “2001 Plan”), pursuant to which stock options have been granted to various persons associated with the Bank. In contemplation of the merger, the Board of Directors of the Holding Company has adopted the Discovery Bancorp 2004 Stock Option Plan (the “Plan”), described below, pursuant to which: (i) stock options under the Holding Company’s Plan would be issued by the Holding Company to holders of unexercised, unexpired Bank stock options (“Bank Stock Options”) at the effective date of the merger in exchange for and in substantially the same amounts, prices and terms as the Bank Stock Options held at the effective date; and (ii) the Holding Company would be permitted to grant additional stock options, including non-qualified stock options, to eligible persons, as more fully described below.

     On October 20, 2004, the Board of Directors of the Holding Company adopted, subject to approval by the Bank’s shareholders as prospective shareholders of Discovery Bancorp, the Discovery Bancorp 2004 Stock Option Plan. The Plan is intended to replace the 2001 Plan effective upon consummation of the merger. The Plan provides for the grant of “incentive stock options” as permitted under Section 422 of the Internal Revenue Code of 1986 (the “Code”), as well as for the grant of non-qualified stock options. The Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     The Plan provides for the issuance of up to 500,000 shares of the Holding Company’s Common Stock to directors, officers, key employees and consultants of the Holding Company or any subsidiary, including the Bank, subject to adjustment in the event of certain changes in the capital structure of the Holding Company. As of May 2, 2005, no new grants of options had been made by the Holding Company under the Plan. It is anticipated that all outstanding Bank Stock Options will be exchanged for Holding Company stock options at the consummation of the merger.

     The Bank’s Board of Directors believes it is advisable for the shareholders to approve the adoption of the Plan in order to continue to have options available to encourage directors, officers, key employees and consultants to remain with the Holding Company and the Bank and to attract new, qualified officers, employees and directors in today’s competitive market.

Summary of the Plan

     The following description of the Plan is intended to highlight and summarize the principal terms of the Plan, and is qualified in its entirety by the text of the Plan, a copy of which is available for inspection at the Holding Company’s Main Office.

     Administration. The Plan will be administered by a Stock Option Committee (the “Committee”), consisting of three or more directors of the Holding Company, appointed from time to time by the Board of Directors, some of whom may also be executive officers and therefore may not be deemed to be “independent,” as that term is defined in the listing standards of the Nasdaq Stock Market, Inc. Nonetheless, regardless of whether the Committee is appointed, the Board of Directors may act as the Committee, and any action taken by the Board shall be deemed to be action taken by the Committee and each Committee member or director, as the case may be, will abstain from approving the grant of any options to himself. Options may be granted only to directors, officers and key employees of the Holding Company and any subsidiary, including the Bank. Subject to the express provisions of the Plan, the Committee is authorized to construe and interpret the Plan, and make all the determinations necessary or advisable for administration of the Plan.

     Eligible Participants. The Plan provides that all directors, officers, key employees and consultants of the Holding Company and any subsidiary of the Holding Company are eligible to receive grants of stock options. As of March 31, 2005 there were approximately 28 persons eligible to participate in the Plan. The Plan provides that if options are granted to officers or key employees who own, directly or indirectly, 10% or more of the Holding Company’s outstanding shares, and the options are intended to qualify as “incentive stock options,” then the minimum option price must be at least 110% of the stock’s fair market value on the date of grant, and the term of the option grant may not exceed five years. Subject to the foregoing limitations, the Committee is empowered to determine which eligible participants, if any, should receive options, the number of shares subject to each option, and the terms and provisions of the option agreements; provided, however, options granted to directors must vest in five equal annual installments and terminate five years from the date of grant and all other options must vest at the rate of at least 20% per year over five years. In addition, in the case of all eligible participants, the number of stock options outstanding to any particular participant shall at no time exceed ten percent (10%) of the total outstanding shares of the Holding Company’s common stock; and provided further that, in the case of outside directors, the total number of stock options granted to any such director, including all previously granted and then still outstanding stock options, shall not exceed the number of shares of the Holding Company’s common stock then held by such director.

     Shares Subject to the Plan. 500,000 shares are covered by the Plan, which constitutes approximately 41.1% of the shares which will be outstanding upon consummation of the merger. Options will be granted at no less than the fair market value of the Holding Company’s Common Stock as of the date of grant; provided, however, options to 10% shareholders must be at least 110% of fair market value.

     Incentive and Non-Qualified Stock Options. The Plan provides for the grant of both incentive stock options and non-qualified options. Incentive stock options are available only to persons who are employees of the Holding Company or any subsidiary, and are subject to limitations imposed by applicable sections of the Code, including a $100,000 limit on the aggregate fair market value (determined on the date the options are granted) of shares of the Holding Company’s Common Stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under the Plan and all other “incentive stock option” plans of the Holding Company and its subsidiaries. Any options granted under the Plan which do not meet the limitations for incentive stock options, or which are otherwise not deemed to be incentive stock options, shall be deemed “non-qualified.” Subject to the foregoing and other limitations set forth in the Plan, the exercise price, permissible time or times of exercise, and the remaining terms pertaining to any option are determined by the Committee; however, the per share exercise price under any option may not be less than 100% of the fair market value of the Holding Company’s Common Stock on the date of grant of the option.

     Terms and Conditions of Options. Subject to the limitations set forth in the Plan, options granted thereunder may be exercised in such increments, which need not be equal, and upon such contingencies as the Committee may determine. If an optionee does not exercise an increment of an option in any period during which such increment becomes exercisable, the unexercised increment may be exercised at any time prior to expiration of the option unless the respective stock option agreement provides otherwise.

     Subject to earlier termination as may be provided in any optionee’s stock option agreement, options granted under the Plan will expire not later than ten years from the date of grant. Under the terms of the Plan, the date of grant is deemed to be either: (i) the date fixed by the Committee to be the date of grant; or (ii) if no such date is fixed, the date on which the Committee made its final determination to grant a stock option.

     Options granted under the Plan may not be transferred otherwise than by will or by the laws of descent and distribution, and during his or her lifetime, only the optionee or, in the event of the disability of the optionee, his or her guardian or the conservator of his or her estate may exercise the option.

     Exercise of Options. Subject to the restrictions set forth in the Plan, an option may be exercised in accordance with the terms of the individual stock option agreement. Full payment by the optionee for all shares as to which the option is being exercised is due and payable at the time of exercise of the option. Payment must be in cash and/or, with the prior written approval of the Committee, in shares of Common Stock of the Holding Company.

     An option may be exercised with respect to whole shares only, although fractional share interests may be accumulated and exercised from time to time as whole shares during the term of the option. Options may only be exercised with respect to a minimum of ten whole shares, unless the option agreement requires that a larger number of shares be exercised at any one time and unless fewer than ten shares remain subject to the option at the time of exercise. Any shares subject to an option which expires or terminates without being exercised become available again for issuance under the Plan.

     Neither an eligible participant nor an optionee has any rights as a shareholder with respect to the shares of Common Stock covered by any option which may be or has been granted to such person, and which is thereafter exercised, until date of issuance of the stock certificate by the Holding Company to such person.

     Stock Option Agreement. Every grant of an option will be evidenced by a written stock option agreement executed by the Holding Company and the optionee. Subject to the terms and conditions of the Plan, the stock option agreement will contain the terms and provisions pertaining to each option so granted, such as exercise price, permissible date or dates of exercise, termination date, and such other terms and conditions as the Committee deems desirable and not inconsistent with the Plan.

     Termination of Employment or Affiliation. In the event an optionee ceases to be affiliated with the Holding Company or a subsidiary for any reason other than disability, death or termination for cause, the stock options granted to such optionee shall expire at the earlier of the expiration dates specified for the options, or ninety days after the optionee ceases to be so affiliated. During such period after cessation of affiliation, the optionee may exercise the option to the extent that it was exercisable as of the date of such termination, and thereafter the option expires in its entirety.

     If an optionee’s stock option agreement so provides, and if an optionee’s status as an eligible participant is terminated for cause, the option held by such person will expire thirty days after termination, although the Committee may, in its sole discretion, within thirty days of such termination, reinstate the option. If the option is reinstated, the optionee will be permitted to exercise the option only to the extent, for such time, and upon such terms and conditions as if the optionee’s status as an eligible participant had been terminated for a reason other than cause, disability or death, as described above.

     The Plan, and all stock options previously granted under the Plan, shall terminate upon the dissolution or liquidation of the Holding Company, upon a consolidation, reorganization, or merger as a result of which the Holding Company is not the surviving corporation, or upon a sale of all or substantially all of the assets of the Holding Company, unless provision is made by the surviving corporation to assume the stock options in connection with the transaction.

     Amendment and Termination of the Plan. The Board of Directors of the Holding Company may at any time suspend, amend or terminate the Plan, and may, with the consent of the respective optionee, make such modifications to the terms and conditions of outstanding options as it shall deem advisable. Without shareholder approval, however, the Board of Directors may not materially increase the maximum number of shares of Common Stock which may be issued under the Plan (except as described under “Adjustments Upon Changes in Capitalization” below), materially increase the number of shares of Common Stock which may be issued at any time under the Plan to all directors who are not also officers or key employees of the Holding Company or any subsidiary, change the minimum exercise price, increase the maximum term of options provided for in the Plan, permit the granting of options to anyone other than eligible participants, materially modify the requirements as to eligibility for participation in the Plan, or change any provision of the Plan which would affect the qualification of options granted thereunder as “incentive stock options” within the meaning of Section 422 of the Code. The amendment, suspension or termination of the Plan will not, without the consent of the optionee, alter or impair any rights or obligations under any outstanding option under the Plan.

     Adjustments Upon Changes in Capitalization. The total number of shares covered by the Plan and the price, kind and number of shares subject to outstanding options thereunder, will be appropriately and proportionately adjusted by the Committee if the outstanding shares of Common Stock of the Holding Company are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Holding Company through reorganization, merger, recapitalization, reclassification, stock split, stock dividend, stock consolidation or otherwise, without consideration to the Holding Company as provided in the Plan. Fractional share interests of such adjustments may be accumulated, although no fractional shares of stock will be issued under the Plan.

Federal Income Tax Consequences

     Certain stock options granted under the Plan are intended to be “incentive stock options” as defined in Section 422 of the Code. No income will be recognized by the optionee, and no deduction will be allowed to the Holding Company, by reason of the grant or exercise of an incentive stock option. However, the excess of the fair market value of the shares at the time of exercise over the option exercise price will be treated as a preference item for purposes of the alternative minimum tax. If the optionee does not dispose of the shares of the Holding Company’s Common Stock received upon exercise of an incentive stock option by payment in cash within two years from the date of the grant of the option or within one year after the transfer of the shares to the optionee, any gain realized by the optionee upon such disposition of the shares will be long-term capital gain. No deduction will be available to the Holding Company upon such disposition by the optionee. However, if the optionee disposes of such shares within the two year period from the date of the grant of the option or within the one year period from the transfer of the shares, gain realized by the optionee upon such disposition will be ordinary income to the extent that the value of the shares received at the date of exercise of the option exceeds the price paid for such shares by the optionee. Such ordinary income will be recognized by the optionee for the tax year in which the optionee disposes of the shares, and the Holding Company will be entitled to a deduction in an amount equal to the ordinary income recognized by the optionee for the tax year of the Holding Company in which the optionee recognizes such ordinary income, provided that applicable income tax withholding requirements are satisfied. Gain realized in excess of such ordinary income will be capital gain. Such capital gain will be long-term or short-term depending upon whether the shares are held for more than 12 months prior to the date of disposition. If the optionee disposes of the shares within either the two year period from the date of grant of the option, or within one year after the transfer of the shares, any ordinary income recognized by the optionee will not exceed the gain realized on such disposition by the optionee. If the optionee disposes of shares of Common Stock received upon exercise of an option at a loss, such loss will be a capital loss, long-term or short-term depending upon whether the shares are held for more than one year prior to the date of disposition.

     The optionee’s basis in shares of the Holding Company’s Common Stock acquired upon the exercise of an incentive stock option by the transfer to the Holding Company of the Holding Company’s Common Stock already owned by the optionee is determined by substituting the optionee’s basis in the shares of the Holding Company’s Common Stock transferred to the Holding Company to exercise the option to an equivalent number of shares of the Holding Company’s Common Stock acquired upon the exercise of the option (the “Substituted Common Stock”). The basis of the remainder, if any, of the shares of the Holding Company’s Common Stock received upon exercise of the option (the “Non-Substituted Common Stock”) will be zero. The Substituted Common Stock will have a holding period which, for purposes of computing whether capital gain or loss is long or short term, includes the holding period of the shares of previously owned Common Stock. The Non-Substituted Common Stock will have a holding period which begins on the date such shares are received. If the optionee does not dispose of the shares of the Holding Company’s Common Stock received upon exercise of an incentive stock option within two years from the date of the grant of the option or within one year after the transfer of the shares to the optionee, any gain realized by the optionee upon the disposition of the shares will be long-term capital gain. No deduction will be available to the Holding Company upon such disposition by the optionee. However, if the optionee disposes of such shares within the two year period from the date of the grant of the option or within the one year period from the transfer of the shares, the optionee will be treated as disposing of the shares having the lowest basis. Any gain realized by the optionee upon such disposition will be ordinary income to the extent that the value of the shares received at the date of exercise of the option exceeds the amount paid for such shares. The amount paid for Substituted Common Stock will be its fair market value on the date of exercise. The amount paid for Non-Substituted Common Stock will be its basis. Such ordinary income will be recognized by the optionee for the tax year in which the optionee disposes of the shares and the Holding Company will be entitled to a deduction in an amount equal to the ordinary income recognized by the optionee for the tax year of the Holding Company in which the optionee recognizes such ordinary income, provided that applicable income tax withholding requirements are satisfied. Gain realized in excess of such ordinary income will be capital gain. Such capital gain will be long-term or short-term depending upon whether the shares disposed of were held for more than 12 months prior to the date of disposition taking into account the substituted holding period of any Substituted Common Stock. If the optionee disposes of the shares within either the two-year period from the date of grant of the option, or within one year after the transfer of the shares, any ordinary income recognized by the optionee will not exceed the gain realized on such disposition by the optionee. If the optionee disposes of shares of the Holding Company’s Common Stock received upon exercise of an option at a loss, such loss will be a capital loss, long-term or short-term depending upon whether the shares are held for more than one year prior to the date of disposition, taking into account the substituted holding period of any Substituted Common Stock.

     The aggregate fair market value (determined at the time the options are granted) of the stock with respect to which incentive stock options are exercisable by an individual for the first time in any calendar year may not exceed $100,000. The Plan provides that outstanding options may become fully vested and exercisable in the event of a merger or consolidation of the Holding Company as a result of which the Holding Company is not the surviving corporation or upon the sale of all or substantially all of the property of the Holding Company, unless the Plan is continued and the outstanding options are neither assumed nor replaced with new options. If, as a result of this provision of the Plan, the amount of options granted after 1986 which become exercisable by an optionee for the first time in any year exceeds the $100,000 limit, the amount of options exceeding the $100,000 limit will not be treated as incentive stock options.

     If options cease to be treated as incentive stock options, such options will be treated as non-qualified stock options. If such options, or any stock options originally intended to be non-qualified stock options, are exercised, the excess of the fair market value of the acquired shares at the time of exercise over the option exercise price will be treated as ordinary income to the optionee in the year of exercise.

     Upon exercise of a stock option other than an incentive stock option by a cash payment, the optionee’s basis in the shares of the Holding Company’s Common Stock received will be the sum of the option exercise price and the amount of ordinary income recognized by the optionee from the exercise of the stock option. The optionee’s holding period in the shares of the Holding Company’s Common Stock received will begin on the date received. Upon exercise of such a stock option by transfer of shares of the Holding Company’s Common Stock already owned by the optionee, under Internal Revenue Service Ruling 80-244, the optionee will be deemed to have received an equivalent number of shares of the Holding Company’s Common Stock in a non-taxable exchange (the “Substituted Common Stock”) and the remainder, if any, of the shares of the Holding Company’s Common Stock will be deemed to have been received in a taxable transaction (the “Non-Substituted Common Stock”). The optionee’s basis in the Substituted Common Stock will be the same as his basis in the previously owned shares, and his holding period will include the holding period of the previously owned shares. The optionee’s basis in the Non-Substituted Common Stock will be the same as the amount of ordinary income recognized by the optionee. The Non-Substituted Common Stock will have a holding period which begins on the date when it is received.

     On the disposition of shares of the Holding Company’s Common Stock received upon exercise of a stock option other than an incentive stock option, the difference between the amount realized and the optionee’s basis in the shares will be a long-term or short-term capital gain (or loss) depending on whether the optionee’s holding period for the shares is more than 12 months prior to their disposition.

     The Holding Company will be entitled to claim a deduction at the same time and in the same amount as income is recognized by the optionee exercising a stock option other than an incentive stock option. No income will be recognized by the optionee, and no deduction shall be allowable to the Holding Company, by reason of the grant of non-qualified stock options.

Certain Information Concerning All Options

     In addition to the foregoing, federal tax law provides for an excise tax of 20% and the disallowance of a deduction to a corporation for compensation to its employees, officers, shareholders and others that results in an “excess parachute payment” within the meaning of Code Section 280G(b). If such a person is granted an incentive stock option and there is a change of control, the incentive stock option may be considered in the determination of whether an excess parachute payment has been made.

     Long-term capital gains and losses are derived from the sales and exchanges of capital assets held for more than twelve months. Under The Jobs and Growth Tax Relief Reconciliation Act of 2003, for taxable years beginning before January 1, 2009, generally the maximum rate of tax on net capital gain of a non-corporate taxpayer is 15 percent. In addition, any net capital gain which otherwise would have been taxed at a 10- or 15-percent rate generally is taxed at a five-percent rate (zero for taxable years beginning after 2007). For taxable years beginning after December 31, 2008, generally the rates on net capital gain are scheduled to revert to 20-percent and 10-percent, respectively. Any gain from the sale or exchange of property held more than five years that would otherwise be taxed at the 10-percent rate is taxed at an 8-percent rate. Any gain from the sale or exchange of property held more than five years and the holding period for which began after December 31, 2000, which would otherwise be taxed at a 20-percent rate will be taxed at an 18-percent rate. If the capital asset was held for less than twelve months, any resulting gain will be taxed at ordinary income rates.

     The specific state tax consequences to each optionee under the Plan may vary, depending upon the laws of the various states and the individual circumstances of each optionee. It is suggested that each optionee consult his or her personal tax advisor regarding both the federal and state tax consequences of the grant and exercise of options.

Exchange of Options in Reorganization

     Pursuant to the Merger Agreement, upon consummation of the merger, the Holding Company will issue Holding Company options in exchange for the then outstanding Bank Stock Options on a share-for-share basis. Those Bank Stock Options which qualify as incentive stock options under the Code will be exchanged for incentive stock options under the Plan upon consummation of the merger. The following table shows the name or group of individuals who are anticipated will receive exchange options and the number of options, based on the number of shares of Bank Stock Options outstanding on May 2, 2005:

Name or Identification of Group	Number of Shares
James P. Kelley, II	41,512
Joseph Carona	10,703
Lou Ellen Ficke	10,703
Stanley M. Cruse	5,500
All Executive Officers as a Group (4 in Number)	68,418
All Non-Officer Directors as a Group (8 in Number)	110,942
All Directors as a Group (9 in Number)	152,454
All Other Optionees as a Group (12 in Number)	26,850
All Optionees as a Group (21 in Number)	206,210

Vote Required

     The Plan will become effective upon approval by a majority of the shares of the Bank’s Common Stock, as prospective shareholders of the Holding Company, represented and voting at the Meeting and will terminate on October 20, 2014.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE OF “FOR” ON THIS PROPOSAL.

OTHER MATTERS

     The Board of Directors does not know of any other matters to be presented at the Meeting. However, if other matters properly come before the Meeting, it is the intention of the Proxyholders to vote each Proxy in accordance with the recommendations of the Bank’s Board of Directors on such matters, and discretionary authority to do so is included in the Proxy.

Dated: May 16, 2005	DISCOVERY BANK

Robert Cairns,
Secretary

All financial data schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

     CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Discovery Bank

We have audited the accompanying consolidated balance sheets of Discovery Bank and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Discovery Bank and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Los Angeles, California
February 14, 2005

DISCOVERY BANK

CONSOLIDATED BALANCE SHEETS

DECEMBER 31,	2004	2003

ASSETS
Cash and due from banks	$1,638,876	$1,495,388
Federal funds sold	4,945,000	615,000
Cash and cash equivalents	6,583,876	2,110,388

Interest-bearing deposits at banks	2,691,623	2,533,294
Investment securities, available-for-sale	2,705,734	2,568,846
Common stocks substantially restricted	483,000	273,800
Loans, net	80,036,566	59,935,580
Deferred income tax asset, net of valuation allowance	291,600	205,000
Premises and equipment, net	5,933,602	242,888
Accrued interest receivable and other assets	541,854	412,540

TOTAL ASSETS	$99,267,855	$68,282,336

LIABILITIES AND STOCKHOLDERS EQUITY

Deposits
Non-interest-bearing demand	$14,768,302	$9,406,444
Interest-bearing demand	27,487,866	14,945,397
Savings	1,449,503	819,653
Time, under $100,000	18,035,413	17,034,658
Time, $100,000 and over	17,937,972	11,955,238

Total deposits	79,679,056	54,161,390

Borrowings	9,000,000	4,305,000
Accrued interest payable and other liabilities	234,368	119,704

TOTAL LIABILITIES	88,913,424	58,586,094

Commitments and contingencies (Note 9 and 13)

STOCKHOLDERS’ EQUITY

Common stock	10,754,630	10,754,630
Accumulated deficit	(390,167)	(1,065,744)
Accumulated other comprehensive income	(10,034)	7,356
	10,354,429	9,696,242

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$99,267,855	$68,282,336

The accompanying notes are an integral part of these financial statements

DISCOVERY BANK
CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,	2004	2003

INTEREST INCOME
Interest and fees on loans	$4,805,935	$3,172,662
Interest on federal funds sold	49,136	40,094
Interest on securities	77,782	47,148
Other	71,715	32,355

	5,004,568	3,292,259

INTEREST EXPENSE
Deposits	1,105,032	850,093
Other	75,302	15,983

	1,180,334	866,076

NET INTEREST INCOME	3,824,234	2,426,183

PROVISION FOR LOAN LOSSES	237,798	288,589

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,586,436	2,137,594

NON — INTEREST INCOME
Service charges and other income	152,379	456,786

NON — INTEREST EXPENSE
Salaries and employee benefits	1,836,912	1,310,738
Occupancy	130,312	190,190
Furniture and equipment	173,392	97,032
Data processing	182,226	125,823
Advertising	89,281	147,077
Professional	227,932	120,423
Office supplies	54,554	28,035
Other operating	454,429	284,385

	3,149,038	2,303,703

INCOME BEFORE INCOME TAXES	589,777	290,677
INCOME TAX BENEFIT	(85,800)	(149,200)

NET INCOME	$675,577	$439,877

Earnings per share	$0.65	$0.49

Diluted Earnings per share	$0.61	$0.46

The accompanying notes are an integral part of these financial statements

DISCOVERY BANK

STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004

	Common Stock, No Par
	Value 10,000,000 Shares			Accumulated
	Authorized			Other	Total
	Shares		Accumulated	Comprehensive	Shareholders’
	Outstanding	Amount	Deficit	Income (Loss)	Equity
Balance December 31, 2002	795,298	$7,669,642	$(1,505,620)	$13,608	$6,177,630
Proceeds from Offering	242,000	3,084,988			3,084,988
Net Income			439,876		439,876
Unrealized Gains on Investments				(6,252)	(6,252)
Total Comprehensive Loss					433,624
Balance December 31, 2003	1,037,298	10,754,630	(1,065,744)	7,356	9,696,242
Net Income			675,577		675,577
Unrealized Losses on Investments				(17,390)	(17,390)

Total Comprehensive Loss					658,187
Balance December 31, 2004	1,037,298	$10,754,630	$(390,167)	$(10,034)	$10,354,429

The accompanying notes are an integral part of these financial statements

DISCOVERY BANK

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$675,577	$439,876
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Provision for loan losses	237,798	288,589
Depreciation and amortization	161,163	86,282
Amortization of deferred loan fees	(234,573)	(51,237)
Loss on disposal of fixed assets	1,986	—
Change in:
Deferred tax assets	(86,600)	(205,000)
Accrued interest receivable and other assets	(129,314)	(171,885)
Accrued interest payable and other liabilities	114,664	(262,112)

Net cash provided by/ (used in) operating activities	740,701	124,513

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of premises and equipment	(5,872,637)	(116,019)
Proceeds from sales of premises and equipment	19,986
Capitalization of deferred loan fees	213,086	132,797
Purchases of interest bearing deposits at banks	(158,329)	(2,533,294)
Redemption of interest bearing deposits at banks	—	498,000
Purchase of common stock substantially restricted	(209,200)	(213,800)
Sales, maturities and paydowns of securities available-for-sale	2,343,776	—
Purchases of securities available-for-sale	(2,492,600)	(1,980,877)
Net change in loans	(20,384,931)	(23,103,655)

Net cash used for investing activities	(26,540,849)	(27,316,848)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings, net of repayments	4,755,968	4,305,000
Proceeds from issuance of common stock, net of capital raising costs	—	3,084,988
Net change in deposits	25,517,668	18,765,575

Net cash provided by financing activities	30,273,636	26,155,563

(Decrease) Increase in cash and cash equivalents	4,473,488	(1,036,772)

CASH AND CASH EQUIVALENTS BALANCE
Beginning of year or period	2,110,388	3,147,160

End of year or period	$6,583,876	$2,110,388

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Income taxes	$28,500	$800

Interest	$1,159,713	$863,597

Supplemental Disclosures of Noncash Activities
Total change in unrealized (gains) losses on securities available-for -sale	$(17,390)	$(6,252)

The accompanying notes are an integral part of these financial statements

DISCOVERY BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations - Discovery Bank (hereinafter the “Bank”) operates under a state charter, granted in September 2001, and provides a full range of banking services to individual and corporate customers through two branches located in San Marcos and Poway, California. The Bank, which commenced operations in September 2001, under the name Discovery Valley Bank, generates commercial and consumer loans and receives deposits from customers located primarily in San Diego County, California and the surrounding areas. As a state bank, the Bank is subject to regulation by the California Department of Financial Institutions (“DFI”) and the Federal Deposit Insurance Corporation (“FDIC”). On December 26, 2002, the stockholders approved a change in name from Discovery Valley Bank to Discovery Bank. The Bank’s articles of incorporation were amended in January 2003.

     The Bank was organized by the issuance of 795,298 shares of common stock, the proceeds of which amounted to $7,669,642, net of capital raising costs and expenses. During the year ended December 31, 2003, the Bank underwent a secondary offering which resulted in the issuance of an additional 242,000 shares of common stock, the proceeds of which amounted to $3,084,988, net of capital raising costs and expenses. In conjunction with the secondary offering, the Bank also issued 60,500 warrants.

     The Bank is also authorized to issue 10,000,000 shares of preferred stock. As of December 31, 2004 and 2003, there was no preferred stock issued and outstanding.

     During the third quarter of 2004, the Bank formed a wholly owned subsidiary, San Marcos Building, LLC, for the purpose of purchasing a 28,000 square foot, two-story commercial building to house the Bank’s corporate offices and head branch location. The Bank occupies approximately 13,000 square feet with the remaining space leased on a short term basis. Net assets of the subsidiary consisting of the premise and land of $5,107,383 is reflected as premises within the consolidated financial statements.

     Financial Statement Presentation and Use of Estimates - The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reporting practices applicable to the banking industry. In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as of the balance sheet date. These estimates also affect the amounts of revenues and expenses reported during the period. Actual results could differ from the estimated amounts.

     Reclassifications - Certain prior year amounts have been reclassified to conform to the current year presentation.

DISCOVERY BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Concentrations of Credit Risk - Assets and liabilities that subject the Bank to concentrations of credit risk consist of interest bearing deposits at other banks, investments, loans, and deposits. Most of the Bank’s customers are located within San Diego County and the surrounding areas. The types of securities the Bank invests in are discussed in Note 2 and the Bank’s primary lending products are discussed in Note 3. For the years ended December 31, 2004 and 2003, the Bank did not have any significant concentrations to any one customer or industry. The Bank obtains what it believes to be sufficient collateral to secure potential losses. The extent and value of the collateral varies based upon the details underlying each loan agreement.

     As of December 31, 2004 and 2003, the Bank had cash deposits at other financial institutions in excess of FDIC insured limits. However, as the Bank places these deposits with major financial institutions, management believes the risk of loss to be minimal. The Bank is required to keep a cash balance at Pacific Coast Bankers Bank equal to $100,000 as of December 31, 2004.

     Cash and Cash Equivalents - For purposes of the statement of cash flows, cash and cash equivalents includes cash, balances due from banks, and federal funds sold, that are purchased with an original maturity date less than ninety days.

     Certificates of deposit — Interest-bearing deposits in banks are purchased with an original maturity date greater than ninety days, mature within one to five years and are carried at cost.

     Securities — The Bank is required to specifically identify its securities as “held-to-maturity,” “available-for-sale” or “trading” securities. The Bank invested in no securities that were classified as “trading” or “held-to-maturity” during the years ended December 31, 2004 and 2003.

     Securities available-for-sale consist of securities not classified as trading securities or as securities held-to-maturity. Securities available-for-sale are recorded at fair value. Fair value for these investment securities are based on quoted market prices. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as other comprehensive income (loss) and carried as accumulated comprehensive income (loss) within stockholders’ equity until realized.

     Premiums and discounts on purchased securities are recognized as interest income using the effective interest method over the term of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

DISCOVERY BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Loans — The Bank grants mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is secured by real estate throughout San Diego County and the surrounding areas. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in the area.

     Loans that management has the intent and ability to hold for the foreseeable future, until maturity or until pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the straight line interest method which approximates the effective interest method..

     The accrual of interest on loans is discontinued at the time a loan becomes ninety-days delinquent unless the credit is well secured and in process of collection. In some cases, loans can be placed on nonaccrual or charged-off at an earlier date if collection of principal and interest is considered doubtful.

     All interest accrued, but not collected, for loans that are placed on nonaccrual or are charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due become current and future payments are reasonably assured.

     Allowance For Loan Losses - The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the collectibility of loan principal becomes unlikely. Subsequent recoveries, if any, are credited to the allowance.

     The allowance for loan losses is evaluated on an ongoing basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect a borrower’s ability to repay, changes in the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as conditions change.

     A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting future scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls

DISCOVERY BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial, construction, and consumer term loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

     Premises and Equipment - Premises and equipment are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to twenty five years. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of improvements. Maintenance and repairs are expensed as incurred while major improvements or additions are capitalized. Gains and losses on dispositions are included in current operations.

     Advertising Costs - Advertising costs are expensed in the period incurred.

     Financial Instruments — In the ordinary course of business, the Bank has entered into off-balance sheet agreements consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

     Income Taxes — The Bank records its provision for income taxes under the liability method. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred taxes result from temporary differences in the recognition of certain income and expense amounts between the Bank’s financial statements and its tax return. The principal items giving rise to these differences include the allowance for loan losses, unused net operating losses, and organization and start-up costs.

     Employee Benefit Plan — The Bank’s contributions to the qualifying employee retirement plan are recorded as compensation cost in the period incurred.

     Stock Option Plan — The Bank has a stock-based employee compensation plan, which is described more fully in Note 12. The Bank accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan have an exercise price equal to the market value of the underlying common stock on the date of grant.

DISCOVERY BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     In December 2004, the FASB issued SFAS no. 123 (revised 2004), Share-Based Payment. This Statement requires that compensation costs related to share-based payment transactions be recognized in the financial statements. Measurement of the cost of employee service will be based on the grant-date fair value of the equity or liability instruments issued. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. Additionally, liability awards will be remeasured each reporting period. Statement 123R replaces SFAS Statement No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. This Statement is effective for interim periods beginning after June 15, 2005 and requires adoption using a modified prospective application or a modified retrospective application. The Bank has not yet concluded on the method of adoption allowed by the Statement and is currently evaluating the impact of this accounting guidance on its financial condition and results of operations. Disclosure required under SFAS No. 123 is shown below.

     The following table illustrates the effect on net income if the Bank had applied the fair value recognition provisions of FASB Statement No. 123 (r), “Accounting for Share-Based Payments,” to stock-based employee compensation. The significant assumptions used by the Bank’s management in computing these amounts are disclosed in Note 12.

	2004	2003
Net income	$675,577	$439,876
Additional compensation for fair value of stock options	107,282	71,139

Pro forma net income	$568,295	$368,737

     Earnings Per Share (EPS) - Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Bank relate solely to outstanding stock options, and are determined using the treasury stock method.

DISCOVERY BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     The following is a reconciliation of basic EPS to diluted EPS for the year ended December 31, 2004:

		Weighted Average	Per Share
	Net Income	Shares Outstanding	Amount

Basic EPS:
Income available to common shareholders	$675,577	1,037,298	$0.65
Effect of dilutive securities:
Stock options	—	58,157	(0.04)

Diluted EPS:
Income available to common shareholders	$675,577	1,095,455	$0.61

     The following is a reconciliation of basic EPS to diluted EPS for the year ended December 31, 2003:

		Weighted Average
	Net Income	Shares Outstanding	Per Share Amount

Basic EPS:
Income available to common shareholders	$439,876	897,017	$0.49
Effect of dilutive securities:
Stock options	—	38,957	(0.03)

Diluted EPS:
Income available to common shareholders	$439,876	935,974	$0.46

     Comprehensive Income - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in stockholders’ equity from non-owner sources, such as unrealized gains and losses on available-for-sale securities, are reported with net income as comprehensive income and shown as a separate component of the equity section on the balance sheet. For the years ended December 31, 2004 and 2003, unrealized holding gains (losses) on available-for-sale securities were the only items of other comprehensive income.

     Federal Home Loan Bank and Pacific Coast Bankers Bank Stock - As a member of the Federal Home Loan Bank (FHLB), the Bank is required to purchase FHLB stock in accordance with its advances, securities, and deposit agreement. The stock is substantially restricted and may be redeemed at par value, however only in connection with the Bank surrendering its FHLB membership. The Bank also invests in the stock of Pacific Coast Bankers Bank (PCBB), in connection with its advance and correspondent banking arrangement with PCBB. These investments are carried at cost as of December 31, 2004 and 2003.

DISCOVERY BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     In June 2004, the Emerging Issues Task Force of the FASB issued final guidance on its Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” A consensus was reached regarding disclosures about unrealized losses on available-for-sale debt and equity securities accounted for under FASB Statements No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

     This EITF describes a model involving three steps: (1) determine whether an investment is impaired, (2) determine whether the impairment is other-than-temporary, and (3) recognize the impairment loss in earnings. The EITF also requires several additional disclosures for cost-method investments. The EITF’s impairment accounting guidance was effective for reporting periods beginning after June 15, 2004. For all other investments within the scope of this Issue, the disclosures are effective in annual financial statements for fiscal years ending after June 15, 2004. The additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004.

     The adoption of this EITF did not have a material impact on the Bank’s financial statements. At December 31, 2004 and December 31, 2003, management believes the impairments described above are temporary and, accordingly, no impairment loss has been recognized in the Bank’s statement of income.

     On March 9, 2004, the Staff of the Securities and Exchange Commission (the “SEC Staff”) issued Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments” (“SAB 105”). SAB 105 provides guidance on the initial recognition and measurement of loan commitments that meet the definition of a derivative, and summarizes the related disclosure requirements. SAB 105 is effective for all loan commitments accounted for as derivatives that are entered into, or substantially modified, on or after April 1, 2004. SAB 105 addresses loan commitments that the Financial Accounting Standards Board (FASB) defines as derivatives in paragraph 6 of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“FAS 133”). These loan commitments relate to the origination of mortgage loans that will be held for sale. SAB 105 does not apply to (1) commitments to purchase mortgage loans that do not meet the definition of a derivative under paragraph 6 of FAS 133 or (2) commitments that are explicitly excluded from the scope of FAS 133 (i.e., commitments to originate mortgage loans that will be held for investment purposes and loan commitments to originate other types of loans). The Bank does not currently originate mortgage loans to be held for sale. If that should change in the future, we would take SAB 105 into consideration but do not expect it to have a material impact on the Bank’s financial condition or operating results.

     In December 2003, under clearance of the FASB, the Accounting Standards Executive Committee (AcSEC) of the AICPA issued Statement of Position (“SOP”) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. This SOP establishes accounting

DISCOVERY BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     standards for discounts on purchased loans when the discount is attributable to credit quality. The SOP requires that the loan discount, rather than contractual amounts, establishes the investor’s estimate of undiscounted expected future principal and interest cash flows as a benchmark for yield and impairment measurements. The SOP prohibits the carryover or creation of a valuation allowance in the initial accounting for these loans. This SOP is effective from loans acquired in years beginning after December 15, 2004. Since this SOP applies only to transfers after 2004, this Statement will have no impact on the Bank’s financial position or results of operation at adoption.

NOTE 2 — INVESTMENT SECURITIES

     The Bank’s securities are available-for-sale. The amortized cost of securities and their approximate fair values as of December 31 are:

	2004
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-sale securities:
U.S. government agency Securities	$2,715,768	$6,141	$(16,175)	$2,705,734

Total securities	$2,715,768	$6,141	$(16,175)	$2,705,734

	2003
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-sale securities:
U.S. government agency Securities	$1,645,672	$17,806	$(969)	$1,662,509
Mutual funds	915,818	$—	(9,481)	906,337

Total securities	$2,561,490	$17,806	$(10,450)	$2,568,846

     For the year ended December 31, 2004, the investment securities have fair values less than amortized cost and therefore contain unrealized losses. The Bank has evaluated these securities and has determined that the decline in value is related to the change in market interest rates since purchase. The decline in value is not related to any company or industry specific event. The unrealized losses amount to $16,175 as of December 31, 2004. No securities were in an unrealized loss position for more than one year.

     The Bank anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

DISCOVERY BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SECURITIES (Continued)

     The amortized cost and estimated fair value of the available-for-sale securities at December 31, 2004, by contractual or expected maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
	Cost	Value
Due in one year or less	$250,000	$251,325
Due after one year through five years	1,811,129	1,807,690
Due after five years	654,639	646,719

Totals	$2,715,766	$2,705,734

     During the year ended December 31, 2004 the Bank sold mutual funds, the proceeds amounted to $920,893. During the year ended December 31, 2003 there were no securities sold.

     The Bank did not have securities pledged to secure public deposits at December 31, 2004 or 2003. At December 31, 2004 the bank had no securities pledged as collateral. At December 31, 2003, the Bank had $1,500,000 in securities pledged as collateral in accordance with their line of credit agreement with Federal Home Loan Bank.

NOTE 3 — LOANS

     The major classifications of loans at December 31 are summarized as follows:

	2004	2003
Real estate	$49,663,687	$40,283,738
Commercial	26,001,621	17,473,037
Consumer	5,545,858	3,069,460

Gross loans	81,211,166	60,826,235
Less: deferred loan fees	(176,463)	(130,316)
Less: allowance for loan losses	(998,137)	(760,339)

	$80,036,566	$59,935,580

     At December 31 2004 and 2003, respectively $ 17,017,384 and $8,706,979 were pledged as collateral for Federal Home Loan Bank revolving line of credit. See Note # 6

DISCOVERY BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — LOANS

     Transactions in the allowance for loan losses are summarized as follows:

	2004	2003
Balance, beginning of year	$760,339	$471,750
Provision for loan losses charged to expense	237,798	288,589
Loans charged-off	—	—
Recoveries of loans previously charged-off	—	—

Balance, end of year	$998,137	$760,339

     There were no loans past due, not accruing interest or considered impaired as of December 31, 2004 or 2003.

NOTE 4 — PREMISES AND EQUIPMENT

     Premises and equipment consisted of the following at December 31:

	2004	2003
Building	$4,107,383	$—
Equipment, furniture and fixtures	1,001,737	302,625
Leasehold improvements	—	117,095
Land	1,000,000	—

	6,109,120	419,720

Less: accumulated depreciation and amortization	(175,518)	(176,832)

Premises and equipment, net	$5,933,602	$242,888

NOTE 5 — DEPOSITS

     At December 31, 2004, the scheduled maturities of time deposits are as follows:

	Time Deposits	Time Deposits
	< $100,000	> $100,000
2005	$18,035,413	$17,937,972
2006	—	—
Thereafter	—	—

	$18,035,413	$17,937,972

DISCOVERY BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -BORROWINGS

     The Bank has a continuous revolving line of credit with Federal Home Loan Bank (FHLB) providing for working capital advances up to $9,834,000. Borrowings are payable on demand and are fully collateralized by certain Bank assets. Interest on outstanding borrowings accrues at the rates negotiated at the time of borrowing which range from 1.12% to 2.31% during 2004. The Bank had $9,000,000 outstanding against the line as of December 31, 2004 at a rate of 2.35%. The Bank had $4,305,000 outstanding against the line as of December 31, 2003.

     The Bank has an unsecured line of credit with Pacific Coast Bankers Bank (PCBB) providing for fed fund purchases up to $2,500,000. Interest on outstanding borrowings accrues at the PCBB daily fed fund rate. The Bank had no outstanding borrowings against the line as of December 31, 2004 and 2003.

NOTE 7 — INCOME TAXES

     The provision for income taxes consisted of the following for the periods ended December 31:

	2004	2003
Current:
Federal	$—	$—
State	800	55, 800

	800	55,800

Deferred:
Federal	148,800	73,530
State	71,100	27,970

	219,900	101,500

Increase (decrease) in valuation allowance	(306,500)	(306,500)

(Benefit) provision for income taxes	(85,800)	$(149,200)

     The following summarizes the differences between the provision for income taxes for financial statement purposes and the federal statutory rate of 34% for the years ended December 31, 2004 and December 31, 2003.

	2004	2003
Tax provision at federal statutory rate	34.0%	34.0%
State franchise tax, net of federal income tax benefit	7.1	7.1
Permanent adjustments	.1	1.3
Other	(3.7)	11.6
Increase (decrease) in valuation allowance	(52.0)	(105.3)

Tax (benefit) provision	(14.5)%	(51.3)%

DISCOVERY BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — INCOME TAXES (Continued)

     The components of the net deferred tax asset are as follows at December 31:

	2004	2003
Depreciation	$(114,700)	$(65,337)
Allowance for loan losses	315,200	312,500
Certain prepaid assets	(46,200)	(48,109)
Federal net operating loss carryforward	150,900	255,488
California net operating loss carryforward	41,200	41,086
Organizational expenditures and start-up costs	46,500	15,872
Accrual to cash adjustment	(101,300)	511,500

Deferred tax asset	291,600	—
Less valuation allowance	-0-	(306,500)

Net deferred tax asset	$291,600	$205,000

     As of December 31, 2004, the Bank has net operating loss carryforwards of approximately $444,000 and $575,000 available to reduce future federal and state taxable income, respectively. The net operating loss carryforwards begin expiring in 2021 and expire through 2022. Prior to 2004, the State of California suspended corporations from utilizing net operating losses. In 2004 the Company utilized $570,000 of net operating losses on its California income tax filing. The Bank recognizes its remaining California net operating losses as a deferred tax asset at December 31, 2004.

     In 2004, the Bank has recognized net deferred tax assets. Management believes that the Bank will realize the deferred tax benefit in the normal course of business. The Bank has eliminated the valuation allowance based upon forecasts that show sufficient taxable income prior to the net operating loss expiring.

NOTE 8 — REGULATORY CAPITAL

     The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Under existing state laws, the Bank is restricted in its ability to pay dividends.

DISCOVERY BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — REGULATORY CAPITAL (Continued)

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets, all of which are defined in the regulations.

     To be categorized as adequately capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. Management believes the institution is well capitalized under the prompt corrective action provisions.

     The Bank’s required and actual capital amounts and ratios are as follows:

			Minimum Capital		Minimum To Be Well
	Actual		Requirement		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2004:

Total Risk-based Capital to Risk Weighted Assets	$11,385,000	12.41%	$7,341,000	8.00%	$9,176,000	10.00%

Tier 1 Capital to Risk - Weighted Assets	$10,365,000	11.30%	$3,670,000	4.00%	$5,505,000	6.00%

Tier 1 Capital to Average Assets	$10,365,000	10.57%	$3,923,000	4.00%	$4,904,000	5.00%

			Minimum Capital		Minimum To Be Well
	Actual		Requirement		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003:

Total Risk-based Capital to Risk Weighted Assets	$10,400,000	16.23%	$5,146,000	8.00%	$6,433,000	10.00%

Tier 1 Capital to Risk - Weighted Assets	$9,680,000	15.05%	$2,573,000	4.00%	$3,860,000	6.00%

Tier 1 Capital to Average Assets	$9,680,000	15.27%	$2,536,000	4.00%	$3,171,000	5.00%

DISCOVERY BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — LEASE COMMITMENTS

     The Bank leased its main office space, branch facility, and a loan operations center under various operating leases expiring through June 2007. Rent expense for the years ended December 31, 2004 and 2003 was approximately $154,000 and $136,000, respectively. Approximately $39,000 of the 2004 costs were for lease termination expenses, as the Bank terminated these leases effective December 15, 2004.

     In July 2004 the Bank purchased a headquarters building for $4,950,000 and made improvements of approximately $500,000. The Bank occupied the building on December 6, 2004. Occupancy expense for December 31, 2004 includes rental income of $219,902 resulting in net occupancy expense of $130,312.

     Minimum Payments required under non-cancelable operating leases with terms in excess of one year are as follows for years ending December 31:

2008	$32,581
2009	32,580
2010	27,150

NOTE 10 — RELATED PARTY TRANSACTIONS

     The Bank grants loans to and accepts deposits from directors, major stockholders and officers as well as entities with which these individuals are associated. Management believes these transactions were made in the ordinary course of business under substantially the same terms and conditions, including interest rates and collateral requirements, as comparable transactions with other customers, and did not involve more than normal credit risk or present other unfavorable features. Loan balances outstanding from related parties at December 31, 2004 and 2003 were approximately $4,010,000 and $1,784,000, respectively. Deposits from related parties at December 31, 2004 and 2003 were $2,700,000 and $1,189,000, respectively.

     The following chart represents related party loan transactions during the periods of December 31, 2002 to December 31, 2003 and December 31, 2003 to December 31, 2004.

Related Party Loan Transactions

12-31-03 Beginning Balance	Additions	Repayment	2004 Ending Balance
$1,784,000	$3,258,000	$1,032,000	$4,010,000

12-31-02 Beginning Balance	Additions	Repayment	2003 Ending Balance
$496,000	$1,677,000	$389,000	$1,784,000

NOTE 11- EMPLOYEE BENEFIT PLAN

     The Bank has a 401(k) plan, established during fiscal year 2002, whereby substantially all employees are eligible to participate. Employees may contribute up to 15 percent of their compensation subject to certain limits based on federal tax laws. The Bank makes matching

DISCOVERY BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — EMPLOYEE BENEFIT PLAN (Continued)

     contributions equal to 50 percent of the first 6 percent of an employee’s compensation contributed to the 401(k) plan. Matching contributions vest to the employee equally over a five-year period. For the years ended December 31, 2004 and 2003, the Bank contributed $32,459 and $15,650, respectively, to the 401(k) plan.

NOTE 12 — STOCK OPTION PLAN

     The Bank has a stock option plan (hereinafter the “Plan”), which provides for non-qualified stock options for non-officer directors and incentive stock options for employees for a maximum of 250,000 shares of authorized common stock. Pursuant to the Plan, the Bank has awarded options at the initial offering price of $10 per share to directors and employees. The options granted vest and become exercisable in incremental percentages over five years from the grant date and expire ten years after grant.

     The pro forma information disclosed in Note 1 portrays as compensation the value of stock options granted using an option valuation model. Management believes that the assumptions used in the option-pricing model are highly subjective and represent only one estimate of possible value, as there is no active market for the options granted. The fair value of the options granted in 2004 and 2003 is allocated to pro forma earnings over the vesting period of the options. The following assumptions were used to estimate the fair value of the stock options granted:

	2004	2003
Vesting period	5 Years	5 Years
Risk-free interest rate	4.19%	3.99%
Dividend yield rate	0%	0%
Price volatility	23%	25%
Weighted average expected life of options	5 Years	5 Years

Stock option transactions were:

	2004		2003
		Weighted		Weighted
		Average		Average
		Exercise Price		Exercise Price of
	Grand Options	of Shares Under	Granted Options	Shares Under
	for Common Stock	Plan	for Common Stock	Plan
Beginning balance	173,326	10.54	140,092	10.00
Granted	33,884	15.64	34,234	10.62
Exercised	—	—	—	—
Forfeited	(1,000)	11.30	(1,000)	10.00

Ending Balance	206,210	11.38	173,326	10.54

DISCOVERY BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — STOCK OPTION PLAN (Continued)

     The following table summarizes information concerning currently outstanding and exercisable options:

		Weighted
		Average	Weighted
		Remaining	Average
	Number	Contractual	Exercise	Number
	Outstanding	Life	Price	Exercisable
Incentive stock options	80,268	7.5 Years	$11.42	39,491
Non-qualified options	125,942	7.5 Years	$11.42	54,061

	206,210	7.5 Years	$11.38	93,552

NOTE 13 — FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of the Bank’s involvement in particular classes of financial instruments.

     The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

     At December 31, 2004 and 2003, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2004	2003
Unfunded commitments under lines of credit	$21,896,174	$17,516,235
Commercial and standby letters of credit	482,137	312,681

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support

DISCOVERY BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (Continued)

public and private borrowing arrangements. All standby letters of credit issued by the Bank expire within one year of issuance. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments, if deemed necessary.

     Lines of credit and commercial and standby letters of credit are variable rate loans generally tied to the prime rate or other variable indexes.

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of financial instruments is the amount at which an asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced liquidation. Fair value estimates are made at a specific point in time based on the type of financial instrument and relevant market information.

     Because no quoted market price exists for a significant portion of the Bank’s financial instruments, the fair values of such financial instruments are derived based on the amount and timing of future cash flows, estimated discount rates, as well as management’s best judgment with respect to current economic conditions. Many of these estimates involve uncertainties and matters of significant judgment and cannot be determined with precision.

     The fair value information provided is indicative of the estimated fair values of those financial instruments and should not be interpreted as an estimate of the fair market value of the Bank taken as a whole. The disclosures do not address the value of recognized and unrecognized nonfinancial assets and liabilities or the value of future anticipated business. In addition, tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into any of the estimates.

     The following methods and assumptions were used to estimate the fair values of significant financial instruments at December 31, 2004 and 2003:

     Cash and short-term investments - These financial instruments have relatively short maturities or no defined maturities but are payable on demand, with little or no credit risk. For these instruments, the carrying amounts represent a reasonable estimate of fair value.

     Investment securities, available-for-sale - Investment securities, available-for-sale, are reported at their fair values based on quoted market prices.

     Loans - Fair values were estimated for performing loans by discounting the future cash flows using market discount rates that reflect the credit and interest-rate risk inherent in the loans.

DISCOVERY BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

     Deposits - The fair values of demand deposits, savings deposits and money market accounts were the amounts payable on demand at December 31, 2004 and 2003. The fair value of time deposits were the amounts payable at maturity as all time deposits mature within one year.

     Short-term borrowings - For such short-term borrowings, the carrying amount was considered to be a reasonable estimate of fair value.

     Commitments to extend credit and letters of credit - The estimated fair value of financial instruments with off-balance sheet risk is not significant at December 31, 2004 and 2003.

     The following table presents the carrying amounts and fair values of financial instruments at December 31:

	2004		2003
	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
FINANCIAL ASSETS
Cash and other short term Investments	$6,583,876	$6,583,876	$2,110,388	$2,110,388
Interest-bearing deposits with Banks	2,691,623	2,691,623	2,533,294	2,533,294
Investment securities, available for sale	2,705,734	2,705,734	2,568,846	2,568,846
Loans	80,036,566	79,616,594	59,935,580	59,905,845
FINANCIAL LIABILITIES
Deposits	$79,679,058	$79,679,058	$54,161,390	$54,161,390
Borrowings	9,000,000	9,000,000	4,305,000	4,305,000

NOTE 15 – EMPLOYMENT AGREEMENTS

     The Bank has entered into employment agreements with certain employees which provide for annual bonuses based upon a predetermined formula, company owned automobiles, expense reimbursements, stock options, and standard and customary medical, dental, and life insurance benefits. The agreements also provide for severance compensation for termination without cause.

     CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Discovery Bank

We have audited the accompanying balance sheets of Discovery Bank as of December 31, 2003 and 2002, and the related statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Discovery Bank as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Los Angeles, California
January 13, 2004

DISCOVERY BANK

BALANCE SHEETS

DECEMBER 31,	2003	2002
ASSETS
Cash and due from banks	$1,495,388	$1,402,160
Federal funds sold	615,000	1,745,000

Cash and cash equivalents	2,110,388	3,147,160
Interest-bearing deposits at banks	2,533,294	498,000
Investment securities, available-for-sale	2,842,646	654,221
Loans, net	59,935,580	37,202,074
Accrued interest receivable and other assets	412,540	240,655
Deferred income tax asset, net of valuation allowance	205,000	—
Premises and equipment, net	242,888	213,151

TOTAL ASSETS	$68,282,336	$41,955,261

LIABILITIES
Deposits
Non-interest-bearing demand	$9,406,444	$5,834,829
Interest-bearing demand	14,945,397	5,181,688
Savings	819,653	423,849
Time, under $100,000	17,034,658	16,887,312
Time, $100,000 and over	11,955,238	7,068,137

Total deposits	54,161,390	35,395,815

Borrowings	4,305,000	—
Accrued interest payable and other liabilities	119,704	381,816

TOTAL LIABILITIES	58,586,094	35,777,631

Commitments and contingencies (Note 9)

STOCKHOLDERS’ EQUITY

Common stock	10,754,630	7,669,642
Accumulated deficit	(1,065,744)	(1,505,620)
Accumulated other comprehensive income	7,356	13,608

	9,696,242	6,177,630

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$68,282,336	$41,955,261

The accompanying notes are an integral part of these financial statements.

DISCOVERY BANK

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,	2003	2002

INTEREST INCOME
Interest and fees on loans	$3,172,662	$1,709,777
Interest on federal funds sold	40,094	34,649
Interest on securities	47,148	47,176
Other	32,355	14,576

	3,292,259	1,806,178

INTEREST EXPENSE
Deposits	850,093	495,822
Other	15,983	—

	866,076	495,822

NET INTEREST INCOME	2,426,183	1,310,356

PROVISION FOR LOAN LOSSES	288,589	390,713

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	2,137,594	919,643

NON - INTEREST INCOME
Service charges and other income	456,786	133,095

NON - INTEREST EXPENSE
Salaries and employee benefits	1,310,738	1,048,773
Occupancy	190,190	158,491
Furniture and equipment	97,032	80,923
Data processing	125,823	99,126
Advertising	147,077	66,862
Professional	120,423	144,307
Office supplies	28,035	50,157
Other operating	284,385	131,476

	2,303,703	1,780,115

INCOME (LOSS) BEFORE INCOME TAXES	290,677	(727,377)

INCOME TAX (BENEFIT) PROVISION	(149,200)	800

NET INCOME (LOSS)	$439,877	$(728,177)

Earnings (loss) per share	$0.49	$(0.92)

Diluted Earnings per share	$0.46	$(0.92)

The accompanying notes are an integral part of these financial statements.

DISCOVERY BANK

STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003

	Common Stock no par
	value; 10,000,000 shares		Accumulated
	authorized		Other	Total
	Shares		Accumulated	Comprehensive	Stockholders’
	Outstanding	Amount	Deficit	Income (Loss)	Equity
Balance, December 31, 2001	795,298	$7,669,642	$(777,443)	$(13,437)	$6,878,762

Net loss	—	—	(728,177)	—	(728,177)

Unrealized losses on investment securities	—	—	—	27,045	27,045

Total comprehensive loss					(701,132)

Balance, December 31, 2002	795,298	7,669,642	(1,505,620)	13,608	6,177,630

Proceeds from stock offering	242,000	3,084,988	—	—	3,084,988

Net income	—	—	439,876	—	439,876

Unrealized gains on investment securities	—	—	—	(6,252)	(6,252)

Total comprehensive income					433,624

Balance, December 31, 2003	1,037,298	$10,754,630	$(1,065,744)	$7,356	$9,696,242

The accompanying notes are an integral part of these financial statements.

DISCOVERY BANK

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$439,876	$(728,177)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for loan losses	288,589	390,713
Depreciation and amortization	86,282	81,507
Amortization of deferred loan fees	(51,237)	(13,138)
Change in:
Deferred tax assets, net	(205,000)	—
Accrued interest receivable and other assets	(171,885)	(157,285)
Accrued interest payable and other liabilities	(262,112)	323,741

Net cash provided by (used in) operating activities	124,513	(102,639)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of premises and equipment	(116,019)	(25,732)
Capitalization of deferred loan fees	132,797	60,775
Purchases of certificates of deposit	(2,533,294)	(99,000)
Purchase of FHLB stock	(213,800)	—
Redemption of certificates of deposit	498,000	—
Purchases of securities available-for-sale	(1,980,877)	—
Sales, maturities and paydowns of securities available for sale	0	1,175,139
Net change in loans	(23,103,655)	(31,239,602)

Net cash used for investing activities	(27,316,848)	(30,128,420)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock, net of capital raising costs	3,084,988	—
Increase in borrowings	4,305,000	—
Net change in deposits	18,765,575	30,491,912

Net cash provided by financing activities	26,155,563	30,491,912

(Decrease) increase in cash and cash equivalents	(1,036,772)	260,853

CASH BALANCE
Beginning of year	3,147,160	2,886,307

End of year	$2,110,388	$3,147,160

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Income taxes	$800	$800

Interest	$863,597	$463,715

Supplemental Disclosures of Noncash Activities:
Total change in unrealized (gains) losses on securities available-for-sale	$(6,252)	$27,045

The accompanying notes are an integral part of these financial statements.

DISCOVERY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations - Discovery Bank (hereinafter the “Bank”) operates under a state charter, granted in September 2001, and provides a full range of banking services to individual and corporate customers through one branch located in San Marcos, California. The Bank, which commenced operations in September 2001, under the name Discovery Valley Bank, generates commercial and consumer loans and receives deposits from customers located primarily in San Diego County, California and the surrounding areas. As a state bank, the Bank is subject to regulation by the California Department of Financial Institutions (“DFI”) and the Federal Deposit Insurance Corporation (“FDIC”). On December 26, 2002, the stockholders approved a change in name from Discovery Valley Bank to Discovery Bank. The Bank’s articles of incorporation were amended in January 2003.

     The Bank was organized by the issuance of 795,298 shares of common stock, the proceeds of which amounted to $7,669,642, net of capital raising costs and expenses. During the year ended December 31, 2003, the Bank underwent a secondary offering which resulted in the issuance of an additional 242,000 shares of common stock, the proceeds of which amounted to $3,084,988, net of capital raising costs and expenses. In conjunction with the secondary offering, the Bank also issued 60,500 warrants.

     The Bank is also authorized to issue 10,000,000 shares of preferred stock. As of December 31, 2003 and 2002, there was no preferred stock issued and outstanding.

     Financial Statement Presentation and Use of Estimates - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reporting practices applicable to the banking industry. In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as of the balance sheet date. These estimates also affect the amounts of revenues and expenses reported during the period. Actual results could differ from the estimated amounts.

     Reclassifications - Certain prior year amounts have been reclassified to conform to the current year presentation.

     Concentrations of Credit Risk - Assets and liabilities that subject the Bank to concentrations of credit risk consist of interest bearing deposits at other banks, investments, loans, and deposits. Most of the Bank’s customers are located within San Diego County and the surrounding areas. The types of securities the Bank invests in are discussed in Note 2 and the Bank’s primary lending products are discussed in Note 3. For the years ended December 31, 2003 and 2002, the Bank did not have any significant concentrations to any one customer or industry. The Bank obtains what it believes to be sufficient collateral to secure potential losses. The extent and value of the collateral varies based upon the details underlying each loan agreement.

     As of December 31, 2003 and 2002, the Bank had cash deposits at other financial institutions in excess of FDIC insured limits. However, as the Bank places these deposits with major financial institutions, management believes the risk of loss to be minimal.

     Cash and Cash Equivalents - For purposes of the statement of cash flows, cash and cash equivalents includes cash, balances due from banks, and federal funds sold, that are purchased with an original maturity date less than ninety days.

     Certificates of deposit - Interest-bearing deposits in banks are purchased with an original maturity date greater than ninety days, mature within one to five years and are carried at cost.

DISCOVERY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Securities - The Bank is required to specifically identify its securities as “held-to-maturity,” “available-for-sale” or “trading” securities. The Bank invested in no securities that were classified as “trading” or “held-to-maturity” during the years ended December 31, 2003 and 2002.

     Securities available-for-sale consist of securities not classified as trading securities or as securities held-to-maturity. Securities available-for-sale are recorded at fair value. Fair value for these investment securities are based on quoted market prices. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as other comprehensive income (loss) and carried as accumulated comprehensive income (loss) within stockholders’ equity until realized.

     Premiums and discounts on purchased securities are recognized as interest income using the effective interest method over the term of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

     Loans - The Bank grants mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is secured by real estate throughout San Diego County and the surrounding areas. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in the area.

     Loans that management has the intent and ability to hold for the foreseeable future, until maturity or until pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the effective interest method.

     The accrual of interest on loans is discontinued at the time a loan becomes ninety-days delinquent unless the credit is well secured and in process of collection. In some cases, loans can be placed on nonaccrual or charged-off at an earlier date if collection of principal and interest is considered doubtful.

     All interest accrued, but not collected, for loans that are placed on nonaccrual or are charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due become current and future payments are reasonably assured.

     Allowance For Loan Losses - The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the collectibility of loan principal becomes unlikely. Subsequent recoveries, if any, are credited to the allowance.

     The allowance for loan losses is evaluated on an ongoing basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect a borrower’s ability to repay, changes in the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as conditions change.

DISCOVERY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting future scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial, construction, and consumer term loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

     Premises and Equipment - Equipment, furniture, and fixtures are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of improvements. Maintenance and repairs are expensed as incurred while major improvements or additions are capitalized. Gains and losses on dispositions are included in current operations.

     Advertising Costs - Advertising costs are expensed in the period incurred.

     Financial Instruments - In the ordinary course of business, the Bank has entered into off-balance sheet agreements consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

     Income Taxes - The Bank records its provision for income taxes under the liability method. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred taxes result from temporary differences in the recognition of certain income and expense amounts between the Bank’s financial statements and its tax return. The principal items giving rise to these differences include the allowance for loan losses, unused net operating losses, and organization and start-up costs.

     Retirement Plan - The Bank’s contributions to the qualifying employee retirement plan are recorded as compensation cost in the period incurred.

     Stock Option Plan - The Bank has a stock-based employee compensation plan, which is described more fully in Note 12. The Bank accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan have an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income if the Bank had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation. The significant assumptions used by the Bank’s management in computing these amounts are disclosed in Note 12.

DISCOVERY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2003	2002
Net income (loss)	$439,876	$(728,177)
Additional compensation for fair value of stock options	71,139	40,648

Pro forma net income (loss)	$368,737	$(768,825)

     Earnings Per Share - Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Bank relate solely to outstanding stock options, and are determined using the treasury stock method

     The following is a reconciliation of basic EPS to diluted EPS for the year ended December 31, 2003:

		Weighted Average	Per Share
	Net Income	Shares Outstanding	Amount

Basic EPS:
Income available to common shareholders	$439,876	1,037,298	$0.49
Effect of dilutive securities:
Stock options	—	38,957	(0.03)

Diluted EPS:
Income available to common shareholders	$439,876	1,079,255	$0.46

     The following is a reconciliation of basic EPS to diluted EPS for the year ended December 31, 2002:

		Weighted Average	Per Share
	Net Loss	Shares Outstanding	Amount

Basic EPS:
Loss available to common shareholders	($728,177)	795,298	($0.92)
Effect of dilutive securities:
Stock options	—	27,693	—

Diluted EPS:
Income available to common shareholders	($728,177)	822,991	($0.92)

     Comprehensive Income - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in stockholders’ equity from non-owner sources, such as unrealized gains and losses on available-for-sale securities, are reported with net income as comprehensive income and shown as a separate component of the equity section on the balance sheet. For the years ended December 31, 2003 and 2002, unrealized holding gains (losses) on available-for-sale securities were the only items of other comprehensive income.

     Federal Home Loan Bank and Pacific Coast Bankers Bank Stock - As a member of the Federal Home Loan Bank (FHLB), the Bank is required to purchase FHLB stock in accordance with its advances, securities, and deposit agreement. The stock is available-for-sale and may be redeemed at par value, however only in connection with the Bank surrendering its FHLB membership. The Bank also invests in the stock of Pacific Coast Bankers Bank (PCBB), in connection with its advance and correspondent banking arrangement with PCBB. These investments are carried at cost as of December 31, 2003 and 2002.

DISCOVERY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Recently issued accounting standards - In January 2003, the FASB issued Interpretation No. 46®, Consolidation of Variable Interest Entities (VIE). It defined a VIE as a corporation, partnership, trust, or any other legal structure used for the business purpose that either a) does not have equity investors with voting rights or b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. This interpretation will require a VIE to be consolidated or deconsolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities or entitled to receive a majority of the entity’s residual return. The provisions of interpretation No. 46 are required to be applied immediately to VIE’s created after December 15, 2003. The Bank does not have any VIE’s and accordingly the implementation of the Interpretation did not result in an impact on its financial position or results of operations.

     In April 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities.

     This Statement is effective for contracts entered into or modified after June 30, 2003. Adoption of the Statement did not result in an impact on the Bank’s statement of financial position or results of operations.

     In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. Adoption of the Statement did not result in an impact on the Bank’s statement of financial position or results of operations.

     In November 2003, the Emerging Issues Task Force (EITF) researched a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under FASB Statements No. 115 and 124, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. This EITF consensus is effective for fiscal years ending after December 15, 2003. Accordingly, the Bank has adopted this statement as of December 31, 2003 and the result did not have an impact on the Bank’s statement of financial position or results of operations.

DISCOVERY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - INVESTMENT SECURITIES, AVAILABLE-FOR-SALE

     The Bank’s securities are available-for-sale. The amortized cost of securities and their approximate fair values as of December 31 are:

	2003
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-sale securities:
U.S. government agency securities	$1,645,672	$17,806	$(969)	$1,662,509
Mutual funds	915,818	—	(9,481)	906,337
FHLB stock	213,800	—	—	213,800
PCBB stock	60,000	—	—	60,000

Total securities	$2,835,290	$17,806	$(10,450)	$2,842,646

	2002
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-sale securities:
U.S. government agency securities	$580,613	$13,608	$—	$594,221
PCBB stock	60,000	—	—	60,000

Total securities	$640,613	$13,608	$—	$654,221

     For the year ended December 31, 2003, some of the investment securities have fair values less than amortized cost and therefore contain unrealized losses. The Bank has evaluated these securities and has determined that the decline in value is temporary and is related to the change in market interest rates since purchase. The decline in value is not related to any company or industry specific event. There are approximately two investment securities with unrealized losses amounting to $10,450 as of December 31, 2003. The Bank anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

     The amortized cost and estimated fair value of the available-for-sale securities at December 31, 2003, by contractual or expected maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
	Cost	Value
Due in one year or less	$—	$—
Due after one year through five years	1,285,016	1,297,302
Due after five years through ten years	360,656	365,207
No stated maturity date (common stock and mutual funds)	1,189,618	1,180,137

Totals	$2,835,290	$2,842,646

     During the year ended December 31, 2003, there were no securities sold. For the year ended December 31, 2002, proceeds from sales of securities available-for-sale amounted to $999,750. The realized loss related to the sales in 2002 amounted to $250.

DISCOVERY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - INVESTMENT SECURITIES, AVAILABLE-FOR-SALE (Continued)

     The Bank did not have securities pledged to secure public deposits at December 31, 2003 or 2002. At December 31, 2003, the Bank had $1,500,000 in securities pledged as collateral in accordance with their line of credit agreement with Federal Home Loan Bank.

NOTE 3 - LOANS

     The major classifications of loans at December 31 are summarized as follows:

	2003	2002
Real estate	$40,283,738	$26,668,803
Commercial	17,473,037	9,260,351
Consumer	3,069,460	1,793,426

Gross loans	60,826,235	37,722,580
Less: deferred loan fees	(130,316)	(48,756)
Less: allowance for loan losses	(760,339)	(471,750)

	$59,935,580	$37,202,074

     Transactions in the allowance for loan losses are summarized as follows:

	2003	2002
Balance, beginning of year	$471,750	$81,037
Provision for loan losses charged to expense	288,589	390,713
Loans charged-off	—	—
Recoveries of loans previously charged-off	—	—

Balance, end of year	$760,339	$471,750

     There were no loans past due, not accruing interest or considered impaired as of December 31, 2003 or 2002.

NOTE 4 - PREMISES AND EQUIPMENT

     Premises and equipment consisted of the following at December 31:

	2003	2002
Equipment, furniture and fixtures	$302,625	$186,606
Leasehold improvements	117,095	117,095

	419,720	303,701
Less: accumulated depreciation and amortization	(176,832)	(90,550)

Premises and equipment, net	$242,888	$213,151

NOTE 5 - DEPOSITS

     At December 31, 2003, the scheduled maturities of time deposits are as follows:

DISCOVERY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - INCOME TAXES (Continued)

	Time Deposits	Time Deposits
	< $100,000	> $100,000
2004	$16,935,658	$11,654,030
2005	99,000	200,000
Thereafter	—	101,208

	$17,034,658	$11,955,238

NOTE 6 - LINE OF CREDIT

     The Bank has a continuous revolving line of credit with Federal Home Loan Bank (FHLB) providing for working capital advances up to $9,308,000. Borrowings are payable on demand and are fully collateralized by certain Bank assets. Interest on outstanding borrowings accrues at the rates negotiated at the time of borrowing which range from 1.00% to 1.03%. The Bank had $4,305,000 outstanding against the line as of December 31, 2003. The Bank had no outstanding borrowings against the line as of December 31, 2002.

     The Bank has an unsecured line of credit with Pacific Coast Bankers Bank (PCBB) providing for fed fund purchases up to $2,500,000. Interest on outstanding borrowings accrues at the PCBB daily fed funds rate. The Bank had no outstanding borrowings against the line as of December 31, 2003 and 2002.

NOTE 7 - INCOME TAXES

     The provision for income taxes consisted of the following for the periods ended December 31:

	2003	2002
Current:
Federal	$—	$—
State	55,800	800

	55,800	800

Deferred:
Federal	73,530	(155,113)
State	27,970	(27,373)

	101,500	(182,486)

Increase (decrease) in valuation allowance	(306,500)	182,486

(Benefit) provision for income taxes	$(149,200)	$800

     The following summarizes the differences between the provision for income taxes for financial statement purposes and the federal statutory rate of 34% for the years ended December 31, 2003 and December 31, 2002.

	2003	2002
Tax provision at federal statutory rate	34.0%	(34.0)%
State franchise tax, net of federal income tax benefit	7.1	(4.3)
Permanent adjustments	1.3	(1.3)
Other	11.6	—
Increase (decrease) in valuation allowance	(105.3)	39.7

Tax (benefit) provision	(51.3)%	0.1%

     The components of the net deferred tax asset are as follows at December 31:

DISCOVERY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 7 — INCOME TAXES (Continued)

	2003	2002
Net unrealized gain/loss on securities available-for-sale	$—	$—
Depreciation	(65,337)	2,600
Allowance for loan losses	312,500	194,100
Certain prepaid assets	(48,109)	(31,800)
Net benefit for state taxes	—	300
Net operating loss carryforward	255,488	360,100
Organizational expenditures and start-up costs	41,086	56,600
Software amortization	15,872	31,100

Deferred tax asset	511,500	613,000

Less valuation allowance	(306,500)	(613,000)

Net deferred tax asset	$205,000	$—

     As of December 31, 2003, the Bank has net operating loss carryforwards of approximately $908,000 and $722,000 available to reduce future federal and state taxable income, respectively. The net operating loss carryforwards begin expiring in 2021 and expire through 2022. Utilization of state net operating loss carryforwards has been suspended until 2004.

     In 2003, the Bank has recognized net deferred tax assets. Management believes that the Bank will realize a tax portion of the deferred tax benefit in the normal cause of business. The Bank has reduced its valuation allowance by $306,500 because, some uncertainty still remains as to the Bank’s ability to ultimately use all of its operating loss carryforwards to reduce future taxable income.

NOTE 8 — REGULATORY CAPITAL

     The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Under existing state laws, the Bank is restricted in its ability to pay dividends.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets, all of which are defined in the regulations.

     To be categorized as adequately capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. Management believes the institution is well capitalized under the prompt corrective action provisions.

DISCOVERY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 8 — REGULATORY CAPITAL (Continued)

     The Bank’s required and actual capital amounts and ratios are as follows:

			Minimum Capital		Minimum To Be Well
	Actual		Requirement		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003:

Total Risk-based Capital to Risk Weighted Assets	$10,400,000	16.23%	$5,146,000	8.00%	$6,433,000	10.00%

Tier 1 Capital to Risk - Weighted Assets	$9,680,000	15.05%	$2,573,000	4.00%	$3,860,000	6.00%

Tier 1 Capital to Average Assets	$9,680,000	15.27%	$2,536,000	4.00%	$3,171,000	5.00%

			Minimum Capital		Minimum To Be Well
	Actual		Requirement		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2002:

Total Risk-based Capital to Risk Weighted Assets	$6,636,000	16.83%	$3,155,000	8.00%	$3,944,000	10.00%

Tier 1 Capital to Risk - Weighted Assets	$6,163,286	15.63%	$1,577,000	4.00%	$2,366,000	6.00%

Tier 1 Capital to Average Assets	$6,163,286	15.09%	$1,134,000	4.00%	$2,043,000	5.00%

DISCOVERY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 9 — LEASE COMMITMENTS

     The Bank leases its main office space, branch facility, and a loan operations center under various operating leases expiring through June 2007. Rent expense for the years ended December 31, 2003 and 2002 was approximately $136,000 and $109,000, respectively.

     Minimum payments required under non-cancelable operating leases with terms in excess of one year are as follows for years ending December 31:

2004	$110,539
2005	84,756
2006	58,668
2007	27,150

NOTE 10 — RELATED PARTY TRANSACTIONS

     The Bank grants loans to and accepts deposits from directors, major stockholders and officers as well as entities with which these individuals are associated. Management believes these transactions were made in the ordinary course of business under substantially the same terms and conditions, including interest rates and collateral requirements, as comparable transactions with other customers, and did not involve more than normal credit risk or present other unfavorable features. Loan balances outstanding from related parties at December 31, 2003 and 2002 were approximately $1,784,000 and $496,000, respectively. Deposits from related parties at December 31, 2003 and 2003 were $1,189,000 and $1,462,000, respectively.

NOTE 11— EMPLOYEE BENEFIT PLAN

     The Bank has a 401(k) plan, established during fiscal year 2002, whereby substantially all employees are eligible to participate. Employees may contribute up to 15 percent of their compensation subject to certain limits based on federal tax laws. The Bank makes matching contributions equal to 50 percent of the first 6 percent of an employee’s compensation contributed to the 401(k) plan. Matching contributions vest to the employee equally over a five-year period. For the years ended December 31, 2003 and 2002, the Bank contributed $15,650 and $9,050, respectively, to the 401(k) plan.

NOTE 12 — STOCK OPTION PLAN

     The Bank has a stock option plan (hereinafter the “Plan”), which provides for non-qualified stock options for non-officer directors and incentive stock options for employees for a maximum of 250,000 shares of authorized common stock. Pursuant to the Plan, the Bank has awarded options at the initial offering price of $10 per share to directors and employees. The options granted vest and become exercisable in incremental percentages over five years from the grant date and expire ten years after grant.

DISCOVERY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 13 — FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (Continued)

     The pro forma information disclosed in Note 1 recognizes as compensation the value of stock options granted using an option valuation model. Management believes that the assumptions used in the option-pricing model are highly subjective and represent only one estimate of possible value, as there is no active market for the options granted. The fair value of the options granted in 2003 and 2002 is allocated to pro forma earnings over the vesting period of the options. The following assumptions were used to estimate the fair value of the stock options granted:

	2003	2002
Vesting period	5 Years	5 Years
Risk-free interest rate	3.99%	4.19%
Dividend yield rate	0%	0%
Price volatility	25%	0%
Weighted average expected life of options	5 Years	5 Years

     Stock option transactions were:

	2003		2002
		Weighted		Weighted
	Granted	Average	Granted	Average
	Options	Exercise	Options	Exercise
	for	Price of	for	Price of
	Common	Shares	Common	Shares
	Stock	Under Plan	Stock	Under Plan
Beginning balance	140,092	$10.00	142,045	$10.00
Granted	34,234	$10.62	8,250	$10.62
Exercised	—	—	—	—
Forfeited	(1,000)	$10.00	(10,203)	$10.06

Ending balance	173,326	$10.54	140,092	$10.00

     The following table summarizes information concerning currently outstanding and exercisable options:

		Weighted
		Average	Weighted
		Remaining	Average
	Number	Contractual	Exercise	Number
	Outstanding	Life	Price	Exercisable
Incentive stock options	69,268	8 Years	$10.75	25,638

Non-qualified options	104,058	8 Years	$10.45	33,250

	173,326	8 Years	$10.54	58,888

NOTE 13 — FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of the Bank’s involvement in particular classes of financial instruments.

DISCOVERY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 13 — FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (Continued)

     The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

     At December 31, 2003 and 2002, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2003	2002
Unfunded commitments under lines of credit	$17,516,235	$11,489,424
Commercial and standby letters of credit	312,681	5,000

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. All standby letters of credit issued by the Bank expire within one year of issuance. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments, if deemed necessary.

NOTE 14 — FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of financial instruments is the amount at which an asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced liquidation. Fair value estimates are made at a specific point in time based on the type of financial instrument and relevant market information.

     Because no quoted market price exists for a significant portion of the Corporation’s financial instruments, the fair values of such financial instruments are derived based on the amount and timing of future cash flows, estimated discount rates, as well as management’s best judgment with respect to current economic conditions. Many of these estimates involve uncertainties and matters of significant judgment and cannot be determined with precision.

     The fair value information provided is indicative of the estimated fair values of those financial instruments and should not be interpreted as an estimate of the fair market value of the Corporation taken as a whole. The disclosures do not address the value of recognized and unrecognized nonfinancial assets and liabilities or the value of future anticipated business. In addition, tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into any of the estimates.

DISCOVERY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 14 — FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

     The following methods and assumptions were used to estimate the fair values of significant financial instruments at December 31, 2003 and 2002:

     Cash and short-term investments - These financial instruments have relatively short maturities or no defined maturities but are payable on demand, with little or no credit risk. For these instruments, the carrying amounts represent a reasonable estimate of fair value.

     Investment securities, available-for-sale - Investment securities, available-for-sale, are reported at there fair values based on quoted market prices.

     Loans - Fair values were estimated for performing loans by discounting the future cash flows using market discount rates that reflect the credit and interest-rate risk inherent in the loans.

     Deposits - The fair values of demand deposits, savings deposits and money market accounts were the amounts payable on demand at December 31, 2003 and 2002. The fair value of time deposits was based on the discounted value of contractual cash flows. The discount rate was estimated utilizing the rates currently offered for deposits of similar remaining maturities.

     Short-term borrowings - For such short-term borrowings, the carrying amount was considered to be a reasonable estimate of fair value.

     Commitments to extend credit and letters of credit - The estimated fair value of financial instruments with off-balance sheet risk is not significant at December 31, 2003 and 2002.

     The following table presents the carrying amounts and fair values of financial instruments at December 31:

	2003		2002
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
FINANCIAL ASSETS
Cash and other short-term Investments	$2,110,388	$2,110,388	$3,147,160	$3,147,160
Interest-bearing deposits with banks	2,533,294	2,533,294	498,000	498,000
Investment securities, available-for-sale	2,842,646	2,842,646	654,221	654,221
Loans	59,935,580	59,905,845	37,202,074	37,186,265
FINANCIAL LIABILITIES
Deposits	$54,161,390	$54,161,390	$35,395,815	$35,395,815
Short-term borrowings	4,305,000	4,305,000	—	—

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of
Celtic Capital Corporation and
Columbia Capital Corporation:

We have audited the accompanying combined balance sheets of Celtic Capital Corporation and Columbia Capital Corporation as of December 31, 2004 and 2003, and the related combined statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Celtic Capital Corporation and Columbia Capital Corporation as of December 31, 2004 and 2003, and the combined results of operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of combining information for 2004 and 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated on all material respects in relation to the basic financial statements taken as a whole.

Los Angeles, California
March 2, 2005

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION

COMBINED BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS

Cash	$1,316,999	$711,480
Finance receivables, net	22,790,503	17,026,644
Fixed assets, net	79,896	92,398
Cash surrender value of life insurance	224,252	178,713
Prepaid expenses	14,514	57,595
Note receivable, officer	12,500	12,500
Other assets	40,542	31,302
Deferred income taxes	28,100	28,400

	$24,507,306	$18,139,032

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Liabilities
Note payable, bank	$19,917,688	$12,497,135
Accounts payable and accrued expenses	288,741	237,289
Notes payable, other	733,406	730,719
Subordinated notes payable	3,560,078	3,522,610
Junior subordinated debt	—	1,247,292

	24,499,913	18,235,045

Commitments and contingencies (Notes 9 and 13)

Stockholders’ equity (deficit)
Common stock (see Note 14)	76,320	75,000
Additional paid-in capital	460,604	441,424
Accumulated deficit	(529,531)	(612,437)

	7,393	(96,013)

	$24,507,306	$18,139,032

See notes to combined financial statements.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION

COMBINED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Interest income
Interest and fees on finance receivables	$4,512,152	$4,777,484
Less interest paid to participants	289,440	246,816

	4,222,712	4,530,668

Interest expense	1,374,979	1,306,901

Net interest income	2,847,733	3,223,767

Provision for credit losses	38,035	177,500

Net interest income after provision for credit losses	2,809,698	3,046,267

Costs and expenses
Salaries and employee benefits	1,683,317	1,663,042
Office and occupancy expense	535,584	703,673
Other operating expenses	496,399	541,521
Costs of abandoned merger	—	122,339

	2,715,300	3,030,575

Income before income tax expense	94,398	15,692

Income tax expense	300	3,150

Net income	$94,098	$12,542

See notes to combined financial statements.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION

COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 2004 AND 2003

     Additional

	Common	paid-in	Accumulated
	stock	capital	deficit	Total
Balance, January 1, 2003	$75,000	$441,424	$(613,787)	$(97,363)

Net income	—	—	12,542	12,542

Dividends	—	—	(11,192)	(11,192)

Balance, December 31, 2003	75,000	441,424	(612,437)	(96,013)

Net income	—	—	94,098	94,098

Issuance of stock (Note 11)	1,320	19,180	—	20,500

Dividends	—	—	(11,192)	(11,192)

Balance, December 31, 2004	$76,320	$460,604	$(529,531)	$7,393

See notes to combined financial statements.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities
Net income	$94,098	$12,542
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	32,658	41,749
Provision for credit losses	38,035	177,500
Deferred taxes	300	3,600
Amortization of loan discount	—	16,248
Amortization of loan acquisition cost	—	6,769
Interest expense added to subordinated notes	11,216	126,094
Change in:
Accounts payable and accrued expenses	51,452	(100,644)
Net change in other operating assets and liabilities	(11,698)	66,114

Net cash provided by operating activities	216,061	349,972

Cash flows from investing activities
Purchase of fixed assets	(20,156)	(14,667)
Net change in finance receivables, net of participations	(5,801,894)	2,880,976

Net cash provided by (used in) investing activities	(5,822,050)	2,866,309

Cash flows from financing activities
Net borrowings (repayments) on notes payable, bank	7,420,553	(2,093,412)
Net borrowings (repayments) on subordinated notes payable	26,252	(147,820)
Net repayments on notes payable, other	2,687	(78,750)
Repayments on Junior Subordinated debt	(1,247,292)	(1,250,000)
Dividends paid	(11,192)	(11,192)
Common stock issued	20,500	—

Net cash provided by (used in) financing activities	6,211,508	(3,581,174)

Increase (decrease) in cash	605,519	(364,893)

Beginning cash balance	711,480	1,076,373

Ending cash balance	$1,316,999	$711,480

See notes to combined financial statements.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION

COMBINED STATEMENTS OF CASH FLOWS — Continued

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Supplemental disclosures of cash flows information

Cash paid during the year for:

Interest	$1,504,085	$1,420,936

Income taxes	$800	$1,600

Noncash investing and financing activities

     During the years 2004 and 2003, interest expense was added to the principal balance of Subordinated Notes and Junior Subordinated debt in the amounts of $11,216 and $126,094, respectively.

See notes to combined financial statements.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1. Business activity and summary of significant accounting policies

     The accounting and reporting policies of Celtic Capital Corporation and Columbia Capital Corporation conform with accounting principles generally accepted in the United States of America and general practice within the finance industry. A summary of the significant accounting policies consistently applied in preparation of the accompanying combined financial statements follows.

       Business activity and basis of presentation

     The combined December 31, 2004 and 2003 financial statements include the accounts of Celtic Capital Corporation and Columbia Capital Corporation (the Group), which are related through common ownership and management. All intercompany accounts have been eliminated.

     The Group makes commercial business loans, which are primarily secured by the accounts receivable and personal property of its borrowers and is licensed to conduct business as a finance lender and broker. The loans are often secured secondarily by the real property and/or the personal assets of the owners of borrowing companies. The Group’s customer base is located mainly in California.

       Concentrations of credit risk

     Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of trade accounts receivable and uninsured cash balances.

     Concentrations of credit risk with respect to loans receivable are limited due to the diverse customer base and variety of industries in which the Group’s customers operate. The Group requires collateral from its customers and performs ongoing credit evaluations of its customers’ collateral. The Group limits its exposure on certain credits by engaging in participations on a pari passu basis with other lenders.

     Under current regulations, the bank accounts are insured up to $100,000 by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2004 and 2003 there were uninsured bank balances in the amounts of $1,238,081 and $606,664, respectively.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1. Business activity and summary of significant accounting policies - Continued

       Allowance for credit losses

     The determination of the balance in the allowance for credit losses is based on an analysis of the loan portfolio and reflects an amount which, in management’s judgment, is adequate to provide for potential losses after giving consideration to the character of the loan portfolio, current economic conditions, past loss experience and such other factors as warrant current recognition in estimating credit losses.

     Property and equipment and depreciation

     Property and equipment are stated at cost. Depreciation is computed using the accelerated method based on the estimated useful lives of the assets, generally ranging from five to seven years. Expenditures for major renewals and improvements that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

     Income and deferred taxes

     The Group has elected to be taxed under sections of the federal income tax law, which provide that, in lieu of corporate income taxes, the stockholders separately account for their pro-rata shares of the Companies’ items of income, deductions, losses and credits. Therefore, these statements do not include any provision for corporate federal income taxes. Similar provisions apply for California income tax reporting; however, California tax law provides for a tax of 3.5% at the corporate level. Accordingly, the income tax provision consists of the income tax on California taxable income of the Group.

     The Group accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” which requires the use of the “liability method” of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year’s income, taxable for state income tax reporting purposes, plus or minus the change during the period in deferred tax assets and liabilities.

     Deferred income taxes have been provided primarily as a result of different methods of reporting credit loss reserves for financial reporting and income tax purposes.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1. Business activity and summary of significant accounting policies - Continued

       Advertising costs

     Advertising costs are expensed as incurred. Advertising costs charged to operations were $81,816 and $87,780 for the years ended December 31, 2004 and 2003, respectively.

     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for credit losses.

     Reclassifications

     Certain amounts have been reclassified in the 2003 combined financial statements to conform to the classification used in 2004.

     Revenue recognition

     The Group computes its interest charges monthly on the average daily loan balances. In addition, administrative fees, which are based on the average daily collateral balance, are recognized when charged. Prepayment charges imposed on loans paid off before their expiration date are recognized as income at the time of termination, when, in management’s opinion, there is sufficient collateral to assure collectibility; otherwise, income is recognized as collected.

     The Group has adopted a policy of deferring net loan fee income (fees in excess of unreimbursed direct costs). Net loan fee income is capitalized and amortized to income over the term of the related financing.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

2. Finance receivables

     At December 31, 2004 and 2003, finance receivables consist of the following:

	2004	2003
Accounts receivable loans	$23,089,725	$16,108,740
Equipment loans	3,242,243	1,655,939
Inventory loans	527,559	361,496

	26,859,527	18,126,175
Less: Pari passu participations	(3,719,024)	(850,036)

	23,140,503	17,276,139
Less: Allowance for credit losses	(305,000)	(255,000)
Deferred income	(45,000)	5,505

	$22,790,503	$17,026,644

     All the accounts receivable loans have been made to commercial customers and are due at various dates within three years. Experience of the Group has shown that a majority of these accounts receivable loans are continuously renewed. Term and Inventory loans mature at various dates between one and two years and are primarily secured by inventory, equipment, and real estate.

     On December 31, 2004, contractual maturities of finance receivables, net of participations, were as follows:

	2005	2006	2007	Total
Accounts receivable loans	$18,240,613	$2,056,281	$248,337	$20,545,231
Equipment loans	2,051,966	—	93,854	2,145,820
Inventory loans	32,498	305,119	111,835	449,452

	$20,325,077	$2,361,400	$454,026	$23,140,503

     The Group is the lead lender in pari passu participation with other lenders in total gross loans of $8,698,367 and $2,858,980 at December 31, 2004 and 2003 respectively.

     Management has reviewed the outstanding finance loans and has determined based on client reported collateral, loan trend analysis and internal audits, that the reserve for credit losses of $305,000 and $255,000 at December 31, 2004 and 2003, respectively, is adequate. The Group has developed their internal control procedures to mitigate and detect fraud at the customer level; however, management is not able to fully assess the risk of fraud or the effect on the Group should a fraud occur. The reserve for credit losses has not been adjusted to reflect a risk outside the normal credit loss history of the Group.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

2. Finance receivables - Continued

     Changes in the allowance for credit losses for the years ended December 31, 2004 and 2003 were as follows:

Balance as of December 31, 2002	$327,500
Provision for credit losses	177,500
Loans charged off	(250,000)
Recoveries	—

Balance as of December 31, 2003	255,000
Provision for credit losses	38,035
Loans charged off	—
Recoveries	11,965

Balance as of December 31, 2004	$305,000

     As of December 31, 2004 the Group had outstanding loans to three customers aggregating $6,011,831 which amounted to 26% of the outstanding loans receivable. Interest income from these three customers was $553,172 for the year ended December 31, 2004.

     As of December 31, 2003 the Group had outstanding loans to three customers aggregating $4,748,545 which amounted to 26% of the outstanding loans receivable. Interest income from these three customers was $523,587 for the year ended December 31, 2003.

3. Fixed assets

     At December 31, 2004 and 2003, fixed assets consist of the following:

Asset Life		2004	2003
Office furniture, equipment and computer software	5 – 7	$369,335	$386,033

Less accumulated depreciation		(289,439)	(293,635)

Fixed assets, net		$79,896	$92,398

     In 2004 and 2003, depreciation charged to expense was $32,658 and $41,749, respectively.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

4. Note receivable, officer

At December 31, 2004 and 2003, the Group has loaned $12,500 and $12,500, respectively, to a key executive of the Group. Amounts outstanding are non-interest bearing and are due on demand.

5. Note payable, bank

     The Group has a $25,000,000 revolving line-of-credit with a bank. The line-of-credit matures in August 2004. The agreement provides for the bank to advance funds up to the maximum line of credit, provided the total amount of outstanding advances at any one time does not exceed the “Borrowers’ Borrowing Base” (BBB). The BBB is based on a percentage of the Group’s good quality accounts receivable, equipment and inventory, pledged to it by its debtors. The line of credit is subject to covenants requiring the combined companies to meet certain leverage and net worth ratios and contains restrictions as to the incurrence of additional debt, capital expenditures and payment of dividends. Principal is payable on demand, and interest is payable monthly at prime plus 1%. The outstanding balance under this revolving line of credit was $19,917,688 and $12,497,135 at December 31, 2004 and 2003, respectively. The note payable is secured by pledged loans and other assets of the Group and is personally guaranteed by officers of the Corporations.

     During 2004 the Group renegotiated this line-of-credit. The terms remained substantially the same except the lender approved the use of the line to pay off the remaining balance of approximately $1,250,000 of their Junior Subordinated Debt (see Note 8) and extended the term of the lending agreement to April 2007.

     The revolving line-of-credit agreement contains covenants regarding certain financial statement amounts, ratios and activities of the Group. At December 31, 2004, the Group was in compliance with all such covenants.

6. Notes payable, other

     Notes payable, other, consists of two 30-day demand loans with interest at prime minus 1%, and 9%, respectively per annum. The holders of the notes are also borrowers from the Company. The cash proceeds from these notes are held as collateral to secure the borrower’s indebtedness.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

7. Subordinated notes payable

     The Group has issued various notes payable (unsecured) which have been subordinated to the bank referred to in Note 5. Repayment of principal on these notes is subject to liquidity requirements and lender approval. All are due within one year or on demand. If not redeemed, the notes automatically roll over for an additional term. Interest is paid either monthly or is added to the outstanding balance. The notes generally bear interest at prime plus 4 percent per annum.

     At December 31, 2004 and 2003, subordinated notes payable included related party notes of $611,073 and $513,546, respectively. Interest paid to related parties during the years ended December 31, 2004 and 2003 was approximately $55,000 and $36,000, respectively.

8. Junior subordinated debt and stock warrant

     In March 1999, Celtic Capital entered into an agreement to borrow up to $5,000,000 from a bank in the form of Junior Subordinated Debt (Note). This unsecured Note was due and payable January 31, 2004 with no scheduled principal payments, and bears interest, payable monthly at 12% per annum. During 2003 the Company repaid $1,250,000 of principal on this Note.

     In connection with this indebtedness, Celtic Capital issued a detachable warrant, which permits the holder to purchase 35% of Celtic Capital’s common stock for $.01 per share. The exercise of this warrant is not contingent on the payment of the Note. A value of $75,000 has been assigned to this warrant. A corresponding discount for the same amount has been applied as a reduction of this indebtedness and is being amortized over the term of the Note and charged to interest expense. Amortization charged to interest expense for the years ending December 31, 2004 and 2003 was $-0- and $16,248. At December 31, 2003, the purchaser has rights to purchase 22% of Celtic Capital’s Common Stock at $.01 per share.

     During 2004 this loan was paid off as part of a renegotiation of its revolving line of credit with its lender (see Note 5). Upon payoff of the loan, warrants held by the lender to purchase 7% of the Group’s common stock were cancelled. The lender now holds warrants allowing them to purchase up to 15% of Celtic Capital’s common stock for $.01 per share. All warrants are exercisable and expire in March 2009. In conjunction with the proposed sale of substantially all of its assets, the company is currently in negotiation with the lender to buy back the warrants (Note 15).

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

9. Financial instruments with off-balance-sheet risk

     In the normal course of business, the Group is a party to financial instruments in the form of unfunded loan commitments, that have off-balance-sheet risk. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the combined balance sheets. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract and there is sufficient eligible collateral. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amount generally represent future cash requirements. The Group evaluates each customer’s credit worthiness on a case by case basis. The amount of collateral is based on management’s credit evaluation.

     Financial instruments whose contract amounts represent off-balance-sheet credit risk are the unfunded portion of the receivable loans. This unfunded portion of receivable loans, net of participations, is limited to available collateral. The unfunded portion of receivable loans, net of participations, was approximately $4,813,000 and $4,350,000 at December 31, 2004 and 2003, respectively.

10. Income taxes

     For the years ended December 31, 2004 and 2003, the Group’s provision for income tax expense consists of the following:

	2004	2003
Current:
State	$800	$800
Deferred	300	3,600
Over accrual of prior year taxes	(800)	(1,250)

	$300	$3,150

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

10. Income taxes - Continued

     At December 31, 2004 and 2003, the components of the net deferred tax asset consist of the following:

	2004	2003
Total deferred tax assets	$28,100	$28,400

     Deferred taxes are provided for the tax effects of net operating loss (NOL) carryforwards and allowance for doubtful accounts. At December 31, 2004, the Group has approximately $482,000 of state NOL carryforwards expiring in the year 2016. These losses will expire if not used by 2016. The above described carryforwards are included in the Group’s calculation of its deferred tax asset, however, realization of the deferred tax asset is dependent on the Group generating sufficient taxable income prior to expiration of the NOL carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

11. Incentive compensation plan and stock compensation plan

     In 2000, Celtic Capital Corporation entered into an unqualified deferred compensation agreement with one of its key managers. The agreement entitles the employee to receive deferred compensation based on years of service and the operation of a performance driven formula as defined in the agreement. Payments due under this agreement are due over three years. The employee’s rights under this agreement vest at a rate of 25% each January first, and are 100% vested by January 1, 2003. However, in the event of the sale of more than 50% of the stock or assets, the employee may be entitled to a certain portion of the sales proceeds without regard to years of service. As of December 31, 2003 the Group has incurred no liability related to this agreement, because the requirements of the performance driven formula were not met. In May 2004 the Group entered into an agreement with the employee to terminate the Plan and issue shares of common stock. As part of the agreement to terminate the Plan, Celtic has issued new common shares to equal 5% of the total outstanding shares of the Celtic. Total value of the shares are $20,500.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

12. Retirement plan

     Celtic Capital Corporation adopted a 401(k) retirement plan effective January 1, 1998. The plan covers all employees who are at least twenty-one years of age with ninety days of service and everyone who was employed as of January 1, 1998. The Group may make a discretionary matching contribution up to a maximum of $7,000 per employee each year. The Group made contributions of $45,589 and $43,990 for the years ended December 31, 2004 and 2003, respectively.

13. Commitments and contingencies

     Commitments

     The Group occupies premises under leases that expire in August 2009. Monthly rent is approximately $10,300. Future minimum aggregate base rent commitments under this lease are as follows:

Years ending December 31,
2005	$124,785
2006	128,539
2007	132,379
2008	136,337
2009	92,702

Total	$614,742

     The Group also rents other offices on a month-to-month basis for monthly rents totaling approximately $2,800.

     Rental expense charged to operations for the years ended December 31, 2004 and 2003 was $204,473 and $195,491, respectively.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

14. Capitalization

     The combined capital stock of the Group at December 31, 2004 and 2003 consist of the following:

	2004	2003
Common stock:

Celtic Capital Corporation, 1,000,000 no-par shares authorized, 2,632 and 2,500 shares issued and outstanding, respectively	$26,320	$25,000

Columbia Capital Corporation, 100,000 no-par shares authorized, 1,000 shares issued and outstanding	50,000	50,000

	$76,320	$75,000

Additional paid-in capital:

Celtic Capital Corporation	$162,747	$143,567

Columbia Capital Corporation	297,857	297,857

	$460,604	$441,424

15. Subsequent event

Subsequent to the year end, the company signed an agreement, subject to various conditions, to sell substantially all of its assets. In conjunction with the sale of the assets, the buyer will assume the note payable, bank. The purchase price is the net book value of the assets, net of the note payable, bank, $900,000 in cash, and $800,000 of stock in the buyer’s company.

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION

COMBINING BALANCE SHEET
DECEMBER 31, 2004

	Celtic	Columbia
	Capital	Capital	Combining
	Corporation	Corporation	eliminations	Combined
ASSETS

Cash	$1,318,568	$(1,569)	$—	$1,316,999
Finance receivables, net	22,790,503	1,040,449	(1,040,449)	22,790,503
Fixed assets, net	79,896	—	—	79,896
Cash surrender value of life insurance	224,252	—	—	224,252
Prepaid expenses	14,514	—	—	14,514
Note receivable, officer	—	12,500	—	12,500
Other assets	33,818	6,724	—	40,542
Deferred income taxes	28,100	—	—	28,100

Total assets	$24,489,651	$1,058,104	$(1,040,449)	$24,507,306

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Liabilities
Note payable, bank	$19,917,688	$—	$—	$19,917,688
Accounts payable and accrued expenses	286,695	2,046	—	288,741
Notes payable, other	733,406	—	—	733,406
Subordinated notes payable	4,327,732	272,795	(1,040,449)	3,560,078
Junior subordinated debt	—	—	—	—

Total liabilities	25,265,521	274,841	(1,040,449)	24,499,913

Stockholders’ equity (deficit)
Common stock	26,320	50,000	—	76,320
Additional paid-in capital	162,747	297,857	—	460,604
Retained earnings (deficit)	(964,937)	435,406	—	(529,531)

	(775,870)	783,263	—	7,393

	$24,489,651	$1,058,104	$(1,040,449)	$24,507,306

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION

COMBINING BALANCE SHEET
DECEMBER 31, 2003

	Celtic	Columbia
	Capital	Capital	Combining
	Corporation	Corporation	eliminations	Combined
ASSETS

Cash	$713,220	$(1,740)	$—	$711,480
Finance receivables, net	17,026,644	1,029,039	(1,029,039)	17,026,644
Fixed assets, net	91,984	414	—	92,398
Cash surrender value of life insurance	178,713	—	—	178,713
Prepaid expenses	57,595	—	—	57,595
Note receivable, officer	—	12,500	—	12,500
Other assets	25,325	5,977	—	31,302
Deferred income taxes	28,400	—	—	28,400

Total assets	$18,121,881	$1,046,190	$(1,029,039)	$18,139,032

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Liabilities
Note payable, bank	$12,497,135	$—	$—	$12,497,135
Accounts payable and accrued expenses	235,545	1,744	—	237,289
Notes payable, other	730,719	—	—	730,719
Subordinated notes payable	4,290,070	261,579	(1,029,039)	3,522,610
Junior subordinated debt	1,247,292	—	—	1,247,292

Total liabilities	19,000,761	263,323	(1,029,039)	18,235,045

Stockholders’ equity (deficit)
Common stock	25,000	50,000	—	75,000
Additional paid-in capital	143,567	297,857	—	441,424
Retained earnings (deficit)	(1,047,447)	435,010	—	(612,437)

	(878,880)	782,867	—	(96,013)

	$18,121,881	$1,046,190	$(1,029,039)	$18,139,032

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION

COMBINING STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

	Celtic	Columbia
	Capital	Capital	Combining
	Corporation	Corporation	eliminations	Combined
Interest income
Interest and fees on finance receivables	$4,512,152	$85,752	$(85,752)	$4,512,152
Less interest paid to participants	289,440	—	—	289,440

	4,222,712	85,752	(85,752)	4,222,712
Interest expense	1,438,542	22,189	(85,752)	1,374,979

Net interest income	2,784,170	63,563	—	2,847,733
Provision for credit losses	38,035	—	—	38,035

Net interest income after provision for credit losses	2,746,135	63,563	—	2,809,698

Costs and expenses
Salaries and employee benefits	1,681,942	1,375	—	1,683,317
Office and occupancy expense	516,856	18,728	—	535,584
Other operating expenses	464,527	31,872	—	496,399

	2,663,325	51,975	—	2,715,300

Income before income tax expense	82,810	11,588	—	94,398
Income tax expense	300	—	—	300

Net income	$82,510	$11,588	$—	$94,098

CELTIC CAPITAL CORPORATION AND
COLUMBIA CAPITAL CORPORATION

COMBINING STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

	Celtic	Columbia
	Capital	Capital	Combining
	Corporation	Corporation	eliminations	Combined
Interest income
Interest and fees on finance receivables	$4,777,484	$83,150	$(83,150)	$4,777,484
Less interest paid to participants	246,816	—	—	246,816

	4,530,668	83,150	(83,150)	4,530,668
Interest expense	1,369,185	20,866	(83,150)	1,306,901

Net interest income	3,161,483	62,284	—	3,223,767
Provision for credit losses	177,500	—	—	177,500

Net interest income after provision for credit losses	2,983,983	62,284	—	3,046,267

Costs and expenses
Salaries and employee benefits	1,661,354	1,688	—	1,663,042
Office and occupancy expense	678,140	25,533	—	703,673
Other operating expenses	503,202	38,319	—	541,521
Costs of abandoned merger	122,339	—	—	122,339

	2,965,035	65,540	—	3,030,575

Income (loss) before income tax expense	18,948	(3,256)	—	15,692
Income tax expense	3,150	—	—	3,150

Net income (loss)	$15,798	$(3,256)	$—	$12,542

Exhibit A

PLAN OF REORGANIZATION
AND
MERGER AGREEMENT

     This Plan of Reorganization and Merger Agreement (this “Merger Agreement”) is entered into as of October 20, 2004, by and between Discovery Bank (“Bank”) and DB Merger Company (“Subsidiary”), to which Discovery Bancorp (“Holding Company”) is a party, with reference to the following:

RECITALS

     A. Bank is a California banking corporation with its principal office in the City of San Marcos, County of San Diego, State of California. Subsidiary and Holding Company are each corporations duly organized and existing under the laws of the State of California with their principal offices in the City of San Marcos, County of San Diego, State of California.

     B. As of the date hereof, Bank has 10,000,000 shares of serial preferred stock authorized, none of which are outstanding, 10,000,000 shares of no par value common stock authorized, of which 1,037,298 shares are outstanding, and 60,500 outstanding warrants to purchase shares of the common stock.

     C. As of the date hereof, Subsidiary has 10,000,000 shares of no par value common stock authorized, and at the time of the merger referred to herein 100 of such shares will be outstanding, all of which outstanding shares will be owned by Holding Company.

     D. As of the date hereof, Holding Company has 10,000,000 shares of preferred stock authorized, none of which are outstanding, and 10,000,000 shares of no par value common stock authorized, 200 shares of which will be outstanding at the time of the merger referred to herein.

     E. The Boards of Directors of Bank and Subsidiary have approved this Merger Agreement and authorized its execution, and the Board of Directors of Holding Company has approved this Merger Agreement, undertaken that Holding Company shall join in and be bound by it, and authorized the undertakings hereinafter made by Holding Company.

     For good and valuable consideration, receipt of which is hereby acknowledged Bank, Subsidiary and Holding Company hereby agree as follows:

AGREEMENT

Section 1. General

     1.1 The Merger. On the Effective Date, Subsidiary shall be merged into Bank, with the Bank surviving the merger (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Holding Company, and its name shall continue to be “Discovery Bank.”

     1.2 Effective Date. This Merger Agreement shall become effective at the close of business on the day (the “Effective Date”) on which an executed counterpart of this Merger Agreement shall have been filed with the Secretary of State of the State of California in accordance with Section 1103 of the General Corporation Law.

     1.3 Articles of Incorporation, Bylaws and Charter. On the Effective Date, the Articles of Incorporation of Bank, as in effect immediately prior to the Effective Date, shall be and remain the Articles of Incorporation of the Surviving Corporation; the Bylaws of Bank shall be and remain the Bylaws of the Surviving Corporation until altered, amended or repealed; the banking charter and certificate of authority of Bank issued by the Commissioner of

1

the California Department of Financial Institutions (the “Commissioner”) shall be and remain the charter and certificate of authority of the Surviving Corporation; and the insurance of deposits coverage by the Federal Deposit Insurance Corporation (the “FDIC”) shall be and remain the deposit insurance of the Surviving Corporation.

     1.4 Directors and Officers of the Surviving Corporation. On the Effective Date, the directors and officers of Bank immediately prior to the Effective Date shall become the directors and officers of the Surviving Corporation. The directors of the Surviving Corporation shall serve until the next annual meeting of shareholders of the Surviving Corporation or until such time as their successors are elected and have qualified.

     1.5 Effect of the Merger.

          (a) Assets and Rights. All rights, privileges, franchises and property of Bank or Subsidiary, and all debts and liabilities due or to become due to Bank or Subsidiary, including things in action and every interest or asset of conceivable value or benefit, shall be deemed fully and finally and without any right of reversion transferred to and vested in the Surviving Corporation without further act or deed, and the Surviving Corporation shall have and hold the same in its own right as fully as the same was possessed and held by Bank or Subsidiary.

          (b) Liabilities. All debts, liabilities, and obligations due or to become due of, and all claims or demands for any cause existing against, Bank or Subsidiary shall be and become the debts, liabilities, obligations or, and the claims and demands against, the Surviving Corporation in the same manner as if the Surviving Corporation had itself incurred or become liable for them.

          (c) Creditor’s Rights and Liens. All rights of creditors of Bank or Subsidiary, and all liens upon the property of Bank or Subsidiary, shall be preserved unimpaired, limited in lien to the property affected by the liens immediately prior to the time of the merger.

          (d) Pending Actions. Any action or proceeding pending by or against Bank or Subsidiary shall not be deemed to have abated or been discontinued, but may be prosecuted to judgment with the right to appeal or review as in other cases as if the merger had not taken place or the Surviving Corporation may be substituted for Bank or Subsidiary, as the case may be.

          (e) Further Assistance. Bank and Subsidiary each agree that at any time, or from time to time, as and when requested by the Surviving Corporation, or by its successors and assigns, it will execute and deliver, or cause to be executed and delivered in its name by its last acting officers, or by the corresponding officers of the Surviving Corporation, all such conveyances, assignments, transfers, deeds or other instruments, and will take or cause to be taken such further or other action as the Surviving Corporation, its successors or assigns may deem necessary or desirable in order to evidence the transfer, vesting or devolution of any property right, privilege or franchise or to vest or perfect in or confirm to the Surviving Corporation, its successors and assigns, title to and possession of all the property, rights, privileges, powers, immunities, franchises and interests referred to in this Section 1 and otherwise to carry out the intent and purposes thereof.

Section 2. Capital Stock of the Surviving Corporation.

     2.1 Stock of Subsidiary. The shares of common stock of Subsidiary issued and outstanding immediately prior to the Effective Date shall thereupon be converted into and exchanged by Holding Company for 100 shares of fully paid common stock of Bank as the Surviving Corporation.

     2.2 Stock of Discovery Bank. All shares of common stock of Bank issued and outstanding immediately prior to the Effective Date shall upon the Effective Date, by virtue of the merger and without any action on the part of the holders thereof, be exchanged for and converted into an equal number of shares of fully paid and nonassessable common stock of Holding Company.

     2.3 Exchange of Stock. Upon the merger becoming effective:

2

          (a) The shareholders of Bank of record at the time the merger becomes effective, for each share of common stock of Bank then held by them, shall be allocated and entitled to receive one share of the common stock of Holding Company;

          (b) Holding Company shall issue the shares of its common stock which the shareholders of Bank shall be entitled to receive; and

          (c) Outstanding certificates representing shares of the common stock of Bank shall thereafter represent shares of the common stock of Holding Company, and such certificates may, but need not, be exchanged by the holders thereof, after the merger becomes effective, for new certificates for the appropriate number of shares bearing the name of Holding Company.

     2.4 Other Rights to Stock. Upon and by reason of the merger becoming effective:

          (a) The options to purchase shares of common stock of Bank which have been granted by Bank pursuant to its Stock Option Plan shall be deemed to be options granted by Holding Company with the same terms and conditions and for the same number of shares of common stock of Holding Company. Holding Company shall issue replacement stock options for shares of its common stock so that appropriate adjustments to reflect this merger may be made to (i) the class and number of shares of common stock available for options under the Stock Option Plan and (ii) the class and number of shares and the price per share of the common stock subject to options outstanding under Bank’s Stock Option Plan.

          (b) The warrants to purchase shares of common stock of Bank issued pursuant to Bank’s 2003 Unit Offering shall be deemed to be warrants granted by Holding Company with the same terms and conditions and for the same number of shares of common stock of Holding Company. Outstanding certificates representing Bank’s warrants shall thereafter represent Holding Company warrants and such certificates may, but need not, be exchanged by the holders thereof, after the merger becomes effective, for new certificates for the appropriate number of warrants bearing the name of Holding Company. Holding Company shall issue shares of its common stock upon exercise of the warrants, making appropriate adjustments to reflect this merger.

          (c) From time to time, as and when required by the provisions of any agreement to which Bank or Holding Company shall become a party after the date hereof providing for the issuance of shares of common stock or other equity securities of Bank or Holding Company in connection with a merger into Bank or any other banking institution or other corporation, Holding Company will issue in accordance with the terms of any such agreement shares of its common stock or other equity securities as required by such agreement or in substitution for the shares of common stock or other equity securities of Bank required to be issued by such agreement, as the case may be, which the shareholders of any other such banking institution or other corporation shall be entitled to receive by virtue of any such agreement.

Section 3. Approvals

     3.1 Shareholder Approval. This Merger Agreement shall be submitted to the shareholders of Bank and Subsidiary for approval in accordance with the applicable provisions of the law.

     3.2 Dissenters’ Rights. The provisions of Chapter 13, Section 1300 et seq. of the General Corporation Law of California (dissenters’ rights) shall not apply to the shareholders of the Bank.

     3.3 Regulatory Approvals. The parties shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and in the taking of any other action, and the satisfaction of all other requirements prescribed by law or otherwise, necessary or desirable for consummation of this merger and plan of reorganization on the terms herein provided, including, without being limited to, those consents and approvals referred to in Section 4.1(b).

3

Section 4. Conditions Precedent, Termination and Payment of Expenses

     4.1 Conditions Precedent to the Merger. Consummation of the merger is conditional upon:

          (a) Approval of this Merger Agreement by the shareholders of Bank and Subsidiary, as required by law;

          (b) Obtaining all other consents and approvals, and the satisfaction of all other requirements prescribed by law which are necessary for consummation of the merger, including, but not limited to, approval of the FDIC, the Commissioner and the Board of Governors of the Federal Reserve System;

          (c) Obtaining all consents or approvals, governmental or otherwise, which are, or in the opinion of counsel for Bank may be, necessary to permit or enable the Surviving Corporation, upon and after the merger, to conduct all or any part of the business and activities of Bank up to the time of the merger, in the manner in which such activities and business are then conducted;

          (d) Bank’s obtaining for Holding Company, prior to the Effective Date, a letter, in form and substance satisfactory to Holding Company’s counsel, signed by each person who is an “affiliate” of Bank for purposes of Rule 145 of the Securities and Exchange Commission to the effect that: (i) such person will not dispose of any shares of Holding Company’s common stock to be received pursuant to the merger, in violation of the Securities Act or the rules and regulations of the SEC promulgated thereunder, or in any event prior to such time as financial results covering at least 30 days of post-merger combined operations have been published; and (ii) such person consents to the placing of a legend on the certificate(s) evidencing such shares referring to the issuance of such shares in a transaction to which Rule 145 is applicable and to giving of stop-transfer instructions to Holding Company’s transfer agent with respect to such certificate(s); and

          (e) Performance by each party hereto of all of its obligations hereunder to be performed prior to the merger becoming effective.

     4.2 Termination of the Merger. If any condition in Section 4.1 has not been fulfilled, or, in the opinion of a majority of the Board of Directors of any of the parties:

          (a) any action, suit, proceeding or claim has been instituted, made or threatened relating to the proposed merger which makes consummation of the merger inadvisable; or

          (b) for any other reason consummation of the merger is deemed inadvisable; then this Merger Agreement may be terminated at any time before the merger becomes effective. Upon termination, this Merger Agreement shall be void and of no further effect, and there shall be no liability by reason of this Merger Agreement or the termination thereof on the part of the parties or their respective directors, officers, employees, agents or stockholders.

     4.3 Expenses of the Merger. All of the expenses of the merger, including filing fees, printing costs, mailing costs, accountant’s fees and legal fees shall be borne by the Surviving Corporation. In the event the merger is abandoned for any reason, the expenses shall be paid by the Bank.

4

     IN WITNESS WHEREOF, the parties hereto have caused this Plan of Reorganization and Merger Agreement to be executed by their duly organized officers as of the day and year first above written.

DISCOVERY BANK

By:	/s/ James P. Kelly, II

James P. Kelly, II,
President

By:	/s/ Robert Cairns

Robert Cairns,
Secretary

DB MERGER COMPANY

By:	/s/ James P. Kelly, II

James P. Kelly, II,
President

By:	/s/ Robert Cairns

Robert Cairns,
Secretary

DISCOVERY BANCORP

By:	/s/ James P. Kelly, II

James P. Kelly, II,
President

By:	/s/ Robert Cairns

Robert Cairns,
Secretary

5

Part II – Information Not Required in Prospectus

Item 20. Indemnification of Officers and Directors

     The Registrant’s Bylaws provide that the Registrant shall, to the maximum extent and in the manner permitted by the California Corporations Code (the “Code”), indemnify each of its directors against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was a director of the Registrant. Furthermore, pursuant to Registrant’s Articles of Incorporation and Bylaws, the Registrant has power to, to the maximum extent and in the manner permitted by the Code, indemnify its employees, officers and agents (other than directors) against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an employee, officer or agent of Registrant.

     Under Section 317 of the Code, a corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation, except that no indemnification shall be made: (1) in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses as the court shall deem proper, (2) of amounts paid in settling or otherwise disposing of a pending action without court approval, and (3) of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

     The Registrant’s Articles of Incorporation provides that to the fullest extent permitted by the Code as the same exists or may hereafter be amended, a director of the Registrant shall not be liable to the Registrant or its shareholders for monetary damages for breach of fiduciary duty as a director. The Code permits California corporations to include in their articles of incorporation a provision eliminating or limiting director liability for monetary damages arising from breaches of their fiduciary duty. The only imitations imposed under the statute are that the provision may not eliminate or limit a director’s liability (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director’s duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of serious injury to the corporation or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its shareholders, (vi) under a contract or transaction between the corporation and a director or between the corporation and any corporation in which one more of its directors has a material financial interest, or (vii) for approving any of the following corporate actions: (1) the making of any distribution to its shareholders that would cause the corporation to be unable to meet its liabilities, (2) the making of any distribution to the corporation’s shareholders on any shares of its stock of any class or series that are junior to outstanding shares of any other class or series with respect to distribution of assets on liquidation if, after giving effect thereto, the excess of its assets (exclusive of goodwill, capitalized research and development expenses and deferred charges) over its liabilities (not including deferred taxes, deferred income and other deferred credits) would be less than the liquidation preference of all shares having a preference on liquidation over the class or series to which the distribution is made; provided, however, that for the purpose of applying the aforementioned to a distribution by a corporation of cash or property in payment by the corporation in connection with the purchase of its shares, there shall be deducted from liabilities all amounts that had been previously added thereto with respect to obligations incurred in connection with the corporation’s repurchase of its shares and reflected on the corporation’s balance sheet, but not in excess of the principal of the obligations that will remain unpaid after the distribution; provided, further, that no deduction from liabilities shall occur on account of any obligation that is a distribution to the corporation’s shareholders at the time the obligation is incurred, (3)the distribution of assets to shareholders after institution of dissolution proceeding of the corporation, without paying or adequately providing for all known liabilities of the corporation, excluding any claims not filed by creditors within the time limit set by the court in a notice given to creditors under Chapters 18, 19 and 20, (4) the making of any loan to or guarantee the obligation of any director or officer, unless the transaction is approved by a majority of the shareholders to act thereon, or (5) the making of any loan to or guarantee the obligation of, any person upon the security of shares of the corporation or of its parent if the corporation’s recourse in the event of default is limited to the security for the loan or guaranty y, unless the loan or guarantee is adequately secured without considering these shares, or the loan or guaranty is approved by a majority of the shareholders entitled to act thereon.

     Registrant is insured against liabilities which it may incur by reason of its indemnification of officers and directors in accordance with its Bylaws and it is anticipated that the Registrant will assume that policy on its and Registrant’s behalf.

     In October 2004, Registrant entered into Indemnification Agreements with each of its executive officers and directors pursuant to which Registrant agreed to indemnify each executive officer and director for expenses, judgments, fines, settlements and other amounts incurred in connection with any proceeding arising by reason of the fact that such director was an “agent” of Registrant to the fullest extent permissible under California law, subject to the terms and conditions of the Indemnification Agreements. The indemnification provisions also apply to liability under the Federal Securities Laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Registrant pursuant to the foregoing provisions, Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     At present, Registrant is not aware of any pending or threatened litigation or proceeding involving its directors, officers, employees or agents in which indemnification would be required or permitted. Registrant believes that its Articles of Incorporation and Bylaw provisions and indemnification agreements with its directors are necessary to attract and retain qualified persons as directors and officers.

     The foregoing summaries are necessarily subject to the complete text of the statute, Articles of Incorporation, Bylaws and agreements referred to above and are qualified in their entirety by reference thereto.

Item 21. Exhibits and Financial Statement Schedules

     (a) Exhibit Index

Designation	Exhibit
2*	Plan of Reorganization and Merger Agreement, dated October 20, 2004, by and between Discovery Bank and DB Merger Company, filed as Exhibit A to the Proxy Statement /Prospectus included in this Registration Statement.

3.1*	Articles of Incorporation of Discovery Bancorp

3.2*	Bylaws of Discovery Bancorp

4.1*	Form of Discovery Bank Warrant

4.2*	Shareholder Agreement dated October 20, 2004

5**	Opinion of Horgan, Rosen, Beckham & Coren, L.L.P., regarding the legality the securities being registered and consent

5.1***	Tax Opinion of Murray H. Falk, Esq.

10.1*	Discovery Bancorp 2004 Stock Option Plan

Designation	Exhibit
10.2*	Form of Discovery Bancorp Stock Option Agreement

10.3*	Form of Discovery Bancorp Indemnity Agreement

10.4*	Lease Agreement (338 Via Vera Cruz)

10.5**	Employment Agreement dated January 1, 2005 with James P. Kelley, II

10.6**	Employment Agreement dated January 1, 2005 with Joseph Carona

10.7**	Employment Agreement dated January 1, 2005 with Lou Ellen Ficke

10.8**	Employment Agreement dated January 1, 2005 with Stanley Cruse

10.9**	Celtic Asset Purchase Agreement dated January 27, 2005

23.1*	Consent of Horgan, Rosen, Beckham & Coren, L/.L.P. (included as part of Exhibit 5)

23.2***	Consent of Moss Adams, LLP

23.3**	Consent of Good, Swartz, Brown & Berns LLP

23.4***	Consent of Murray H. Falk, Esq. (included as part of Exhibit 5.1)

24	Power of Attorney (included with Signatures)

99***	Form of Proxy of Discovery Bank

*	This document was previously filed as an exhibit to the Form S-4 on January 18, 2005.

**	This document was previously filed as an exhibit to the Pre-Effective Amendment No. 1 to Registration Statement on Form S-4 on April 6, 2005.

***	Filed herewith as part of this Pre-Effective Amendment No. 2 to Registration Statement on Form S-4.

     (b) Financial Statements

     No financial statement schedules are required to be filed herewith pursuant to Item 21(b) of this Form.

Item 22. Undertakings

     (a) Item 512 of Regulation S-K.

     (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (c) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused Pre-Effective Amendment No. 2 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on May 10, 2005.

DISCOVERY BANCORP

By:	/s/ James P. Kelley*

James P. Kelley, II
President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert C. Cairns*	Director and Corporate Secretary	May 10, 2005
Robert C. Cairns

/s/ Gabriel P. Castano*	Vice Chairman	May 10, 2005
Gabriel P. Castano

/s/ Walter F. Cobb*	Director	May 10, 2005
Walter F. Cobb

/s/ Lou Ellen Ficke*	Executive Vice President and Chief Financial Officer
Lou Ellen Ficke	(Principal Financial Officer and
	Principal Accounting Officer)	May 10, 2005

/s/ James P. Kelley, II*	Director, President and Chief Executive Officer
James P. Kelley, II	(Principal Executive Officer)	May 10, 2005

Michael L. Lenzner	Director

Anthony J. Pitale	Director

/s/ John R. Plavan*	Chairman of the Board	May 10, 2005
John R. Plavan

Stuart Rubin	Director

/s/ Mark W. Santar*	Director	May 10, 2005
Mark W. Santar

* By S. Alan Rosen, Attorney in fact.

EXHIBIT INDEX

Designation	Exhibit
2*	Plan of Reorganization and Merger Agreement, dated October 20, 2004, by and between Discovery Bank and DB Merger Company, filed as Exhibit A to the Proxy Statement /Prospectus included in this Registration Statement.

3.1*	Articles of Incorporation of Discovery Bancorp

3.2*	Bylaws of Discovery Bancorp

4.1*	Form of Discovery Bank Warrant

4.2*	Shareholder Agreement dated October 20, 2004

5**	Opinion of Horgan, Rosen, Beckham & Coren, L.L.P., regarding the legality the securities being registered and consent

5.1***	Tax Opinion of Murray H. Falk, Esq.

10.1*	Discovery Bancorp 2004 Stock Option Plan

10.2*	Form of Discovery Bancorp Stock Option Agreement

10.3*	Form of Discovery Bancorp Indemnity Agreement

10.4*	Lease Agreement (338 Via Vera Cruz)

10.5**	Employment Agreement dated January 1, 2005 with James P. Kelley, II

10.6**	Employment Agreement dated January 1, 2005 with Joseph Carona

10.7**	Employment Agreement dated January 1, 2005 with Lou Ellen Ficke

10.8**	Employment Agreement dated January 1, 2005 with Stanley Cruse

10.9**	Celtic Asset Purchase Agreement dated January 27, 2005

23.1*	Consent of Horgan, Rosen, Beckham & Coren, L/.L.P. (included as part of Exhibit 5)

23.2***	Consent of Moss Adams, LLP

23.3**	Consent of Good, Swartz, Brown & Berns LLP

23.4***	Consent of Murray H. Falk, Esq. (included as part of Exhibit 5.1)

99***	Form of Proxy of Discovery Bank

*	This document was previously filed as an exhibit to the Form S-4 on January 18, 2005.

**	This document was previously filed as an exhibit to the Pre-Effective Amendment No. 1 to Registration Statement on Form S-4 on April 6, 2005.

***	Filed herewith as part of this Pre-Effective Amendment No. 2 to Registration Statement on Form S-4.